Exhibit 2.1

EXECUTION VERSION

BUSINESS SEPARATION AND MERGER AGREEMENT

BY AND AMONG

COCA-COLA ENTERPRISES INC.

INTERNATIONAL CCE, INC.

THE COCA-COLA COMPANY

AND

COBALT SUBSIDIARY LLC

DATED AS OF FEBRUARY 25, 2010

i

4.8	Absence of Certain Changes or Events	43
4.9	Title to Personal Property	43
4.10	Title to Real Property	43
4.11	Sufficiency of Assets	44
4.12	Intellectual Property	44
4.13	Litigation	45
4.14	Employee Benefit Plans	45
4.15	Taxes	48
4.16	Material Contracts	49
4.17	Product Liability	51
4.18	Major Suppliers and Customers other than TCCC	51
4.19	Compliance with Laws; Permits	52
4.20	Labor Matters	52
4.21	Environmental	53
4.22	Intercompany Agreements	55
4.23	Related Party Transactions	55
4.24	Insurance	55
4.25	Guarantees	55
4.26	Takeover Statutes; Other Restrictions	56
4.27	Solvency	56
4.28	Disclosure Documents	56
4.29	Brokers	57
4.30	Limitation of Representations and Warranties	57

	ARTICLE V

	REPRESENTATIONS AND WARRANTIES OF TCCC

5.1	Organization; Authority	57
5.2	No Violation; Consents and Approvals	58
5.3	Ownership of CCE Common Stock	58
5.4	Litigation	58
5.5	Information Supplied	59
5.6	Capitalization of Merger Sub	59
5.7	Brokers	59
5.8	Solvency	59
5.9	TCCC Knowledge	60
5.10	Actions Regarding Tax Treatment	60
5.11	Limitation of Representations and Warranties	60

	ARTICLE VI

	COVENANTS OF THE PARTIES

6.1	Conduct of the North American Business	60
6.2	Conduct of TCCC Business	63

6.3	Transfer and Voting of CCE Common Stock	64
6.4	Preparation of SEC Filings; CCE Stockholders Meeting	64
6.5	No Solicitation; Other Offers	66
6.6	NYSE Matters	68
6.7	Financing.	68
6.8	Access to Information Prior to the Closing; Confidentiality	69
6.9	Records	71
6.10	Notification of Certain Matters; Defense of Litigation	72
6.11	Consents; Approvals	73
6.12	Antitrust Notification	74
6.13	Public Announcements	75
6.14	Financial Statements	75
6.15	Non-Competition	78
6.16	Payments of Receivables after Closing	79
6.17	Cooperation with Respect to Financial Reporting	79
6.18	Takeover Statutes	79
6.19	Directors and Officers Indemnification and Insurance	79
6.20	Further Assurances	81
6.21	Gross Indebtedness; Treatment of Certain Indebtedness Contracts	82
6.22	German Entity	83
6.23	Adjusted Net Working Capital	84
6.24	CCE Tax Benefits	85
6.25	Certain Nordic SPA Matters	85

	ARTICLE VII

	CONDITIONS TO THE OBLIGATIONS OF THE PARTIES

7.1	Mutual Conditions	85
7.2	Conditions to the Obligations of CCE and Splitco	86
7.3	Conditions to the Obligations of TCCC and Merger Sub	87

	ARTICLE VIII

	TERMINATION, AMENDMENT AND WAIVER

8.1	Termination	88
8.2	Procedure and Effect of Termination	89

	ARTICLE IX

	SURVIVAL; INDEMNIFICATION

9.1	Survival	91
9.2	Splitco’s Agreement to Indemnify	92
9.3	Splitco’s Limitation of Liability	92
9.4	TCCC’s Agreement to Indemnify	93

9.5	TCCC’s Limitation of Liability	94
9.6	Third-Party Claims	95
9.7	Other Claims	95
9.8	Sole Remedy; Other Limitations; etc.	96
9.9	Exclusivity of Tax Sharing Agreement	97
9.10	Offset against Tax Benefits	98

	ARTICLE X

	MISCELLANEOUS

10.1	Fees and Expenses	98
10.2	Interest.	98
10.3	Notices	98
10.4	Entire Agreement; Modification	99
10.5	Waiver	100
10.6	Assignment; Binding Effect; Severability	100
10.7	Specific Performance	100
10.8	Governing Law	100
10.9	Consent to Jurisdiction	100
10.10	Waiver of Jury Trial	101
10.11	Third Party Beneficiaries	101
10.12	Counterparts	101
10.13	Limitation on Damages	101

SCHEDULE A	SEPARATION TRANSACTIONS
SCHEDULE B	CERTAIN ACTIONS
SCHEDULE C	STATEMENT OF ADJUSTED NET WORKING CAPITAL
SCHEDULE D	TRANSACTION EXPENSES
EXHIBIT I	TAX SHARING AGREEMENT
EXHIBIT II	EMPLOYEE MATTERS AGREEMENT
EXHIBIT III	FORM OF CORPORATE NAME LETTER
EXHIBIT IV	FORM OF TRANSITION SERVICES AGREEMENT
EXHIBIT V-1	BOTTLER’S AGREEMENT JURISDICTIONS
EXHIBIT V-2	FORM OF BOTTLER’S AGREEMENT

BUSINESS SEPARATION AND MERGER AGREEMENT

BUSINESS SEPARATION AND MERGER AGREEMENT, dated as of February 25, 2010 (this “Agreement”), by and among COCA-COLA ENTERPRISES INC., a Delaware corporation (“CCE”), INTERNATIONAL CCE, INC., a Delaware corporation (“Splitco”), THE COCA-COLA COMPANY, a Delaware corporation (“TCCC”) and COBALT SUBSIDIARY LLC, a Delaware limited liability company (“Merger Sub” and together with CCE, Splitco and TCCC, each a “Party” and collectively, the “Parties”).

RECITALS

WHEREAS, in addition to its other businesses, CCE is engaged, directly and through certain of its Subsidiaries, in (x) the marketing, production, and distribution of nonalcoholic beverages in the United States, Canada, the British Virgin Islands, the United States Virgin Islands and the Cayman Islands (“North American Territory”) and (y) the functions and operations of CCE’s “corporate operating segment” (as defined in CCE’s Annual Report on Form 10-K for the year ended December 31, 2009) (“Corporate Segment”) ((x) and (y) collectively, the “North American Business”);

WHEREAS, Splitco is a wholly-owned subsidiary of CCE;

WHEREAS, CCE desires to restructure its business so that the business of marketing, production and distribution of non-alcoholic beverages outside the North American Territory and all equity interests directly or indirectly owned by it in entities engaged in businesses other than the North American Business (collectively, the “Other CCE Businesses”) shall be owned, directly or indirectly, by Splitco;

WHEREAS, at or prior to the Closing (as defined herein) of the transactions contemplated hereby the parties will execute the separation transactions as more fully described in Schedule A attached hereto (collectively other than paragraphs 9, 10 and 11, the “Separation Transactions”);

WHEREAS, TCCC desires to acquire CCE and the North American Business;

WHEREAS, the respective boards of directors of each of TCCC and CCE, and the sole managing member of Merger Sub, have (i) approved the merger of Merger Sub with and into CCE (the “Merger”), with CCE as the surviving corporation (CCE, as the surviving corporation in the Merger, is sometimes referred to herein as the “Surviving Corporation”) pursuant to which (A) each share of common stock, par value $1.00 per share, of CCE (the “CCE Common Stock”), other than the Excluded Shares, will be converted automatically into the right to receive (1) 1.000 share of Splitco Common Stock and (2) $10.00 in cash, without interest (funds for which will be comprised of cash on hand and/or funds borrowed by Splitco and distributed to CCE), and (B) each outstanding membership interest of Merger Sub (“Merger Sub Membership Interest”) shall be converted into a share of the Surviving Corporation, in each case subject to the terms and conditions set forth in this Agreement and (ii) approved and declared advisable this Agreement;

WHEREAS, the board of directors of CCE (the “CCE Board”) and the Affiliated Transaction Committee have, in each case, determined that the Merger and the other transactions contemplated by this Agreement are in the best interests of CCE’s stockholders (other than TCCC and its Affiliates) and the CCE Board has resolved to recommend the adoption of this Agreement to CCE’s stockholders;

WHEREAS, the board of directors of TCCC has determined that the Merger and the other transactions contemplated by this Agreement are in the best interests of TCCC;

WHEREAS, the parties to this Agreement intend that the Merger and the conversion of shares of CCE Common Stock into shares of Splitco Common Stock and cash at the Closing will qualify as tax-free for United States federal income tax purposes under Sections 355 and 361 of the Code (except as provided in Section 356(b) of the Code);

WHEREAS, following the execution of this Agreement, TCCC, CCE and Splitco expect to enter into a share purchase agreement (as executed, the “Nordic SPA”) pursuant to which TCCC will transfer to Splitco, all of its right, title and interest, directly or indirectly, in the Nordic Entities;

WHEREAS, concurrently with the execution of this Agreement or at the Closing, as applicable, the Parties (or their respective Subsidiaries, as applicable) are entering, or shall enter, into the Ancillary Agreements; and

WHEREAS, each of CCE, Splitco, TCCC and Merger Sub desires to make certain representations, warranties and agreements in connection with the Separation Transactions and the Merger and to prescribe certain conditions with respect to the consummations of the Separation Transactions, the Merger and the other transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, each of CCE, Splitco, TCCC and Merger Sub hereby agrees as follows:

ARTICLE I

CERTAIN DEFINITIONS AND OTHER MATTERS

1.1 Certain Definitions.

“Accounting Cycle” shall mean the applicable accounting period of each of TCCC and CCE (based on accounting policies in effect as of the date hereof) set forth in Section 1.1(a) of the CCE Disclosure Letter.

“Adjusted Net Working Capital” shall mean, with respect to the Consolidated North American Business Entities, on a consolidated basis, as of the Effective Time (after taking into account the transactions contemplated by this Agreement) the amount equal to their (i) current assets determined in accordance with GAAP (as applied by the North American Business as of the date hereof) consistently applied but including and/or excluding the items specified on the Statement of Adjusted Net Working Capital attached hereto as Schedule C, minus (ii) current liabilities determined in accordance with GAAP (as applied by the North American Business as of the date hereof) consistently applied but including and/or excluding the items specified on the Statement of Adjusted Net Working Capital attached hereto as Schedule C.

“Affiliate” shall mean, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlled” and “controlling” have correlative meanings. For the purposes of this Agreement, unless otherwise specifically contemplated by the terms hereof, CCE and its Subsidiaries, on the one hand, and TCCC and its Subsidiaries, on the other hand, shall not be considered to be “Affiliates” of one another.

“Affiliated Transaction Committee” shall mean the committee of the CCE Board formed pursuant to Article III, Section 1 of the by-laws of CCE.

“Assets” shall mean, with respect to any Person, any and all of such Person’s right, title and ownership interest in and to all properties, assets, claims, Contracts and businesses of every kind, character and description, whether real, personal or mixed, tangible or intangible, whether accrued, contingent or otherwise, and wherever located (including in the possession of vendors, customers or other third parties or elsewhere), in each case whether or not recorded or reflected on the books and records or financial statements of any Person, including the following: (i) all cash, cash equivalents, notes and accounts receivable (whether current, or non-current); (ii) all certificates of deposit, banker’s acceptances and other investment securities of any other form and maturity; (iii) the fee interest in all owned real properties (including all improvements located thereon or contained therein and appurtenances thereto); (iv) the leasehold interest in all leased real properties and all leasehold improvements; (v) all machinery, equipment (including all transportation and office equipment and all improvements leased from any Governmental Entity), fixtures, trade fixtures and furniture; (vi) all office supplies, production supplies, computer hardware, spare parts, other miscellaneous supplies and other tangible property of any kind; (vii) all capital stock, partnership interests and other equity or ownership interests or rights, directly or indirectly, in any Subsidiary or other entity; (viii) all inventories of materials, raw materials, products, works in progress, supplies and other inventories; (ix) all Intellectual Property Rights; (x) all rights existing under all Contracts; (xi) all prepayments, deposits, performance bonds, guarantees, derivative instruments, advances for insurance premiums to the extent they constitute an asset and not a liability of such party; (xii) all claims, causes of action, choses in action, rights to indemnification, judgments, rights of recovery and rights of set-off of any kind; (xiii) all customer lists and records pertaining to customers and accounts, personnel records, all lists and records pertaining to suppliers and agents, and all books, ledgers, files and legal and business records of every kind; (xiv) all advertising materials and all other printed, electronic or written materials, including purchase orders, forms, labels, shipping materials, catalogues, sales brochures, operating manuals, and instructional documents; (xv) all goodwill as a going concern; (xvi) all employee contracts, including the right thereunder to restrict an employee from competing in certain respects; (xvii) all trucks, automobiles and other vehicles; (xviii) all special and general tools, test devices, prototypes, models and any other tangible personal property; (xix) all telephone and facsimile numbers; and (xx) all permits, licenses, registrations, approvals and authorizations of Governmental Entities or third parties relating to the ownership, possession or operation of any of the foregoing. Notwithstanding the foregoing, “Assets” does not include Tax assets, which are governed by the Tax Sharing Agreement.

“Business Day” shall mean a day other than Saturday, Sunday or any other day on which commercial banks located in the State of New York are authorized or required by Law to remain closed.

“Cancelled Shares” shall mean all shares of CCE Common Stock (i) owned by TCCC or by any Subsidiary of TCCC, including Merger Sub, immediately prior to the Effective Time, (ii) owned by any of the North American Business Entities (other than CCE) or (iii) held by CCE as treasury stock immediately prior to the Effective Time. For the avoidance of doubt, the Cancelled Shares shall not be entitled to the Merger Consideration.

“CCE Benefit Plan” shall mean each “employee benefit plan” (as defined in Section 3(3) of ERISA), and all other employee benefit plans, programs, agreements, policies, or arrangements, including bonus plans, employment, consulting or other compensation agreements, collective bargaining agreements, incentive and other equity or equity-based compensation plans or agreements, deferred compensation arrangements, change in control, termination or severance plans or arrangements, stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance and scholarship plans and programs maintained by CCE or any of its Subsidiaries or ERISA Affiliates or to which CCE or any of its Subsidiaries or ERISA Affiliates contributed or is obligated to contribute thereunder, in each case, for employees or former employees of CCE or any of its Subsidiaries or ERISA Affiliates or directors or former directors thereof.

“CCE Disclosure Letter” shall mean the disclosure letter delivered by CCE to TCCC contemporaneously with the execution of this Agreement and dated as of the date hereof.

“CCE North American Employee” shall have the meaning assigned to such term in the Employee Matters Agreement.

“CCE Tax Opinion” shall mean the definition ascribed to such term in the Tax Sharing Agreement.

“Cleanup” shall mean all actions required to: (1) cleanup, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (2) prevent the Release of Hazardous Materials; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; and (4) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Competition Law” shall mean all Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through a merger or acquisition.

“Consolidated North American Business Entities” shall mean CCE and each of the other North American Business Entities that is consolidated with CCE in accordance with GAAP.

“Contract” shall mean any contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease, sublease, license, sublicense or other instrument, obligation or binding arrangement or understanding of any kind or character (and whether written or oral) and any amendments or supplements thereto.

“Credit Agreement” shall mean the Five Year Credit Agreement, dated as of August 3, 2007, among CCE, CCE (Canada) Bottling Finance Company, TCCC Bottling Company, Bottling Holdings (Luxembourg) Commandite S.C.A., Citibank, N.A., as administrative agent, and the lenders and other agents party thereto, as amended by Amendment No. 1, dated as of October 17, 2008.

“DGCL” shall mean the General Corporation Law of the State of Delaware.

“Divested Business” shall mean all terminated, divested or discontinued businesses, operations, sites or facilities that, at or prior to the time of termination, divestiture or discontinuation, related to or otherwise would have been part of the North American Business or were owned or operated, directly or indirectly, by a North American Business Entity.

“DLLCA” shall mean the Delaware Limited Liability Company Act.

“Environmental Claim” shall mean any claim, action, cause of action or written notice by any Person alleging potential liability (including potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) based on or resulting from (a) the presence, Release or threatened Release of any Hazardous Materials at any location, whether or not owned or operated by CCE, its Subsidiaries or Affiliates, or (b) any violation, or alleged violation, of any Environmental Law.

“Environmental Laws” shall mean all Laws, together with all common law, relating to pollution or protection of the environment or of human health (to the extent relating to exposure to Hazardous Materials), including Laws or common law relating to exposure to or Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials and to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials, and protection of natural resources, including endangered or threatened species of fish, wildlife and plants.

“Equipment” shall mean all equipment, fixtures, fittings, machinery, appliances, apparatus, inventory, materials, spare parts, supplies, tools and other tangible personal property.

“Equipment Leases” shall mean leases relating solely to Equipment.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any trade or business, whether or not incorporated, that together with CCE would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Business Assets” means those Assets listed on Section 1.1(d) of the CCE Disclosure Letter.

“Excluded Current Assets” shall mean those Assets listed on Section 1.1(e) of the CCE Disclosure Letter.

“GAAP” shall mean the United States generally accepted accounting principles, consistently applied.

“German Entity” shall mean Coca-Cola Erfrischungsgetranke A.G., a company organized under the Laws of Germany and its successors or assigns and any entity that acquires all or substantially all of the assets or equity of such entity.

“Governmental Entity” shall mean any Federal, state, local or foreign government, any multinational quasi-governmental authority, any court, administrative, regulatory or other governmental agency, commission or authority, any non-governmental self-regulatory agency, commission or authority, including domestic or foreign stock exchanges and securities regulatory bodies, and any arbitration tribunal.

“Gross Indebtedness” shall mean the aggregate principal amount of Indebtedness of the type described in clause (i), (ii) and (viii) of the definition of “Indebtedness” calculated in accordance with GAAP (as applied in preparing CCE’s Annual Report on Form 10-K for the year ended December 31, 2009), including the current portion of any such Indebtedness, but excluding (i) any Intercompany Indebtedness (for the avoidance of doubt, Intercompany Indebtedness shall not include any amounts outstanding between CCE and/or any of its Subsidiaries, on the one hand, and any North American Joint Venture, on the other hand) (ii) Guarantees, (iii) amounts outstanding under Guarantees and undrawn amounts under the Credit Agreement and any other line of credit, and (iv) undrawn letters of credit. For the avoidance of doubt, Gross Indebtedness shall not include any Indebtedness incurred pursuant to the Financing (which Indebtedness shall not be incurred by any North American Business Entity).

“Hazardous Materials” shall mean all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law, including any petroleum or petroleum products, by-products or derivatives, radioactive materials, chlorofluorocarbon, hydrochloroflourocarbon, radon, toxic mold, and asbestos or asbestos-containing materials, or polychlorinated biphenyls (“PCBs”).

“HSR Act” shall mean the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” shall mean, with respect to any Person, at a particular time, without duplication, (i) any obligations of such Person under any indebtedness for borrowed money whether secured or unsecured, (ii) any indebtedness of such Person evidenced by any note, bond, debenture or other similar debt instruments, (iii) any written commitment by which such Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), (iv) any indebtedness of such Person pursuant to a guarantee of indebtedness or payables or other obligations with the same effect to a creditor of another Person, (v) any borrowing of money secured by a Lien on such Person’s assets, (vi) any obligation outstanding as of the Effective Time for interest, premiums, penalties, fees, make-whole payments, expenses, indemnities, breakage costs and bank overdrafts with respect to items described in clauses (i) through (v) above, (vii) all obligations of such Person for the deferred and unpaid purchase price associated with acquisitions or divestments (other than trade payables and accrued expenses incurred in the ordinary course of business), (viii) capitalized leases (in accordance with GAAP, as consistently applied by such Person) and (ix) all indebtedness of others referred to above which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss including through the grant of a security interest upon any assets of such Person.

“Intellectual Property Rights” shall mean all intellectual property and industrial property rights of any kind or nature, including all United States and foreign (i) patents, patent applications and all related continuations, continuations-in-part, divisionals, reissues and extensions thereof, (ii) trademarks, service marks, brand names, trade dress, domain names and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter, (iv) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, and all documentation, including user manuals and training materials, related to any of the foregoing, (v) trade secrets and all other confidential information, know-how, inventions, proprietary processes, formulae, models, and methodologies, (vi) rights of publicity and privacy, (vii) moral rights and rights of attribution and integrity, (viii) all rights in the foregoing and in other similar intangible assets, and (ix) all applications and registrations for the foregoing.

“Intercompany Agreements” shall mean all Contracts (including Contracts in respect of Intercompany Indebtedness) to which any of CCE or the North American Business Subsidiaries, on the one hand, the Other CCE Businesses Entities (including Splitco), on the other hand, are a party.

“Intercompany Indebtedness” shall mean, without duplication, (a) the aggregate principal amount of all indebtedness for borrowed money, including all indebtedness evidenced by a note, bond, debenture or similar instrument, together with accrued and unpaid interest thereon, and (b) all accounts or notes payable, in each case, between CCE or any North American Business Subsidiary, on the one hand, and any Other CCE Businesses Entity (including Splitco), on the other hand.

“Intercompany Receivables” shall mean all accounts, notes or other receivables, in each case, between CCE or any North American Business Subsidiary, on the one hand, and Splitco or any of the Other CCE Businesses Entities, on the other hand.

“IRS” shall mean the Internal Revenue Service.

“Knowledge of TCCC” shall mean, with respect to any matter in question, the actual knowledge of each individual set forth in Section 1.1(a) of the TCCC Disclosure Letter.

“Knowledge of CCE” shall mean, with respect to any matter in question, the actual knowledge of each individual set forth in Section 1.1(f) of the CCE Disclosure Letter.

“Leased Real Property” shall mean any real property leased or subleased, or any other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any of CCE, its Subsidiaries or Affiliates, in each case, primarily used or primarily held for use in connection with the North American Business (excluding, for the avoidance of doubt, owned real property), other than any Excluded Business Asset.

“Liabilities” shall mean any and all Indebtedness, liabilities and obligations whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, or determined or determinable of any kind or nature whatsoever, including those arising under any Laws or Action, whether asserted or unasserted, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity, and those arising under any Contract or any fines, Losses or equitable relief which may be imposed in connection with any of the foregoing and including all costs and expenses related thereto. Notwithstanding the foregoing, “Liabilities” does not include Tax liabilities, which are governed by the Tax Sharing Agreement.

“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, lease, sublease, license, easement, covenant, right of first refusal, pre-emptive right, transfer restriction, encumbrance or claim on or with respect to any asset or property. For purposes of this Agreement (and without limiting the foregoing), a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Nordic Acquisition” shall mean the acquisition by Splitco or a Subsidiary of Splitco of the Nordic Entities pursuant to and on the terms and conditions set forth in the Nordic SPA.

“Nordic Entities” shall mean the “Nordic Companies” as defined in the Nordic SPA.

“North American Benefit Plans” shall mean the CCE Benefit Plans established, maintained or contributed to for the benefit of current or former CCE North American Employees.

“North American Business Assets” shall mean all right, title and interest, as of the Effective Time, of CCE, Splitco and their respective Subsidiaries (including any North American Business Subsidiary) in (x) all North American Corporate Assets and (y) all other Assets primarily used or primarily held for use in the operation of the North American Business, including:

(i) the Owned Real Property;

(ii) the leasehold interests in the Leased Real Property;

(iii) all Equipment (including Equipment held under Equipment Leases) primarily used or primarily held for use in the operation of the North American Business;

(iv) the Intellectual Property Rights owned by CCE or any of its Subsidiaries (including any North American Business Entity) and primarily used or primarily held for use in the operation of the North American Business, together with all rights and remedies against past, present and future infringement, misappropriation or other violation thereof;

(v) all Contracts to which CCE or any of its Subsidiaries is party or by which any of the North American Business Assets is subject, in each case that relate primarily to or are used primarily in the operation of the North American Business;

(vi) if and to the extent transferable, the Product Registrations owned, utilized or licensed by CCE or any of its Subsidiaries relating primarily to the products sold by the North American Business;

(vii) all Permits owned, used or licensed by CCE or any of its Subsidiaries relating primarily to or used primarily in the operation of the North American Business;

(viii) all Records, in the possession of CCE or any of its Subsidiaries relating primarily to or used primarily in the operation of the North American Business;

(ix) all inventories of raw materials, work-in-process, finished products and office and other supplies primarily used or primarily held for use in the operation of the North American Business;

(x) all prepaid expenses, deferred charges, advance payments, security deposits and other prepaid items primarily used or primarily held for use in the operation of the North American Business;

(xi) all Assets reflected on the Segment Balance Sheet for the year ended December 31, 2009 (subject to any increases, decreases or dispositions thereof as may occur from December 31, 2009 to the Effective Time, as contemplated by this Agreement or not in violation of Section 6.1);

(xii) all the North American Business Policies and the Shared Policies and all rights of any nature with respect thereto, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries, subject to Section 3.8;

(xiii) all accounts, notes and other receivables (other than Intercompany Receivables) to the extent arising out of the operation of the North American Business;

(xiv) all intercompany accounts, notes or receivables, as of the Effective Time, for amounts due and owing solely among or between CCE and any of the North American Business Entities;

(xv) all rights and claims of CCE or its Subsidiaries under any confidentiality agreement or similar document entered into by CCE or its Subsidiaries with third Persons primarily relating to the North American Business;

(xvi) all rights, claims and credits (other than to the extent relating to Other CCE Businesses Liabilities or otherwise excluded pursuant to this Agreement) to the extent primarily relating to any of the foregoing, or any North American Business Liability, including all rights to indemnification to the extent primarily arising out of the operation of the North American Business and all rights in and to products sold or leased (including products returned after the Closing and rights of rescission, replevin and reclamation) in the operation or conduct of the North American Business;

(xvii) the outstanding capital stock, units or other equity interests of (A) each of the North American Business Subsidiaries and (B) to the extent set forth in Section 4.3(c)(i) of the CCE Disclosure Letter, each of the North American Joint Ventures;

(xviii) all North American Joint Venture Contracts;

(xix) the Assets set forth in Section 1.1(g) of the CCE Disclosure Letter; and

(xx) any other Assets of CCE or its Subsidiaries owned, leased or licensed and primarily relating to or primarily used in the operation of the North American Business, if and to the extent that such Assets are not referred to in the preceding paragraphs of this definition;

but in each case of the foregoing, excluding any and all Other CCE Businesses Assets.

“North American Business Entities” shall mean CCE, the North American Business Subsidiaries and the North American Joint Ventures.

“North American Business Liabilities” shall mean, except as set forth below in this definition, any and all Liabilities arising out of the operation or conduct of the North American Business or the ownership of the North American Business Assets prior to or, except as contemplated by any Ancillary Agreement, following the Effective Time and TCCC’s share of Liabilities, if any, arising out of or resulting from the Separation Transactions, as determined pursuant to Section 3.9. For the avoidance of doubt, the North American Business Liabilities shall include (i) all employment-related and employee benefits-related Liabilities arising out of the operation or conduct of the North American Business, except as specified in the Employee Matters Agreement, (ii) Gross Indebtedness of CCE and its Subsidiaries existing as of the Effective Time not exceeding $8,880,000,000 and any obligations under the agreements governing such Gross Indebtedness, (iii) Liabilities of the Corporate Segment, other than the Other CCE Businesses Allocated Corporate Liabilities, (iv) Liabilities resulting from or arising out of the disposition or past, present or future operation of the Divested Businesses identified in Section 1.1(h) of the CCE Disclosure Letter (“Selected Divested Businesses”) and (v) Liabilities resulting from or arising out of the use by CCE and its Subsidiaries prior to the Effective Time in connection with the North American Business of any Intellectual Property of TCCC under and in accordance with any license from TCCC or its Subsidiaries. Notwithstanding anything to the contrary in this Agreement, the North American Business Liabilities shall in no event include any Other CCE Businesses Liabilities.

“North American Business Material Adverse Effect” shall mean (a) any change, effect, event, occurrence, development, condition or circumstance that, individually or in the aggregate with all other adverse changes, effects, events, occurrences, developments, conditions or circumstances, is, or would reasonably be expected to be materially adverse to the condition (financial or otherwise), properties, assets, Liabilities, business or results of operations of the North American Business or the North American Business Entities, in each case, taken as a whole, other than any change, effect, event, occurrence, development, condition or circumstance resulting from, or relating to, (i) changes in the economy or financial markets generally in the United States, Canada, British Virgin Islands, United States Virgin Islands or the Cayman Islands, (ii) the industry in which the North American Business operates in general, (iii) the execution, announcement or performance of this Agreement or the consummation of the transactions contemplated hereby, including any communication by TCCC regarding the plans or intentions of TCCC with respect to the North American Business, (iv) changes in law after the date of this Agreement, including amendment, modification or adoption of any Tax Law, (v) changes in GAAP or other applicable accounting standards or the interpretations thereof after the date of this Agreement; (vi) acts of God or other calamities, national or international political or social conditions in or affecting any of the countries in which the North American Business operates, including the engagement by any such country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (vii) any actions taken, or failures to take action, or such other changes or events, in each case, to which TCCC or Merger Sub have consented in advance in writing; (viii) any failure to meet internal projections or plans, public estimates or expectations relating to CCE or the North American Business (it being understood that the underlying causes of, or factors contributing to, the failure to meet such projections or plans, estimates or expectations may be taken into account in determining whether a North American Business Material Adverse Effect has occurred); (ix) the failure to obtain consent under any Contracts set forth on Section 4.4(a) of the CCE Disclosure Letter or Permits that require consent of the other party or a Governmental Entity as a result of the Transactions; (x) any adverse effect primarily caused by (A) any action taken or inaction by CCE or any of its Subsidiaries to the extent specifically required pursuant to written specifications relating to the manufacture, display or storage of products by the North American Business, delivered to the North American Business by an employee (with a title no less senior than General Manager) of TCCC or its applicable Subsidiaries in their capacity as supplier of the North American Business or (B) any violation of Section 6.2 by TCCC or any of its Subsidiaries; and (xi) any legal proceedings made or brought by any of the current or former stockholders of CCE (on their own behalf or on behalf of CCE) against CCE arising out of or in connection with any transactions contemplated by this Agreement; in the case of clauses (i), (ii), (iv), (v) or (vi) if such change, effect, event, occurrence, development, condition or circumstance does not disproportionately adversely affect the North American Business or the North American Business Entities, or (b) the occurrence of a default under any Contract in respect of any Gross Indebtedness of CCE or its Subsidiaries that is in existence immediately prior to the Effective Time.

“North American Business Policies” shall mean all Policies which are owned by CCE or its Subsidiaries prior to the Effective Time that provide coverage solely in respect of the North American Business.

“North American Business Subsidiaries” shall mean each of the entities set forth in Section 4.3(b) of the CCE Disclosure Letter.

“North American Corporate Assets” shall mean all Assets (i) used or held for use primarily in the functions and operations of CCE’s Corporate Segment or (ii) used or held for use primarily by the Shared Service Operations, including all Assets located at the Shared Service Centers at the Effective Time.

“North American Joint Venture Contracts” shall mean all Contracts primarily relating to any North American Joint Venture to which CCE or any of its Subsidiaries, on the one hand, and such North American Joint Venture or any of its other joint venture partners, on the other hand, is a party or bound.

“North American Joint Ventures” shall mean each of the entities set forth in Section 4.3(c)(i) of the CCE Disclosure Letter.

“NYSE” shall mean the New York Stock Exchange.

“Other CCE Businesses Allocated Corporate Liabilities” shall mean Liabilities of the Corporate Segment arising prior to the Effective Time:

(i) to the extent that such Liabilities arose out of or resulted from the provision of services by the Corporate Segment to the Other CCE Businesses prior to the Effective Time; or

(ii) which are general corporate overhead expenses of CCE and, which are allocated to the Other CCE Businesses consistent with an allocation to be agreed by the parties in connection with the preparation of the S-4 Financial Statements.

“Other CCE Businesses Assets” shall mean all right, title and interest, at the Effective Time, of CCE, Splitco and their respective Affiliates (including the Other CCE Businesses Entities) in all Excluded Current Assets and any other Assets primarily used or primarily held for use in the operation of the Other CCE Businesses including:

(i) all rights of Splitco under this Agreement (and CCE to the extent related to the actions or inactions of TCCC or Merger Sub prior to the Effective Time) and any documents delivered or received in connection herewith;

(ii) all Equipment (including Equipment held under Equipment Leases) primarily used or primarily held for use in the operation of the Other CCE Businesses;

(iii) the Intellectual Property Rights (including the Trademarks of CCE) owned by CCE or any of its Subsidiaries (including any Other CCE Businesses Entity) and primarily used or primarily held for use in the operation of the Other CCE Businesses, together with all rights and remedies against past, present and future infringement, misappropriation or other violation thereof;

(iv) all Contracts to which CCE or any of its Subsidiaries is party or by which any of the Other CCE Businesses Assets is subject, in each case that relate primarily to or are used primarily in the operation of the Other CCE Businesses;

(v) if and to the extent transferable, the Product Registrations owned, utilized or licensed by CCE or any of its Subsidiaries relating primarily to the products sold by the Other CCE Businesses;

(vi) all Permits owned, used or licensed by CCE or any of its Subsidiaries relating primarily to or primarily used in the operation of the Other CCE Businesses;

(vii) all Records, in the possession of CCE or any of its Subsidiaries relating primarily to or primarily used in the operation of the Other CCE Businesses;

(viii) all inventories of raw materials, work-in-process, finished products and office and other supplies primarily used or primarily held for use in the operation of the Other CCE Businesses;

(ix) all prepaid expenses, deferred charges, advance payments, security deposits and other prepaid items primarily used or primarily held for use in the operation of the Other CCE Businesses;

(x) all Assets which would be reflected on a December 31, 2009 balance sheet for the Other CCE Businesses Entities (subject to any increases, decreases or dispositions thereof as may occur from December 31, 2009 to the Closing as contemplated by this Agreement or not in violation thereof);

(xi) (A) the Other CCE Businesses Policies and all rights of any nature with respect thereto, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries, (B) all insurance policies procured by Splitco pursuant to Section 3.8 hereof and (C) all rights of Splitco and its Subsidiaries to assert claims and obtain insurance recoveries under the Shared Policies in accordance with Section 3.8;

(xii) all accounts, notes and other receivables (other than Intercompany Receivables), to the extent arising out of the operation of the Other CCE Businesses;

(xiii) all intercompany accounts, notes or receivables, as of the Closing, for amounts due and owing solely among or between Splitco, and any of the Other CCE Businesses Entities;

(xiv) all rights and claims of CCE or its Subsidiaries under any confidentiality agreement or similar document entered into by CCE or its Subsidiaries with third Persons primarily relating to the Other CCE Businesses;

(xv) all rights, claims and credits (other than to the extent relating to the North American Business Liabilities or otherwise excluded pursuant to this Agreement) to the extent relating to any of the foregoing, or any Other CCE Businesses Liability, including all rights to indemnification to the extent arising out of the operation of the Other CCE Businesses and all rights in and to products sold or leased (including products returned after the Closing and rights of rescission, replevin and reclamation) in the operation or conduct of the Other CCE Businesses;

(xvi) the outstanding capital stock, units or other equity interests of each of the Other CCE Businesses Entities;

(xvii) the Excluded Business Assets; and

(xviii) any other Assets of CCE or its Subsidiaries owned, leased or licensed and primarily relating to or primarily used in the operation of the Other CCE Businesses, if and to the extent that such Assets are not referred to in the preceding paragraphs of this definition;

provided, however, that in no event shall the Other CCE Businesses Assets include the North American Corporate Assets.

“Other CCE Businesses Entities” shall mean all of CCE’s Subsidiaries and Affiliates other than the North American Business Entities.

“Other CCE Businesses Liabilities” shall mean:

(i) any and all Liabilities arising out of the operation or conduct of the Other CCE Businesses or the ownership of the Other CCE Businesses Assets prior to or following the Effective Time;

(ii) Splitco’s share of Liabilities, if any, arising out of or resulting from the Separation Transactions as determined pursuant to Section 3.9;

(iii) any and all Liabilities arising out of or resulting from the Financing;

(iv) all employment-related and employee benefits-related Liabilities arising out of the operation or conduct of the Other CCE Businesses, except as specified in the Employee Matters Agreement;

(v) any Gross Indebtedness of CCE and its Subsidiaries existing as of the Effective Time exceeding $8,880,000,000 and any obligations under the agreements governing such Gross Indebtedness;

(vi) the Other CCE Businesses Allocated Corporate Liabilities; and

(vii) any and all Liabilities resulting from or arising out of the disposition or past, present or future operation of any Divested Business, other than any Selected Divested Business.

“Other CCE Businesses Policies” shall mean all Policies which are owned by CCE or its Subsidiaries prior to the Effective Time that provide coverage solely in respect of the Other CCE Businesses.

“Owned Real Property” shall mean all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto owned by any of CCE, its Subsidiaries or Affiliates, in each case, primarily used or primarily held for use in connection with the North American Business (excluding, for the avoidance of doubt, leased real property), other than any Excluded Business Asset.

“Permitted Liens” shall mean (i) Liens imposed by Law such as mechanics’, carriers’, workmen’s, repairmen’s, contractors, warehousemen, carriers or similar Liens arising or incurred in the ordinary course of business with respect to liabilities that are not yet due; (ii) Liens for Taxes, assessments and other governmental charges which are not due and payable or that are being contested in good faith by appropriate proceeding, in either case, and for which adequate reserves have been made in the Financial Statements in accordance with GAAP, consistently applied; (iii) Liens to secure the payment of all or any part of the price of acquisition, construction or improvement of property by CCE or any of its Subsidiaries, or to secure any secured debt incurred by CCE or any of its Subsidiaries, for the purpose of financing all or any part of the purchase price thereof or construction of improvements thereon and (iv) any Lien (other than a Lien to secure borrowed money) that does not (A) materially interfere with the use or ownership of the property to which they relate in the operation of the North American Business as operated on the date hereof or (B) detract materially from the value of such assets.

“Person” shall mean an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust or joint venture, or a Governmental Entity.

“Policies” or “Policy” means insurance policies and insurance contracts of any kind, including primary, excess and umbrella, comprehensive general liability, directors and officers, automobile, products, workers’ compensation, employee dishonesty, property and crime insurance policies and self-insurance and captive insurance company arrangements, together with the rights, benefits and privileges thereunder.

“Private Letter Ruling” shall have the definition ascribed to such term in the Tax Sharing Agreement.

“Product Registrations” shall mean all registrations of products of CCE and its Subsidiaries existing at the Effective Time, made or filed with any Governmental Entity under applicable Laws.

“Real Property” shall mean all Leased Real Property and Owned Real Property.

“Real Property Leases” shall mean all leases, subleases, licenses, concessions and other Contracts pursuant to which any of CCE, its Subsidiaries or Affiliates holds, uses or occupies, or has the right to hold, use or occupy any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any of CCE, its Subsidiaries or Affiliates thereunder.

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal or leaching into the environment (including ambient air, indoor air, surface water, groundwater and surface or subsurface strata) of any Hazardous Materials.

“Representatives” shall mean a Person’s officers, directors, employees, agents, accountants, counsel, advisors, financing sources and other representatives.

“Required CCE Vote” shall mean the affirmative vote of the holders of at least (i) 66 2/3% of the voting power of all outstanding shares of CCE Common Stock entitled to vote generally in the election of directors and (ii) a majority of all outstanding shares of CCE Common Stock (other than any such shares held by TCCC or any of its Subsidiaries or any of its or CCE’s executive officers or directors) entitled to vote generally in the election of directors.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shared Policies” means Policies where both the North American Business and the Other CCE Businesses are eligible for coverage and/or Policies where the employees, directors or agents of both the North American Business and the Other CCE Businesses are eligible for coverage.

“Shared Service Centers” shall mean the service centers of CCE or its Subsidiaries, identified on Section 1.1(i) of the CCE Disclosure Letter.

“Shared Service Operations” shall mean the operations conducted at the Shared Service Centers.

“Solvent” shall mean, when used with respect to any Person, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person shall, as of such date, exceed the value of all “liabilities of such Person and its Subsidiaries, including contingent and other liabilities”, as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, (b) such Person and its Subsidiaries shall not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged following such date, and (c) such Person and its Subsidiaries shall be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person shall be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations, as of the date of determination, as they become due.

“Splitco Common Stock” shall mean shares of common stock, par value $0.01 per share, of Splitco.

“Subsidiary” or “Subsidiaries” shall mean with respect to a specified Person, any other Person of which a majority of the voting power of the voting equity securities or equity interests is owned, directly or indirectly, by such specified Person.

“Supplemental MESIP” shall mean the CCE Enterprises Inc. Supplemental Matched Employee Savings & Investment Plan.

“Target Adjusted Net Working Capital” shall mean $161,296,000, subject to adjustment by mutual agreement of the parties in the event of a material change in the working capital needs of the North American Business arising from changes in the revenues of the North American Business of more than 10% of the revenue in the same period in the prior year during the period between the first day of the fiscal month after the date hereof and the Closing.

“Tax” (and, with correlative meaning, “Taxable”) shall mean (A) any and all United States federal, state, local and foreign taxes, including income, alternative or add-on minimum, gross receipts, profits, lease, service, service use, wage, employment, workers compensation, business occupation, environmental, estimated, excise, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, withholding, social security, unemployment, disability, ad valorem, capital stock, paid in capital, recording, registration, property, real property gains, value added, business license, custom duties and other taxes, charges, fees, levies, imposts, duties or assessments of any kind whatsoever, imposed or required to be withheld by any Taxing Authority, including any interest, additions to Tax or penalties applicable or related thereto, (B) any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or similar provision of state or local law), and (C) any liability for the payment of any amount of a type described in clause (A) or clause (B) as a result of any obligation to indemnify or otherwise assume or succeed to the liability of any other Person. For the avoidance of doubt, any liability in respect of any applicable abandoned property, escheat or similar Law shall not be treated as a Tax.

“Tax Opinions” shall mean the definition ascribed to such term in the Tax Sharing Agreement.

“Tax Return” shall mean any return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax.

“Taxing Authority” shall mean any Governmental Entity exercising any authority to impose Taxes, or to regulate or administer the imposition or collection of Taxes.

“TCCC Common Stock” shall mean the common stock, par value $0.25 per share, of TCCC.

“TCCC Disclosure Letter” shall mean the disclosure letter delivered by TCCC to CCE contemporaneously with the execution of this Agreement and dated as of the date hereof.

“TCCC Tax Opinion” shall have the definition ascribed to such term in the Tax Sharing Agreement.

“Trademarks” shall mean the definition ascribed to such term within the definition of “Intellectual Property Rights” in this Section 1.1.

“Transaction Expenses” shall mean all fees, costs and expenses incurred by, or on behalf of, CCE, TCCC or their respective Subsidiaries (including the North American Business Subsidiaries) (and including costs and expenses of any North American Joint Venture to the extent allocable to, or required to be paid by, CCE or its Subsidiaries) or the CCE Board, or the Boards of Directors of Splitco or TCCC in order to effect the Separation Transactions, the Financing, the Merger and all other Transactions, including: (a) all legal, accounting, financial advisor and other advisory fees and expenses associated with effecting the Separation Transactions, the Financing, the Merger and the other Transactions; (b) all legal, accounting, financial advisor, proxy solicitor, public relations advisor and other advisory fees and expenses associated with obtaining the Private Letter Ruling and the Tax Opinions; and (c) all fees and expenses owed to Credit Suisse Securities (USA) LLC, Lazard Frères & Co. LLC, Greenhill & Co, LLC, Allen & Company LLC, and Goldman Sachs & Co. and any other broker or advisor engaged in connection with effecting the Transactions.

1.2 Terms Defined in Other Sections. The following terms are defined elsewhere in this Agreement in the following Sections:

Term	Section
2010 Nordic Financial Statements	6.14(e)
2010 S-4 Financial Statements	6.14(b)
Acquisition Proposal	6.5(e)
Action	4.13
Affiliated Group	4.15(a)
Agreement	Preamble
Ancillary Agreements	3.1
Annual Segment Financial Statements	4.6(b)

Term	Section
Applicable Date	4.5
Appraisal Threshold	9.2(d)
Audited CCE 2009 Balance Sheet	4.6(a)
Audited CCE 2009 Financial Statements	4.6(a)
Audited Nordic Financial Statements	6.14(d)
Audited North American Business Financial Statements	6.14(a)(ii)
Auditor	6.23(c)(i)
Basket	9.3
BHI	4.15(j)
Book-Entry Shares	2.5(a)
Bottler’s Agreement	3.1(b)(iii)
Cap	9.3
Capitalization Date	4.3(a)
Cash Consideration	2.4(b)
CCE	Preamble
CCE Board	Recitals
CCE Common Stock	Recitals
CCE Expense Reimbursement	8.2(b)
CCE Indemnified Parties	9.4
CCE Option	2.4(g)(i)
CCE Preferred Stock	4.3(a)
CCE Recommendation	4.2(b)
CCE Reports	4.5
CCE Restricted Stock	2.4(g)(v)
CCE Stock Price	2.4(g)(i)
CCE Stock Unit	2.4(g)(iii)
CCE Stockholders Meeting	6.4(e)
Certificate of Merger	2.3
Certificates	2.5(a)
Certified Closing Adjusted Net Working Capital	6.23(a)
Change in CCE Recommendation	6.4(e)
Closing	2.2
Closing Adjusted Net Working Capital	6.23(b)
Closing Adjusted Net Working Capital Certificate	6.23(a)
Closing Adjusted Net Working Capital Statement	6.23(b)
Closing Balance Sheet	6.23(b)
Closing Date	2.2
Confidentiality Agreement	6.8(b)
Corporate Name Letter	3.1(b)(i)
Corporate Segment	Recitals
Covered Claims	3.8(c)
D&O Insurance	6.19(c)
De Minimus Amount	9.3
Dissenting Stockholders	2.4(b)
Effective Time	2.3

Term	Section
Employee Matters Agreement	3.1(a)(ii)
Exchange Agent	2.5(a)
Exchange Fund	2.5(a)
Exchange Ratio	2.4(b)
Excluded Shares	2.4(b)
Excused Financing Failure	6.7(b)
Financing	6.7(a)
Form S-4	6.4(a)
Fundamental Representations	9.1
Guarantee	3.6(a)
Indemnified Persons	6.19(a)
Indemnity Agreements	6.19(a)
Laws	4.19
Losses	9.2
Material Contract	4.16(a)
Material Contracts	4.16(a)
Merger	Recitals
Merger Consideration	2.4(b)
Merger Sub	Preamble
Merger Sub Membership Interest	Recitals
Nordic Interim Statements	6.14(e)
Nordic SPA	Recitals
North American Business	Recitals
North American Business Confidential Information	6.8(c)
North American Business Holder	2.4(g)(i)
North American Business Intellectual Property Rights	4.12(a)
North American Territory	Recitals
Objection Notice	6.23(c)(i)
Other CCE Businesses	Recitals
Other CCE Businesses Confidential Information	6.8(d)
Parties	Preamble
Party	Preamble
PBGC	4.14(d)
Permits	4.19
Personal Property	4.9
Pre-Closing Transactions	6.9(b)
Proxy Statement/Prospectus	6.4(a)
Records	6.9(a)
S-4 Financial Statements	6.14(b)
S-4 Interim Statements	6.14(b)
Sarbanes-Oxley Act	4.5
Schedule 13E-3	6.4(a)
Segment Balance Sheets	4.6(b)
Separation Transactions	Recitals
Shared Contracts	3.3(b)

Term	Section
Splitco	Preamble
Splitco Option	2.4(g)(ii)
Splitco Restricted Stock	2.4(g)(vi)
Splitco Stock Price	2.4(g)(ii)
Splitco Stock Unit	2.4(g)(iv)
Splitco Uncapped Claims	9.3
Stock Consideration	2.4(b)
Superior Proposal	6.5(f)
Surviving Corporation	Recitals
Takeover Statute	4.26(a)
Tax Sharing Agreement	3.1(a)(i)
TCCC	Preamble
TCCC Indemnified Parties	9.2
TCCC Option	2.4(g)(i)
TCCC Restricted Stock	2.4(g)(v)
TCCC Stock Price	2.4(g)(i)
TCCC Stock Unit	2.4(g)(iii)
TCCC Uncapped Claims	9.5
Termination Date	8.1(b)
Termination Fee	8.2(c)
Third-Party Claim	9.6
Title IV Plan	4.14(a)
Transaction Information	6.8(c)
Transactions	2.1(a)
Transition Services Agreement	3.1(b)(ii)
Unaudited Interim Financial Statement	6.14(c)
Unaudited North American Business Financial Statements	6.14(a)(i)
WARN Act	4.20(g)

1.3 Interpretation and Rules of Construction. Unless otherwise expressly provided, for the purposes of this Agreement the following rules of interpretation shall apply:

(a) The table of contents and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) When a reference is made in this Agreement to an article or a section, paragraph, exhibit or schedule, such reference shall be to an article or a section, paragraph, exhibit or schedule of this Agreement unless otherwise clearly indicated to the contrary.

(c) Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

(d) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(e) Unless otherwise indicated, all references to “the date hereof” shall mean the date of this Agreement.

(f) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(g) A reference to “$,” “U.S. dollars” or “dollars,” shall mean the legal tender of the United States of America.

(h) A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto.

(i) Except as otherwise expressly stated in this Agreement, nothing in or addressed by any representation or warranty made by any Person in this Agreement shall in any way limit or restrict the scope, applicability, meaning of or the matters addressed by any other representation or warranty made by such Person herein.

(j) A reference to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified.

(k) The parties have been represented by counsel and have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

ARTICLE II

THE TRANSACTIONS; CLOSING

2.1 The Transactions. Upon the terms and subject to the conditions set forth in this Agreement, the parties shall cause the Merger and Separation Transactions to be consummated as set forth below. The parties hereto intend that none of the Merger or the Separation Transactions shall become effective unless all of such transactions become effective.

(a) Separation Transactions. As more fully described in Schedule A attached hereto, prior to the Effective Time, and subject to Article III hereof, (i) CCE shall to the extent necessary cause all of the equity interests in the Other CCE Businesses Entities directly or indirectly to be owned by Splitco, (ii) CCE and Splitco shall take, or cause to be taken, all necessary actions such that (A) CCE will hold, directly or indirectly, all right, title and interest to the equity interests of each of the other North American Business Entities free and clear of all Liens (other than Liens arising out of pledges of the equity interests of any of the North American Business Subsidiaries pursuant to the Credit Agreement or to the extent arising out of any North American Joint Venture Contract) and Splitco will hold, directly or indirectly, all right, title and interest to the equity interests of each of the Other CCE Businesses Entities, free and clear of all Liens, (B) (1) CCE or one of the North American Business Subsidiaries shall own all of the North American Business Assets free and clear of all Liens other than Permitted Liens and be liable for the North American Business Liabilities and (2) Splitco or one of the Other CCE Businesses Entities shall own all of the Other CCE Businesses Assets and be liable for the Other CCE Businesses Liabilities, (iii) CCE shall take, or cause to be taken, all necessary actions to transfer to Splitco the Excluded Business Assets and Excluded Current Assets and (iv) TCCC shall take, or cause to be taken, all necessary actions to effect all the payments to Splitco that TCCC is required to make pursuant to Schedule A. In furtherance of the foregoing, CCE and Splitco shall take, or shall cause to be taken, all necessary action such that following the Effective Time, CCE shall not have any direct or indirect ownership interest in Splitco or the Other CCE Businesses Entities and Splitco and the Other CCE Businesses Entities shall not have any direct or indirect ownership interest in the North American Business Entities. CCE and Splitco and, as applicable, TCCC, shall cause the Separation Transactions to be completed in compliance with the steps, and in the order, specifically described on Schedule A or as otherwise consented to by the other party in writing (such consent not to be unreasonably withheld, conditioned or delayed, provided that any such deviation from Schedule A does not adversely affect, in any material respect, such party or its Subsidiaries (including, in the case of TCCC, the North American Business Entities), or the benefits expected to be derived by such party as a result of the transactions contemplated by this Agreement or the Ancillary Agreements (collectively, the “Transactions”). If the applicable parties consent to a deviation from Schedule A in accordance with this Section 2.1(a) (in which case, the parties shall cause Schedule A to be revised accordingly), then for purposes of this Agreement, all references to Schedule A shall be deemed to be references to Schedule A as so revised.

(b) The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the DGCL and the DLLCA, Merger Sub shall be merged with and into CCE at the Effective Time of the Merger, with CCE continuing as the Surviving Corporation, and the separate existence of Merger Sub shall thereupon cease. As the Surviving Corporation in the Merger, CCE shall succeed to and assume all the rights and obligations of Merger Sub and CCE in accordance with Section 264 of the DGCL and Section 209 of the DLLCA.

2.2 The Closing. Subject to, and in accordance with, the terms and conditions of this Agreement, the closing of the Separation Transactions and the Merger (the “Closing”) shall take place at the office of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, N.Y. at 10:00 A.M., local time, on the first day of the Accounting Cycle (or if not a Business Day, the next Business Day) beginning after the date on which the conditions set forth in Article VII hereof have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time and place as TCCC and CCE may mutually agree in writing (the “Closing Date”). The parties shall cooperate in good faith to cause the Closing and the closing contemplated by the Nordic SPA to occur contemporaneously.

2.3 Effective Time. The Merger shall become effective when a certificate of merger evidencing the Merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL, is duly filed with the Secretary of State of the State of Delaware, or at such other date and time as are agreed between the parties and specified in the Certificate of

Merger. When used in this Agreement, the term “Effective Time” shall mean the later of the date and time at which the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or such later time established by the Certificate of Merger. The filing of the Certificate of Merger shall be made on the Closing Date.

2.4 Effects of the Merger.

(a) Conversion of Merger Sub Interests. At the Effective Time each Merger Sub Membership Interest shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $1.00 per share of the Surviving Corporation.

(b) Effect of Merger on CCE Common Stock. At the Effective Time, each outstanding share of CCE Common Stock, other than any (i) Cancelled Shares and (ii) shares of CCE Common Stock (and together with the Cancelled Shares, the “Excluded Shares”) that are owned by stockholders (“Dissenting Stockholders”) who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL, shall be converted into the right to receive (i) 1.000 (the “Exchange Ratio”) share of validly issued, fully paid, non-assessable Splitco Common Stock (such number of shares, the “Stock Consideration”), and (ii) $10.00 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). Upon such conversion, each such share of CCE Common Stock shall be cancelled and each holder of shares of CCE Common Stock, other than any Excluded Shares, immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such CCE Common Stock except the right to receive the Merger Consideration and cash in lieu of any fractional shares payable pursuant to this Section 2.4(b). In no case shall CCE retain any shares of Splitco Common Stock following the Effective Time. Notwithstanding anything in this Agreement to the contrary, all fractional shares of Splitco Common Stock that a holder of shares of CCE Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying the closing price of a share of Splitco Common Stock on the New York Stock Exchange on the trading day immediately following the day on which the Effective Time occurs by the fraction of a share of Splitco Common Stock to which such holder would otherwise have been entitled.

(c) Cancellation of Excluded Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the holder of the Excluded Share, cease to be outstanding, be cancelled and retired and shall cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor or in respect thereof, subject to any rights the holder thereof may have under Section 2.5(h).

(d) Certificate of Incorporation of the Surviving Corporation. The certificate of incorporation in the form to be determined by Merger Sub prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable Law.

(e) By-Laws of the Surviving Corporation. The by-laws in the form to be determined by Merger Sub prior to the Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with applicable Law.

(f) Directors and Officers of the Surviving Corporation. TCCC and Merger Sub shall take all necessary actions to appoint, effective as of the Effective Time, such directors and officers of the Surviving Corporation as TCCC and Merger Sub shall determine, and from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, such directors and officers shall be the directors and officers, respectively, of the Surviving Corporation.

(g) Effect on CCE Equity Awards.

(i) Each option to purchase CCE Common Stock granted under a CCE shareholder-approved equity compensation plan (a “CCE Option”) that is outstanding immediately prior to the Effective Time and that is held by a CCE North American Employee or a former employee of the North American Business (other than Transferred CCE North American Employees, as defined in the Employee Matters Agreement) (a “North American Business Holder”) shall be replaced as of the Effective Time with an option to purchase TCCC Common Stock (a “TCCC Option”). The per share exercise price of each such TCCC Option shall be equal to the product (which shall be rounded up to the nearest whole cent) of (A) the exercise price of such CCE Option immediately before the Effective Time and (B) a fraction, the numerator of which shall be the TCCC Stock Price and the denominator of which shall be the CCE Stock Price. The number of shares of TCCC Common Stock subject to each TCCC Option shall be equal to the product (which shall be rounded down to the nearest whole share) of (A) the number of shares subject to the CCE Option as of the Effective Time and (B) a fraction, the numerator of which shall be the CCE Stock Price and the denominator of which shall be the TCCC Stock Price. All such TCCC Options shall be subject to terms, vesting conditions, and other conditions that are the same as were applicable to the CCE Options immediately prior to the Effective Time. The “TCCC Stock Price” shall mean the closing price of TCCC Common Stock on the New York Stock Exchange on the full trading day occurring on or immediately before the Closing Date. The “CCE Stock Price” shall mean the closing price of CCE Common Stock on the New York Stock Exchange on the full trading day occurring on or immediately before the Closing Date.

(ii) Each CCE Option that is outstanding immediately prior to the Effective Time and that is not replaced pursuant to Section 2.4(g)(i) shall be replaced as of the Effective Time with an option to purchase Splitco Common Stock (a “Splitco Option”). The per share exercise price of each such Splitco Option shall be equal to the product (which shall be rounded up to the nearest whole cent) of (A) the exercise price of such CCE Option immediately before the Effective Time and (B) a fraction, the numerator of which shall be the Splitco Stock Price and the denominator of which shall be the CCE Stock Price. The number of shares of Splitco Common Stock subject to each Splitco Option shall be equal to the product of (A) the number of shares subject to the CCE Option as of the Effective Time (which shall be rounded down to the nearest whole share) and (B) a fraction, the numerator of which shall be the CCE Stock Price and the denominator of which shall be the Splitco Stock Price. All such Splitco Options shall be subject to terms, vesting conditions, and other conditions that are the same as were applicable to the CCE Options immediately prior to the Effective Time. The “Splitco Stock Price” shall mean the closing price of Splitco Common Stock trading, on a “when issued” basis, if applicable, on the New York Stock Exchange on the full trading day occurring on or immediately before the Closing Date; provided, however, that if as of the Closing Date there is no “when issued” closing price of Splitco Common Stock, Splitco shall identify a price for the Splitco Common Stock intended to achieve the same result.

(iii) Each CCE restricted or performance stock unit granted under a CCE shareholder-approved equity compensation plan (including each unit attributable to the deemed investment in CCE Common Stock under the Supplemental MESIP and deferred stock units under the CCE Deferred Stock Plan) (a “CCE Stock Unit”) that is outstanding immediately prior to the Effective Time and that is held by a North American Business Holder shall be replaced upon the Effective Time with a restricted or performance stock unit (or deemed investment) with respect to TCCC Common Stock (a “TCCC Stock Unit”). The number of such TCCC Stock Units shall be equal to the product (which shall be rounded up to the nearest whole share) of (A) the number of CCE Stock Units as of the Effective Time and (B) a fraction, the numerator of which is the CCE Stock Price and the denominator of which is the TCCC Stock Price. All such TCCC Stock Units shall be subject to terms, vesting conditions, and other conditions that are the same as were applicable to the CCE Stock Units immediately prior to the Effective Time, including an entitlement to the same value of cash dividend equivalents, whether accrued prior to or after the Effective Time. Notwithstanding the foregoing, any vesting conditions of the CCE Stock Units that are based on attaining a particular stock price shall be adjusted to reflect the transactions contemplated hereby by multiplying the CCE stock price target by a fraction, the numerator of which is the TCCC Stock Price and the denominator of which is the CCE Stock Price, and any vesting conditions of the CCE Stock Units that are based on attaining a particular level of earnings per share shall be adjusted as provided in Section 3.2(c) of the Employee Matters Agreement.

(iv) Each CCE Stock Unit that is outstanding immediately prior to the Effective Time and that is not replaced pursuant to Section 2.4(g)(iii) shall be replaced upon the Effective Time with a restricted or performance stock unit (or deemed investment) with respect to Splitco Common Stock (a “Splitco Stock Unit”). The number of such Splitco Stock Units shall be equal to the product (which shall be rounded up to the nearest whole share) of (A) the number of CCE Stock Units as of the Effective Time and (B) a fraction, the numerator of which is the CCE Stock Price and the denominator of which is the Splitco Stock Price. All such Splitco Stock Units shall be subject to terms, vesting conditions, and other conditions that are the same as were applicable to the CCE Stock Units immediately prior to the Effective Time, including an entitlement to the same value of cash dividend equivalents, whether accrued prior to or after the Effective Time. Notwithstanding the foregoing, any vesting conditions of the CCE Stock Units that are based on attaining a particular stock price or a particular level of earnings per share shall be adjusted or waived as determined by Splitco in its sole discretion.

(v) Each share of restricted CCE Common Stock granted under a CCE shareholder-approved equity compensation plan (“CCE Restricted Stock”) that is outstanding immediately prior to the Effective Time and that is held by a North American Business Holder shall be cancelled immediately prior to the Effective Time and replaced with a share of restricted TCCC Common Stock (“TCCC Restricted Stock”). The number of shares of such TCCC Restricted Stock shall be equal to the product (which shall be rounded up to the nearest whole share) of (A) the number of shares of CCE Restricted Stock as of the Effective Time and (B) a fraction, the numerator of which is the CCE Stock Price and the denominator of which is the TCCC Stock Price. All such shares of TCCC Restricted Stock shall be subject to terms, vesting conditions, and other conditions that are the same as were applicable to the CCE Restricted Stock immediately prior to the Effective Time. Notwithstanding the foregoing, any vesting conditions of the CCE Restricted Stock that are based on attaining a particular stock price shall be adjusted to reflect the transactions contemplated hereby by multiplying the CCE stock price target by a fraction, the numerator of which is the TCCC Stock Price and the denominator of which is the CCE Stock Price.

(vi) Each share of CCE Restricted Stock that is outstanding immediately prior to the Effective Time and that is not replaced pursuant to Section 2.4(g)(v) shall be exchanged for a number of shares of Splitco Common Stock equal to the product (which shall be rounded up to the nearest whole share) of (A) the number of such shares of CCE Restricted Stock and (B) the Exchange Ratio. Holders of such shares of CCE Restricted Stock shall also receive a payment of Cash Consideration equal to the amount such holders would have received if they had held fully vested shares of CCE Restricted Stock. Such Splitco Common Stock (the “Splitco Restricted Stock”) shall be subject to terms, vesting conditions, and other conditions that are the same as were applicable to the CCE Restricted Stock immediately prior to the Effective Time. Notwithstanding the foregoing, any vesting conditions of the CCE Restricted Stock that are based on attaining a particular stock price shall be adjusted or waived as determined by Splitco in its sole discretion. If any such waiver results in the Splitco Restricted Stock being vested and subject to no further restrictions, then each affected holder shall hold fully vested Splitco Common Stock.

(vii) The parties shall cooperate to share appropriate information necessary to administer the awards referred to in this Section 2.4(g), including information required for vesting and forfeiture of awards, Tax withholding, remittance, and reporting, compliance with trading windows, and compliance with the requirements of the Exchange Act and other applicable Laws (including foreign Laws). The parties mutually agree to use commercially reasonable efforts to maintain effective registration statements with the SEC with respect to the awards described in this Section 2.4(g), to the extent any such registration statement is required by applicable Law. Notwithstanding the foregoing, if the conversion of a CCE Option in accordance with the preceding provisions of this Section 2.4(g) would cause the related TCCC Option or Splitco Option, as the case may be, to be treated as the grant of a new stock right for purposes of Section 409A of the Code, such CCE Option shall not be converted in accordance with the preceding provisions but shall instead be converted in a manner that would not cause the related TCCC Option or Splitco Option, as the case may be, to be treated as the grant of a new stock right for purposes of Section 409A of the Code. Notwithstanding anything to the contrary in this Section 2.4(g), to the extent any of the provisions hereof do not conform with applicable foreign Laws, such provisions shall be modified to the extent necessary to conform with such foreign Laws, in such manner as is equitable and to preserve the intent hereof, as determined by the parties in good faith.

2.5 Exchange Procedures.

(a) Exchange Agent. Substantially concurrently with the Effective Time, CCE and Splitco shall deposit (as applicable), with a bank or trust company mutually acceptable to TCCC and CCE (the “Exchange Agent”), pursuant to an agreement in form and substance reasonably acceptable to TCCC, CCE and Splitco, in trust for the benefit of holders of shares of CCE Common Stock other than the Excluded Shares, (i) certificates representing shares of Splitco Common Stock sufficient to pay the Stock Consideration and (ii) cash in an amount sufficient to pay the Cash Consideration in exchange for all of the shares of CCE Common Stock (other than the Excluded Shares) outstanding immediately prior to the Effective Time (the “Exchange Fund”), payable upon due surrender of the certificates that immediately prior to the Effective Time represented shares of CCE Common Stock (“Certificates”) (or effective affidavits of loss in lieu thereof) or non-certificated shares of CCE Common Stock represented by book-entry (“Book-Entry Shares”) pursuant to this Article II. Following the Effective Time, Splitco shall make available to the Exchange Agent, as needed, (x) cash in amounts that are sufficient to pay cash in lieu of fractional shares pursuant to Section 2.4(b), (y) additional shares of Splitco Common Stock as are necessary to pay the Stock Consideration, and (z) additional cash as may be necessary to pay the Cash Consideration.

(b) Exchange Procedures.

(i) As soon as reasonably practicable after the Effective Time, and in any event not later than the second (2nd) Business Day following the Effective Time, TCCC shall cause the Exchange Agent to mail to each holder of record of shares of CCE Common Stock whose shares of CCE Common Stock were converted into the applicable Merger Consideration pursuant to Section 2.4(b), (x) a letter of transmittal (which shall specify that delivery of Certificates and/or Book-Entry Shares shall be effected, and risk of loss and title thereto shall pass, only upon delivery of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Exchange Agent and which shall be in such form and have such other provisions as agreed to by TCCC, CCE and Splitco) and (y) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration.

(ii) Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Exchange Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required thereby or by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the applicable Merger Consideration in respect of the shares of CCE Common Stock held prior to the Effective Time represented by its Certificates or Book-Entry Shares. No interest will be paid or accrued on any amount payable upon due surrender of Certificates or

Book-Entry Shares. In the event of a transfer of ownership of a Certificate that is not registered in the transfer records of CCE, the applicable Merger Consideration may be paid to the transferee thereof if the Certificate formerly representing such shares of CCE Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.5, each Certificate and Book-Entry Share shall, subject to the provisions of Section 2.4, be deemed at any time after the Effective Time of the Merger to represent only the right to receive upon surrender the applicable Merger Consideration (without interest) as contemplated by this Article II.

(iii) The Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any holder of shares of CCE Common Stock such amounts as are required to be withheld or deducted under the Code, or any provision of United States state or local Tax Law with respect to the making of such payment. Amounts so withheld or deducted and paid over to the applicable Governmental Entity will be treated for all purposes of this Agreement as having been paid to the holder of the shares of CCE Common Stock in respect of which such deduction and withholding were made.

(c) Closing of Share Transfer Books. At the Effective Time, the share transfer books of CCE will be closed, and there will be no further registration of transfers on the share transfer books of the Surviving Corporation of the shares of CCE Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation or Splitco for transfer, they will be cancelled and exchanged for the applicable Merger Consideration in accordance with the applicable provisions of this Article II.

(d) No Further Ownership Rights in CCE Common Stock. The Merger Consideration paid upon the surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of CCE Common Stock formerly represented by such Certificates or Book-Entry Shares.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of shares of CCE Common Stock on the first (1st) anniversary of the Effective Time of the Merger will be delivered to Splitco upon demand, and any former holder of shares of CCE Common Stock who has not surrendered or transferred its Certificates in accordance with the applicable provisions of this Article II shall thereafter look only to Splitco for payment of any claim for the Merger Consideration upon due surrender or transfer of such Certificates or Book-Entry Shares.

(f) No Liability. Notwithstanding anything herein to the contrary, none of CCE, Splitco, Merger Sub, the Surviving Corporation, TCCC, the Exchange Agent or any other Person will be liable to any former holder of shares of CCE Common Stock for any amount properly delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law.

(g) Lost Certificates. Upon the making of an affidavit that any Certificate has been lost, stolen or destroyed by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration represented by such lost, stolen or destroyed Certificate.

(h) Appraisal Rights. Notwithstanding Section 2.4(b) hereof, no Person who has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL shall be entitled to receive any portion of the Merger Consideration with respect to the shares of CCE Common Stock owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s right to appraisal under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL, net of any amount required to be withheld or deducted under any Tax Law, with respect to the shares of CCE Common Stock owned by such Dissenting Stockholder. CCE shall give TCCC prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by CCE relating to stockholders’ rights of appraisal. Prior to the Effective Time, CCE shall not, except with the prior written consent of TCCC, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

ARTICLE III

MATTERS RELATING TO THE SEPARATION TRANSACTIONS

3.1 Ancillary Agreements.

(a) Concurrently with the execution of this Agreement, CCE, Splitco and TCCC (or their respective Subsidiaries or Affiliates) shall execute and deliver or, as applicable, cause their appropriate Subsidiary or Affiliate to execute and deliver, each of the following agreements:

(i) the Tax Sharing Agreement among CCE, Splitco and TCCC, a copy of which is attached hereto as Exhibit I (the “Tax Sharing Agreement”); and

(ii) the Employee Matters Agreement among CCE, Splitco and TCCC, a copy of which is attached hereto as Exhibit II (the “Employee Matters Agreement”).

(b) At the Closing, CCE, Splitco and TCCC (or their respective Subsidiaries or Affiliates) shall execute and deliver or, as applicable, cause their appropriate Subsidiary or Affiliate to execute and deliver, each of the following agreements:

(i) the Corporate Name Letter between TCCC and Splitco (the “Corporate Name Letter”), substantially in the form set forth in Exhibit III attached hereto;

(ii) the Transition Services Agreement between TCCC and Splitco (the “Transition Services Agreement”), substantially in the form set forth in Exhibit IV attached hereto; and

(iii) a Bottler’s Agreement for each of the jurisdictions, and between the parties, set forth in Exhibit V-1 attached hereto (each, a “Bottler’s Agreement”), substantially in the form set forth as Exhibit V-2 attached hereto.

Collectively, the agreements listed in foregoing Sections 3.1(a) and 3.1(b), are referred to as the “Ancillary Agreements”.

3.2 Intercompany Obligations; Affiliate Agreements; Acquired Contracts.

(a) Except as set forth in Section 3.2(a) of the CCE Disclosure Letter, as of the Effective Time, CCE and Splitco shall, and shall cause their respective Subsidiaries to, cause all Intercompany Agreements (other than Ancillary Agreements) to be terminated in all respects such that there is no cost or liability on the part of CCE or any North American Business Subsidiary thereunder or in connection with such termination.

(b) In furtherance and not in limitation of Section 3.2(a) or any other provision of this Agreement, all Intercompany Indebtedness outstanding on the date hereof and not repaid at or prior to the Closing or incurred after the date hereof and not repaid at or prior to the Closing, and any related Intercompany Receivables, shall be contributed or transferred to the party to whom such indebtedness is owed (or any of its designees) or receivable is owing (or any of its designees) or, at such person’s request, cancelled, immediately prior to the Closing such that, at the Effective Time, no such Intercompany Indebtedness or Intercompany Receivables shall be outstanding.

3.3 Contracts; Shared Contracts.

(a) At or prior to the Closing, CCE and Splitco shall cause, to the extent required, and subject to receiving the required consent of any Person, (i) all Contracts relating primarily to the North American Business to be assigned to CCE or one of the North American Business Subsidiaries as designated in writing by TCCC and (ii) all Contracts relating primarily to the Other CCE Businesses to be assigned to Splitco or one of the Other CCE Businesses Entities as designated in writing by Splitco.

(b) CCE and Splitco shall use commercially reasonable efforts to cause each Contract under which goods or services are provided by a third party to CCE and its Affiliates in respect of both the North American Business and the Other CCE Businesses (collectively, “Shared Contracts”), which is intended to continue to provide goods and services to both the North American Business and the Other CCE Businesses after the Effective Time to, subject to receiving any required consent of any Person, be separated into separate Contracts between the appropriate third party and either the North American Business or the Other CCE Businesses, as the case may be, in all material respects on the same terms and conditions as in existence on the date hereof. In the event that any such separation is not completed prior to the Closing, the Contracts shall be assigned in accordance with Section 3.3(a) and the parties agree to cooperate and provide reasonable assistance prior to, and for a period of twelve (12) months following, the

Closing in effecting the separation of such Shared Contracts. With respect to any Shared Contract that has not been separated on or prior to the Closing, CCE and Splitco shall, to the extent permitted by such Shared Contract, at or prior to the Closing enter into a transitional services agreement reasonably satisfactory to each party which shall provide for CCE or Splitco, as applicable, to continue to receive the benefits and to continue to perform the obligations under such Shared Contract on, subject to the following sentence, the same terms; provided, that any such arrangement shall terminate upon the earlier of twelve (12) months following the Closing and at such time as the underlying Shared Contract terminates, expires or is separated. Notwithstanding anything herein to the contrary, TCCC and Splitco shall share equally any additional costs imposed by a third party as a result of the arrangements contemplated by this Section 3.3(b). For the avoidance of doubt, all Shared Contracts that relate primarily to, or are used primarily in the operation of, the North American Business shall be deemed to be North American Business Assets for purposes of this Agreement.

(c) Following the Closing, to the extent that CCE or one of its Affiliates, on the one hand, or Splitco or one of its Affiliates, on the other hand is, has been or is to be provided the benefits from and after the Effective Time of any Shared Contract pursuant to Section 3.3(b), CCE (in the case of benefits provided to or in respect of the North American Business) or Splitco (in the case of benefits provided to or in respect of the Other CCE Businesses) shall pay, perform and discharge fully, or shall cause to be paid, performed and discharged, promptly when due, for the benefit of the issuer thereof, or the other party or parties thereto, the obligations of the relevant CCE Affiliate or Splitco Affiliate, as the case may be, thereunder or in connection therewith, but only to the extent that such performance pertains to, or is related to, the providing (past, present or future) of benefits to the North American Business or the Other CCE Businesses, as applicable; provided, however, that if a party shall fail to perform to the extent required herein and such failure continues for 20 Business Days following notice thereof to CCE or Splitco, as applicable, the other party shall thereafter cease to be obligated under this Section 3.3(c) to provide the transitional services contemplated by Section 3.3(b) which are the subject of such failure to perform, unless and until such situation is remedied; provided, further, however, that such failure to perform shall not excuse a party from its obligations under this Section 3.3(c).

(d) Notwithstanding the foregoing, nothing contained in this Section 3.3 is intended to supersede or amend any terms set forth in an Ancillary Agreement.

3.4 CCE Directors and Officers.

(a) At the Closing, to the extent requested in writing by TCCC at least five (5) Business Days prior to the Closing Date, CCE and Splitco shall cause to be delivered to TCCC and CCE duly executed resignations from the officers and directors of each of the North American Business Entities (with respect to the North American Joint Ventures, to the extent of any contractual or other rights of CCE and its Subsidiaries with respect thereto) specified by TCCC, effective as of the Effective Time, and shall take such other action as is reasonably necessary to accomplish the foregoing.

(b) On or prior to the Closing, to the extent requested in writing by TCCC at least five (5) Business Days prior to the Closing Date, CCE shall, and shall cause its Subsidiaries to, as applicable, appoint the individuals identified by TCCC in the said notice to be appointed as a director of the North American Business Entities other than CCE (with respect to the North American Joint Venture, to the extent of any contractual or other rights of CCE and its Subsidiaries with respect thereto), as applicable, effective as of the Effective Time.

3.5 Splitco Organization; Name.

(a) At or prior to the Effective Time, CCE and Splitco shall take all necessary actions to adopt an amended and restated certificate of incorporation and by-laws of Splitco and, prior to the Effective Time, the certificate of incorporation shall provide for a number of authorized shares of Splitco Common Stock that is sufficient to deliver the Stock Consideration.

(b) Prior to the Effective Time, CCE and Splitco shall designate those individuals to serve as officers and directors of Splitco following the Effective Time, and on or prior to the Effective Time, CCE and Splitco shall take all necessary actions to appoint such Splitco officers and directors, effective as of the Effective Time.

(c) TCCC and CCE agree that from and after the Effective Time, Splitco’s name shall be Coca-Cola Enterprises, Inc. (subject to the Corporate Name Letter).

3.6 Guarantees.

(a) CCE and Splitco shall each use their commercially reasonable efforts to cause Splitco or one or more of its Subsidiaries (other than any North American Business Entity) to be substituted in all respects for the North American Business Entities, as applicable, and for the North American Business Entities, as applicable, to be otherwise removed or released, effective as of the Closing, in respect of all obligations of any of the North American Business Entities, as applicable, under each guarantee, indemnity, surety bond, letter of credit and letter of comfort (each, a “Guarantee”), given or obtained by any of the North American Business Entities, as applicable, for the benefit of any of Splitco, the Other CCE Businesses Entities or the Other CCE Businesses, except with respect to the Guarantees set forth in Section 3.6(a) of the CCE Disclosure Letter. If CCE and Splitco have been unable to effect any such substitution, removal, release and termination with respect to any such Guarantee following the Closing, CCE and Splitco shall continue to use their commercially reasonable efforts to effect such substitution, removal, release and termination as soon as reasonably practicable after the Closing; provided, that from and after Closing, Splitco shall indemnify against, hold harmless and promptly reimburse the North American Business Entities or their respective Affiliates for any payments made by the North American Business Entities or their respective Affiliates and for the Losses of the North American Business Entities or their respective Affiliates arising out of, or in performing, in whole or in part, any performance obligation in accordance with the underlying obligation under any such Guarantee (except to the extent the performance obligation under any such Guarantee shall have been triggered solely by an act or failure to act of the applicable guarantor (rather than the underlying obligor)).

(b) CCE and Splitco shall each use its commercially reasonable efforts to cause one or more of the North American Business Entities to be substituted in all respects for Splitco or any of the Other CCE Businesses Entities, as applicable, and for Splitco or any of the Other CCE Businesses Entities, as applicable, to be otherwise removed or released, effective as of the Closing, in respect of all obligations of Splitco or any of the Other CCE Businesses Entities, as applicable, under each Guarantee given or obtained by Splitco or any of the Other CCE Businesses Entities, as applicable, for the benefit of any of the North American Business Entities or the North American Business, except with respect to the Guarantees set forth in Section 3.6(b) of the CCE Disclosure Letter. If CCE and Splitco have been unable to effect any such substitution, removal, release and termination with respect to any such Guarantee following the Closing, CCE and Splitco shall continue to use their commercially reasonable efforts to effect such substitution, removal, release and termination as soon as reasonably practicable after the Closing; provided, that from and after the Closing, CCE shall indemnify against, hold harmless and promptly reimburse Splitco and the Other CCE Businesses Entities for any payments made by Splitco, the Other CCE Businesses Entities or their respective Affiliates and for the Losses of Splitco, the Other CCE Businesses Entities or their respective Affiliates arising out of, or in performing, in whole or in part, any performance obligation in accordance with the underlying obligation under any such Guarantee (except to the extent the performance obligation under any such Guarantee shall have been triggered solely by an act or failure to act of the applicable guarantor (rather than the underlying obligor)).

(c) Between the date of this Agreement and the Closing, CCE and Splitco shall promptly deliver to TCCC a copy of any Guarantees arising after the date of this Agreement or otherwise not included on Section 4.25(a) of the CCE Disclosure Letter or Section 4.25(b) of the CCE Disclosure Letter, as applicable.

3.7 Required Transfers of Misallocated Assets.

(a) If TCCC, CCE or Splitco or any of their respective Affiliates discovers at any time following the Closing that there exists any Asset owned or held by Splitco or one of its Affiliates that is a North American Business Asset as of the Effective Time, the relevant Person shall transfer (or procure the transfer of) to the applicable Affiliate of TCCC all right, title and interest in and to such Asset owned or held by such Person at no additional cost to any of TCCC, the North American Business Entities or any of their respective Affiliates in a manner and on terms consistent with the relevant provisions of this Agreement and the Ancillary Agreements, including Section 2.1 and Article III hereof. Splitco shall reimburse TCCC for any cost and expense reasonably incurred by any of TCCC, the North American Business Entities or any of their respective Affiliates in connection with this Section 3.7(a).

(b) If TCCC, CCE or Splitco or any of their respective Affiliates discovers at any time following the Closing that there exists any Asset owned or held by CCE or one of its Affiliates that is an Other CCE Businesses Asset as of the Effective Time, the relevant Person shall transfer (or procure the transfer of) to the applicable Affiliate of Splitco all right, title and interest in and to such Asset owned or held by such Person at no additional cost to any of TCCC, the North American Business Entities or any of their respective Affiliates in a manner and on terms consistent with the relevant provisions of this Agreement and the Ancillary Agreements, including Section 2.1 and Article III hereof. Splitco shall reimburse TCCC for any cost and expense reasonably incurred by any of TCCC, the North American Business Entities or any of their respective Affiliates in connection with this Section 3.7(b).

3.8 Insurance Policies.

(a) CCE shall use commercially reasonable efforts, and shall cause the North American Business Subsidiaries to use their respective commercially reasonable efforts, to maintain all Policies (or comparable policies providing substantially similar coverage with respect to CCE and the North American Business Subsidiaries and the North American Business) in full force and effect at all times up to and including the Effective Time, and shall pay all premiums, deductibles and retro-adjustment billings, if any, with respect thereto covering all periods, and ensuring coverage of CCE and the North American Business, up to and including the Effective Time.

(b) Prior to the Closing, CCE and Splitco shall take all necessary actions to cause Splitco and the Other CCE Businesses Entities to be removed, with respect to occurrences transpiring (under occurrence-based policies) or claims first made (with respect to claims made policies) subsequent to the Effective Time, as insureds under any Policy covering CCE and its North American Business Subsidiaries, provided that no action shall be taken that is inconsistent with the rights of Splitco and the Other CCE Businesses Entities set forth in Section 3.8(c). Prior to the Closing, Splitco shall, on behalf of itself and the Other CCE Businesses Entities, procure such insurance coverage as determined by Splitco, in good faith, to be necessary or advisable in connection with the operation of the Other CCE Businesses, the cost of such coverage to be born solely by Splitco and the Other CCE Businesses Entities. Other than as provided in Section 3.8(c), from and after the Closing, Splitco agrees that it shall not (and shall cause its Subsidiaries not to) make any claim against TCCC, any of the North American Business Entities, or to any carrier under any Policy of CCE and its Subsidiaries alleging that Splitco, any of the Other CCE Businesses Entities or the Other CCE Businesses is entitled to coverage or reimbursement under any such Policy.

(c) Where Shared Policies with an unaffiliated third party insurer (and excluding, for the avoidance of doubt, any self-insurance, captive insurance or similar program) cover any Other CCE Businesses Liabilities that (i) constitute claims existing prior to the Effective Time or (ii) relate to claims made after the Effective Time with respect to an occurrence prior to the Effective Time under an occurrence-based policy (collectively, “Covered Claims”), then the Other CCE Businesses Entities may claim coverage under such Shared Policies, control the prosecution and defense of such Covered Claims and receive any insurance recoverables with respect thereto. After the Effective Time, CCE shall administer the Shared Policies, provided that such administration shall in no way limit, inhibit or preclude the right of the Other CCE Businesses to insurance coverage thereunder in accordance with this Section 3.8(c), in each case, with respect to Covered Claims. Splitco shall promptly notify CCE of any Covered Claims, and CCE agrees to cooperate with Splitco concerning the pursuit by Splitco of any such Covered Claim, in each case at the expense of Splitco (to the extent such expenses are not covered by the applicable Shared Policies). Splitco shall be responsible for complying with terms of the Shared Policies to obtain coverage for such Covered Claims, including if the Shared Policy requires any payments to be made in connection therewith, and Splitco shall make any such required payments. Any proceeds received by CCE from any third-party insurance carrier that relate to Covered Claims shall be paid promptly to Splitco. In the event that Covered Claims relate to the same occurrence for which CCE is seeking coverage under such Shared Policies, CCE and Splitco shall jointly defend any such claim of interest necessary to conduct a joint defense, and shall bear any expenses in connection therewith equally (to the extent such expenses are not covered by the applicable Shared Policies). In the event that policy limits under an applicable Policy are not sufficient to fund all Covered Claims of CCE, its North American Business Subsidiaries, Splitco and/or the Other CCE Businesses Entities, amounts due under such Policy shall be paid on a first come first served basis, and any amounts simultaneously due shall be paid to the respective entities in proportion to the amounts which otherwise would be due were the limits of liability infinite.

(d) With respect to any and all events or circumstances affecting the North American Business which could reasonably be the subject of a claim under a North American Business Policy or Shared Policy which are known prior to the Effective Time to the employees of CCE or its Subsidiaries who are responsible for making claims under Policies, CCE shall, and shall cause its Affiliates to, use commercially reasonable efforts to submit the applicable claims (i) prior to the expiration of coverage under the applicable Policy or (ii) to the extent that the rights of any North American Business Entity to make claims pursuant to the applicable Policy in effect as of immediately prior to the Effective Time will be limited in any material respect following the Effective Time pursuant to the terms of the Policy as in effect prior to the Effective Time, prior to the Effective Time. The foregoing shall not in any way limit the rights of Splitco and its Subsidiaries under Section 3.8(c).

3.9 Liabilities Related to the Separation Transactions. Other than Transaction Expenses which are covered by Section 10.1, any Liabilities that may arise in connection with or as a result of effecting the Separation Transactions, shall be allocated 50% to TCCC and 50% to Splitco.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF CCE AND SPLITCO

Except as set forth in the CCE Disclosure Letter (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such CCE Disclosure Letter relates; provided, that any information set forth in one section of the CCE Disclosure Letter shall be deemed to apply to each other Section or subsection thereof or hereof as appropriate to which its relevance is readily apparent on its face), each of CCE and Splitco hereby represents and warrants to TCCC as of the date hereof and as of the Effective Time (except to the extent any such representation or warranty is made as of an earlier date, in which case, as of such earlier date), as follows:

4.1 Organization and Qualification. Each of CCE, Splitco, and the North American Business Subsidiaries, and to the Knowledge of CCE, each North American Joint Venture, is duly organized, validly existing and is in good standing (with respect to jurisdictions that recognize that concept) under the Laws of the jurisdiction listed as its jurisdiction of incorporation or organization and has all requisite corporate power and corporate authority to own, lease and operate the properties it owns, leases or operates and to conduct the North American Business as conducted on the date hereof. Each of CCE, Splitco, and the North American Business Subsidiaries, and to the Knowledge of CCE, each North American Joint Venture, is duly qualified or licensed to do business as a foreign corporation and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction in which the property owned, leased or operated by the North American Business is located or where the nature of the North American Business makes such qualification necessary, except in each case in those jurisdictions where the failure to be so qualified or licensed and in good standing would not, individually or in the aggregate, result in a North American Business Material Adverse Effect. True and complete copies of the certificate of incorporation and by-laws (or other comparable governing documents) of each of the North American Business Entities as in effect on the date of this Agreement have been delivered to TCCC.

4.2 Authority.

(a) Each of CCE and Splitco has all requisite corporate power and corporate authority to execute and deliver this Agreement. Each of CCE, Splitco and their respective Subsidiaries, as applicable, has all requisite corporate power and corporate authority to enter into each of the Ancillary Agreements to which it is a party and to perform its respective obligations hereunder and thereunder and to consummate the Transactions, subject, in the case of CCE, only to the Required CCE Vote. The execution, delivery and performance by each of CCE, Splitco and their respective Subsidiaries and Affiliates, as applicable, of this Agreement and each Ancillary Agreement to which they are respectively a party and the consummation of the Transactions, have been duly authorized by all necessary corporate action subject, in the case of CCE, to obtaining the Required CCE Vote. This Agreement has been (and each Ancillary Agreement upon execution and delivery will be) duly executed and delivered by each of CCE, Splitco and their respective Subsidiaries and Affiliates, as applicable, and constitutes (and each Ancillary Agreement upon execution and delivery will constitute), assuming the due authorization, execution and delivery by each of the other parties hereto and thereto, the legal, valid and binding obligation of each of CCE, Splitco and their respective Subsidiaries and Affiliates party hereto or thereto, as applicable, enforceable against each of CCE, Splitco and their respective Subsidiaries and Affiliates, as applicable, in accordance with its and their respective terms, except that such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Laws, now or hereafter in effect, relating to or affecting creditors’ rights generally and to general equity principles.

(b) Each of the CCE Board and the Affiliated Transaction Committee has unanimously (other than, in the case of the CCE Board, abstentions by directors who are employees of TCCC or its Subsidiaries) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of CCE and its stockholders (other than TCCC and its Affiliates and TCCC’s executive officers and directors) and approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby. As of the date hereof, the CCE Board (i) has resolved to recommend adoption of this Agreement to the holders of shares of CCE Common Stock (the “CCE Recommendation”), and (ii) directed that this Agreement be submitted to the holders of shares of CCE Common Stock for their adoption. The CCE Board has received the opinions of Credit Suisse Securities (USA) LLC and Lazard Frères & Co. LLC, and the Affiliated Transaction Committee has received the opinion of Greenhill & Co., LLC, in each case, to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to holders (other than as set forth in such opinion) of shares of CCE Common Stock, and a copy of each such opinion will be provided to TCCC solely for informational purposes after receipt thereof by CCE.

4.3 Capitalization; Jurisdictions.

(a) The authorized capital stock of CCE consists of one billion one hundred million (1,100,000,000) shares, consisting of one billion (1,000,000,000) shares of CCE Common Stock, and one hundred million (100,000,000) shares of preferred stock, par value $1.00 per share (the “CCE Preferred Stock”). As of the close of business on February 24, 2010 (the “Capitalization Date”), (i) 491,748,586 shares of CCE Common Stock were issued and outstanding; (ii) no shares of CCE Preferred Stock were issued and outstanding; (iii) CCE Options to acquire 32,460,762 shares of CCE Common Stock were outstanding; (iv) 2,943,112 CCE Stock Units were outstanding; and (v) 2,372,806 shares of CCE Restricted Stock were outstanding. Since the Capitalization Date through the date of this Agreement, no shares of CCE Common Stock, CCE Preferred Stock, CCE Stock Units or CCE Restricted Stock or other equity securities of CCE have been issued, and no CCE Options have been granted. All of the issued and outstanding shares of CCE Common Stock are, and all shares of CCE Common Stock subject to issuance (upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable) will be, duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights or Liens created by CCE or any of its Subsidiaries and issued in compliance with all applicable securities Laws. Except as set forth in this Section 4.3(a), there are no outstanding (i) securities convertible into or exchangeable for the capital stock of, or equity interests in, CCE, (ii) options, warrants or other rights to purchase or subscribe for capital stock of, or equity interests in, CCE, or (iii) Contracts or understandings of any kind requiring the issuance, transfer, repurchase, redemption, reacquisition or voting of any capital stock of, or equity interests in, CCE, any such convertible or exchangeable securities or any such options, warrants or rights, pursuant to which CCE is subject or bound. Except as set forth in this Section 4.3(a), there is no Person (other than TCCC, Merger Sub and their respective Affiliates) who is entitled to acquire or receive any shares of capital stock or other securities of CCE pursuant to an agreement entered into by CCE or any of its Subsidiaries (other than this Agreement).

(b) Section 4.3(b) of the CCE Disclosure Letter sets forth the name of each North American Business Subsidiary, its jurisdiction of organization, the amount of its authorized and outstanding capital stock (or other equity interests) and the record and beneficial owner of such outstanding capital stock (or other equity interests). The entities set forth in Section 4.3(b) of the CCE Disclosure Letter include all Affiliates of CCE engaged in the North American Business other than CCE and the North American Joint Ventures, and other than any Affiliates of CCE whose sole engagement in the North American Business is in the ownership of Excluded Business Assets. All the issued and outstanding capital stock (or other equity interests) of each of the North American Business Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights or Liens (other than Liens arising out of pledges of the equity interests of any of the North American Business Subsidiaries pursuant to the Credit Agreement). There are no outstanding (i) securities convertible into or exchangeable for the capital stock of, or equity interests in, any of the North American Business Subsidiaries, (ii) options, warrants or other rights to purchase or subscribe for capital stock of, or equity interests in, any of the North American Business Subsidiaries, or (iii) Contracts or understandings of any kind requiring the issuance, transfer, repurchase, redemption, reacquisition or voting of any capital stock of, or equity interests in, any of the North American Business Subsidiaries, any such convertible or exchangeable securities or any such options, warrants or rights, pursuant to which, in any of the foregoing cases, any of the North American Business Subsidiaries or its

holders of capital stock or other securities is subject or bound. There is no Person (other than TCCC, Merger Sub and their respective Affiliates) who is entitled to acquire or receive any shares of capital stock or other securities of any of the North American Business Subsidiaries.

(c) Section 4.3(c)(i) of the CCE Disclosure Letter sets forth the name of each North American Joint Venture, its jurisdiction of organization, the amount of its authorized capital stock (or other equity interests) and the amount thereof owned of record and beneficially by CCE, a North American Business Subsidiary or other North American Joint Venture. The entities set forth in Section 4.3(c)(i) of the CCE Disclosure Letter include all entities in which CCE has a direct or indirect ownership interest that are engaged in the North American Business other than the North American Business Subsidiaries and other than any Affiliates of CCE whose sole engagement in the North American Business is in the ownership of Excluded Business Assets. All of the capital stock (or other equity interests) listed in Section 4.3(c)(i) of the CCE Disclosure Letter as owned of record and beneficially by CCE, a North American Business Subsidiary or a North American Joint Venture is duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights and was not issued in violation of any applicable Law or preemptive rights in respect thereto. To the Knowledge of CCE, there are no outstanding (i) securities convertible into or exchangeable for the capital stock of, or equity interests in, any of the North American Joint Ventures, (ii) options, warrants or other rights to purchase or subscribe for capital stock of, or equity interests in, any of the North American Joint Ventures, or (iii) other than any North American Joint Venture Contract, Contracts or arrangements of any kind relating to the issuance, transfer, repurchase, redemption, reacquisition or voting of any capital stock of, or equity interests in, any of the North American Joint Ventures, any such convertible or exchangeable securities or any such options, warrants or rights, pursuant to which any of CCE, the North American Joint Ventures, the North American Business Subsidiaries or, to the Knowledge of CCE, any other holders of stock or other securities in the North American Joint Ventures, is subject or bound. Except as set forth in Section 4.3(c)(ii) of the CCE Disclosure Letter, to the Knowledge of CCE, as of the date of this Agreement, (i) neither CCE nor any of its Affiliates has received written notice of any capital call with respect to any contribution to a North American Joint Venture that may be required on or after the Effective Time and (ii) no event has occurred that could give rise to a capital call with respect to any required contribution to a North American Joint Venture during the twelve (12)-month period beginning on the date of this Agreement.

(d) Section 4.3(d) of the CCE Disclosure Letter sets forth a list as of the date of this Agreement of all outstanding equity awards held by any employee, former employee, director, former director or independent contractor of CCE or any of its Affiliates that are settled in, or relate to, CCE Common Stock.

(e) As of the Effective Time, CCE (i) will hold, directly or indirectly, all right, title and interest to (A) the equity interests of the North American Business Subsidiaries as set forth in Section 4.3(b) of the CCE Disclosure Letter and (B) the equity interests of the North American Joint Ventures set forth in Section 4.3(c)(i) of the CCE Disclosure Letter, in each case, free and clear of all Liens (other than any Lien created by any action of TCCC), and (ii) will not have any direct or indirect ownership interest in Splitco or any of the Other CCE Businesses Entities (subject, in the case of clause (A), to the terms of the Credit Agreement and, in the case of clauses (A) and (B), as applicable, to the terms of the North American Joint Venture Contracts).

(f) Except as set forth in Section 4.3(b) of the CCE Disclosure Letter or Section 4.3(c)(i) of the CCE Disclosure Letter or as contemplated by Schedule A, none of the North American Business Entities has any Subsidiaries or owns or has an obligation under Contract to acquire, directly or indirectly, any equity interests, equity investments or debt securities in any Person (other than CCE and equity or debt securities held as investments in the ordinary course of business which are not, individually or in the aggregate, material to the North American Business).

(g) As of the date hereof, except as set forth in Section 4.3(g) of the CCE Disclosure Letter (which section shall include the amount outstanding under Gross Indebtedness), there are no outstanding bonds, debentures, notes or other Indebtedness of the North American Business Entities.

4.4 No Violation; Consents and Approvals.

(a) The execution, delivery and performance by each of CCE, Splitco and their respective Subsidiaries and Affiliates of this Agreement and the Ancillary Agreements to the extent party hereto or thereto and the consummation of the Transactions do not (i) assuming all authorizations, consents and approvals described in Section 4.2(a) and 4.4(b) have been obtained or made, violate any applicable Law to which CCE, Splitco and their respective Subsidiaries and Affiliates (including the North American Business Entities) are subject, (ii) (A) require a consent, notice or approval under, conflict with, result in a violation or breach of or constitute a default under, result in the acceleration of, or (B) create in any party the right to accelerate, terminate or cancel, any Contract to which any of CCE, Splitco or their respective Subsidiaries and Affiliates (including the North American Business Entities) is a party or (C) create any Lien upon any of the properties or Assets used or held for use in the North American Business, (iii) require a consent, notice or approval under, conflict with, result in a violation or breach of, constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate or cancel, any indenture or other Contract governing or relating to Gross Indebtedness of CCE or its Subsidiaries, or (iv) violate the certificate of incorporation, by-laws or other organizational documents of CCE, Splitco or their respective Subsidiaries and Affiliates (including the North American Business Entities), except with respect to all of the foregoing as set forth on Section 4.4(a) of the CCE Disclosure Letter and except with respect to the foregoing clauses (i), (ii) or (with respect to Subsidiaries or Affiliates not engaged in the transactions identified on Schedule A) (iv) or as has not had or would not have a North American Business Material Adverse Effect or prevent or materially delay the consummation of the Transactions.

(b) Except (i) as required under the HSR Act or any other Competition Law, (ii) for filings with the NYSE and compliance with the Securities Act, Exchange Act or any other applicable state or federal securities law and (iii) for the filing of the Certificate of Merger as contemplated by Section 2.3, no consent or approval is required to be obtained by CCE, Splitco or their respective Subsidiaries and Affiliates (including the North American Business Entities) from, and no notice is required to be given by CCE, Splitco or their respective Subsidiaries and Affiliates (including the North American Business Entities) to, and no filing is required to be made by CCE, Splitco or their respective Subsidiaries and Affiliates (including the North American Business Entities) with, any Governmental Entity in connection with the execution, delivery and performance by CCE, Splitco and their respective Subsidiaries and Affiliates of this Agreement and the Ancillary Agreements to the extent party hereto or thereto, other than in all cases where failure to obtain such consent or to give or make such notice or filing would not have a North American Business Material Adverse Effect or prevent or materially delay the consummation of the Transactions.

4.5 SEC Reports. CCE has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act, since December 31, 2007 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “CCE Reports”). Each of the CCE Reports, at the time of its filing or being furnished, complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the CCE Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the CCE Reports did not, and any CCE Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Since the Applicable Date, CCE has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

4.6 Financial Statements; Undisclosed Liabilities.

(a) The audited consolidated financial statements of CCE included or incorporated by reference in the CCE Reports filed with the SEC since January 1, 2010 (including the audited consolidated balance sheet of CCE as of December 31, 2009 (the “Audited CCE 2009 Balance Sheet”) and the related audited consolidated statement of income and cash flows for the twelve (12)-month period then ended (collectively, with the Audited CCE 2009 Balance Sheet, the “Audited CCE 2009 Financial Statements”)) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present in all material respects the consolidated financial position of CCE and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of the unaudited consolidated interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes).

(b) Section 4.6(b) of the CCE Disclosure Letter contains true, correct, and complete copies of the unaudited consolidated balance sheets of each of the “North American operating segment” and “corporate operating segment” (each as described in CCE’s Annual Report on Form 10-K for the year ended December 31, 2009) as of December 31, 2008 and 2009 (collectively, the “Segment Balance Sheets”), and the related unaudited consolidated statements of income of the “North American operating segment” and the “corporate operating segment” for the twelve (12)-month periods then ended (collectively, with the Segment Balance Sheets, the

“Annual Segment Financial Statements”). The Annual Segment Financial Statements (i) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except for adjustments or other matters disclosed therein, the absence of complete footnotes, and subject to normal year-end adjustments), and (ii) fairly present in all material respects the consolidated financial position of the consolidated North American Business operating segment and corporate operating segment as of the date thereof and their consolidated results of operations for the period then ended (subject to normal year-end adjustments and the absence of complete footnotes).

(c) When delivered pursuant to Section 6.14 hereof, the Audited North American Business Financial Statements and the Unaudited North American Business Financial Statements (subject to normal year-end adjustments and the absence of complete footnotes) (i) will have been prepared from, and shall be, consistent with the books and records of the North American Business Entities, (ii) will have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, and (iii) will fairly present in all material respects the consolidated financial position of the North American Business Entities as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended.

(d) Except for Liabilities (i) disclosed in the Audited CCE 2009 Financial Statements or any notes thereto, (ii) incurred in the ordinary course of business and consistent with past practice since December 31, 2009, (iii) set forth in Section 4.6(d) of the CCE Disclosure Letter, or (iv) that are not reasonably likely to be material to the North American Business or prevent the consummation of the Transactions, none of the North American Business Subsidiaries has, or since December 31, 2009, has incurred, any Liabilities.

4.7 Internal Controls and Procedures. CCE has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. CCE’s disclosure controls and procedures are effective in providing reasonable assurance that all material information required to be disclosed by CCE in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to CCE’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Section 302 and 906 of the Sarbanes-Oxley Act. CCE adheres to and enforces a system of internal control over financial reporting which is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the Transactions and dispositions of the assets of CCE and its Subsidiaries, (ii) provide reasonable assurance that Transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of CCE and its Subsidiaries are being made only in accordance with appropriate authorizations of management and, if required, the CCE Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Assets of CCE and its Subsidiaries. CCE’s management has completed its assessment of the effectiveness of CCE’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley

Act for the year ended December 31, 2009, and such assessment concluded that such controls were effective. Except as set forth on Section 4.7 of the CCE Disclosure Letter, neither CCE, nor to the Knowledge of CCE, CCE’s independent auditors has identified or been made aware of (A) any significant deficiency or material weakness, in each case which has not been subsequently remediated, in the system of internal control over financial reporting utilized by CCE and its Subsidiaries, taken as a whole, or (B) any fraud that involves CCE’s management or other employees who have a role in the preparation of financial statements with financial reporting oversight or the internal control over financial reporting utilized by CCE.

4.8 Absence of Certain Changes or Events. Except as otherwise contemplated by this Agreement, during the period from December 31, 2009 to the date of this Agreement, (a) CCE and its Subsidiaries operated the North American Business in the ordinary course of business, consistent with past practice and (b) there has not been a North American Business Material Adverse Effect.

4.9 Title to Personal Property. CCE or its Subsidiaries has good and valid title to, or a valid and enforceable right to use, all personal property (whether tangible or intangible) primarily used or primarily held for use in connection with the North American Business (the “Personal Property’) (except such personal property as has been sold or otherwise disposed of after the date hereof in the ordinary course of business), in each case, free and clear of all Liens, other than Permitted Liens, except where the failure to have such title or right to use would not have a North American Business Material Adverse Effect. As of the Effective Time, (A) CCE or one of the North American Business Subsidiaries will (assuming the receipt of any consent set forth in Section 4.4(a) of the CCE Disclosure Letter) have good and valid title to, or a valid and enforceable right to use, all Personal Property described in the prior sentence (except such Personal Property that (x) has been sold or otherwise disposed of after the date hereof in the ordinary course of business, (y) will be provided to the North American Business pursuant to an Ancillary Agreement or (z) is an Excluded Business Asset), in each case free and clear of all Liens, other than Permitted Liens, and (B) none of Splitco or any of its Subsidiaries or Affiliates will have title to any of the Personal Property primarily used or primarily held for use in connection with the North American Business as conducted on or prior to the date hereof (except as described in clauses (y) and (z) above), except where the failure to have such title or right to use would not have a North American Business Material Adverse Effect.

4.10 Title to Real Property.

(a) As of the date hereof, Section 4.10(a) of the CCE Disclosure Letter is accurate in all material respects and sets forth, (i) a true, correct and complete list of all Owned Real Property (including the address of each parcel of Owned Real Property), and (ii) a true, correct and complete list of all Real Property Leases and the address of each parcel of Leased Real Property.

(b) CCE or one of its North American Business Subsidiaries has fee simple title to the Owned Real Property, free and clear of all Liens, other than Permitted Liens and except in any case as would not individually or in the aggregate have a North American Business Material Adverse Effect. Except as set forth in Section 4.10(b) of the CCE Disclosure Letter, neither CCE nor its North American Business Subsidiaries has leased, subleased, licensed, granted a concession or other right or interest to any Person to use or occupy the Owned Real Property or any portion thereof. Other than the right of TCCC pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase the Owned Real Property or any portion thereof or interest therein. As of the Effective Time (and assuming receipt of any applicable consent set forth in Section 4.4(a) of the CCE Disclosure Letter), (x) CCE or one of the North American Business Subsidiaries will have fee simple title to all of the Owned Real Property, free and clear of all Liens, other than Permitted Liens and (y) with respect to the Leased Real Property, CCE or one of the North American Business Subsidiaries will hold such Leased Real Property on terms and conditions in all material respects the same as those set forth in the Real Property Leases as of the date hereof, except as would not individually or in the aggregate have a North American Business Material Adverse Effect. As of the date hereof, neither CCE nor any of its Subsidiaries has received written notice of any pending, and to the Knowledge of CCE, there is no threatened, condemnation proceeding with respect to any Owned Real Property.

(c) Except as set forth in Section 4.10(c) of the CCE Disclosure Letter, with respect to each Real Property Lease, (i) such lease is valid, binding and in full force and effect; (ii) the Transactions do not require the consent of any other party to such lease and will not result in a material breach of or default under such lease; (iii) neither CCE or its Subsidiaries nor, to the Knowledge of CCE, any other party to the Real Property Leases, is in material breach or default under such lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a material breach or default thereunder; (iv) neither CCE nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any Person the right to use or occupy such Leased Real Property or any portion thereof; and (v) as of the date hereof, neither CCE nor any of its Subsidiaries has received written notice of any pending, and to the Knowledge of CCE, there is no threatened, condemnation proceeding with respect to any Leased Real Property, except in each case as has not or would not have a North American Business Material Adverse Effect.

4.11 Sufficiency of Assets . The North American Business Assets constitute in all material respects all Assets necessary for the North American Business Entities to conduct the North American Business in the manner conducted during the three (3) months prior to the date hereof, other than such business or operations arising out of or resulting from use of the Excluded Business Assets.

4.12 Intellectual Property.

(a) CCE or one of its North American Business Subsidiaries does, and as of the Effective Time, CCE or one of the North American Business Subsidiaries will own all right, title and interest in and to, free and clear of all Liens (other than Permitted Liens), or possess valid and enforceable and adequate licenses or other legal rights to use, all material Intellectual Property Rights that are primarily used or held for use primarily in the operation of the North American Business as of the date hereof and as of the Effective Time (collectively, the “North American Business Intellectual Property Rights”).

(b) Section 4.12(b) of the CCE Disclosure Letter sets forth a list of all United States, foreign and multi-national, (i) patents and patent applications; (ii) Trademark registrations and applications (including Internet domain name registrations) and material unregistered Trademarks; (iii) copyright registrations and applications; (iv) material trade secrets and (v) material computer software, in each case, owned by CCE or its Subsidiaries and primarily used or held for use primarily in connection with the North American Business. CCE or one of its Subsidiaries is the sole and exclusive beneficial and, with respect to applications and registrations, record owner of all of such Intellectual Property Rights, and all of such material Intellectual Property Rights are valid, subsisting and enforceable.

(c) Except as set forth in Section 4.12(c) of the CCE Disclosure Letter, the conduct of the North American Business as currently conducted, and as conducted in the past three (3) years does not, to the Knowledge of CCE, infringe, misappropriate, or otherwise violate, and has not infringed, misappropriated, or otherwise violated, in any material respect any Person’s Intellectual Property Rights, and, to the Knowledge of CCE, there has been no such claim asserted or threatened (including in the form of offers or invitations to obtain a license) against CCE or its Subsidiaries or, to the Knowledge of CCE, any other Person. To the Knowledge of CCE, no Person is materially infringing, misappropriating, or otherwise violating any material Intellectual Property Rights owned or material Intellectual Property Rights used, or held for use by CCE or its Subsidiaries primarily in the conduct of the North American Business, and, to the Knowledge of CCE, no such claims have been asserted or threatened against any Person by CCE or its Subsidiaries in the past three (3) years.

(d) Assuming the receipt of any applicable consent set forth in Section 4.4(a) of the CCE Disclosure Letter, as of the Effective Time, all of the material North American Business Intellectual Property Rights shall be owned or available for use by CCE or one of the North American Business Subsidiaries on terms and conditions in all material respects the same as those under which CCE owned or used the North American Business Intellectual Property Rights immediately prior to the Closing.

4.13 Litigation. Except as set forth in Section 4.13 of the CCE Disclosure Letter, there is no complaint, action, suit, proceeding, arbitration, investigation or mediation (each, an “Action”) pending or, to the Knowledge of CCE, threatened against CCE or its Subsidiaries (or, to the Knowledge of CCE, any North American Joint Venture) by or before any Governmental Entity or by or on behalf of any third party that, if adversely determined, individually or in the aggregate, would (i) have a North American Business Material Adverse Effect, or (ii) prevent or materially delay CCE, its Subsidiaries or Affiliates from consummating the Transactions. There are no outstanding judgments, decrees or orders of any Governmental Entity against or binding on CCE, its Subsidiaries or Affiliates relating to the North American Business or the Assets or Liabilities of the North American Business except any such judgment, decree or order that has not had, and would not have, individually or in the aggregate, a North American Business Material Adverse Effect.

4.14 Employee Benefit Plans.

(a) Section 4.14(a) of the CCE Disclosure Letter sets forth a list of each material North American Benefit Plan. Notwithstanding the foregoing, Section 4.14(a) of the CCE Disclosure Letter shall set forth each North American Benefit Plan which is a pension, severance (or termination pay), and retiree medical plan, agreement or arrangement, regardless of whether or not such plans, agreements or arrangements are material North American Benefit Plans. With respect to the North American Benefit Plans set forth on Section 4.14(a) of the CCE Disclosure Letter, CCE has delivered or made available to TCCC true, correct and complete copies of, (i) each North American Benefit Plan (or, in each case, descriptions thereof for any unwritten North American Benefit Plans), (ii) the most recent annual report on Form 5500 required to be filed with the IRS with respect to each North American Benefit Plan, if required, (iii) the most recent summary plan description, if required, prepared for each North American Benefit Plan, and (iv) each trust agreement and insurance or group annuity contract related to any North American Benefit Plan. Each CCE Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code is hereinafter referred to in this Section 4.14 as a “Title IV Plan.”

(b) Except as would not have a North American Business Material Adverse Effect, each North American Benefit Plan has been operated and administered in material compliance with its terms and with applicable Law, including ERISA and the Code. Except as provided under applicable Law or under a collective bargaining agreement, there are no limitations or restrictions on the right of CCE or any of its Subsidiaries or, after the consummation of the transactions contemplated hereby, TCCC or any of its Subsidiaries, to merge, amend or terminate any of the North American Benefit Plans set forth on Section 4.14(a) of the CCE Disclosure Letter.

(c) Each North American Benefit Plan intended to qualify under Section 401 of the Code has received a current, favorable determination letter or has timely applied for a favorable determination letter, and, to the Knowledge of CCE, no actions have occurred and no circumstances exist which are likely to result in the loss of the qualified status of such North American Benefit Plans.

(d) Except as would not have a North American Business Material Adverse Effect, no liability under Title IV of ERISA has been incurred by CCE or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to CCE or any ERISA Affiliate of incurring any such liability, other than potential future withdrawal liability under a multiemployer pension plan (as defined in Section 4001(a)(3) of ERISA) for a withdrawal after the Effective Time and, other than liability for premiums due the Pension Benefit Guaranty Corporation (“PBGC”) (which premiums have been paid when due). Each Title IV Plan and any trust established thereunder has satisfied the “minimum funding standard” under Section 412 of the Code, whether or not waived, as of the last day of the most recent fiscal year of each Title IV Plan ended prior to the date hereof.

(e) No North American Benefit Plan is (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), or (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code).

(f) Except as would not have a North American Business Material Adverse Effect, there are no pending or, to the Knowledge of CCE, threatened claims by or on behalf of any North American Benefit Plan by any employee or former employee or beneficiary covered under any such North American Benefit Plan, or otherwise involving any such North American Benefit Plan (other than routine claims for benefits).

(g) Except as would not have a North American Business Material Adverse Effect, with respect to each North American Benefit Plan established or maintained outside of the United States primarily for the benefit of individuals residing outside of the United States, each such North American Benefit Plan complies in all respects with applicable Law, and each such North American Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable Governmental Entities.

(h) No North American Benefit Plan provides benefits, including death or medical benefits (whether or not insured), beyond retirement or other termination of service, other than (i) coverage mandated solely by applicable Law, (ii) death benefits or retirement benefits under any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), (iii) benefits, the full costs of which are borne by the participant or his or her beneficiary, or (iv) benefits under any severance plan which is not an employee pension benefit plan subject to ERISA. Except as would not have a North American Business Material Adverse Effect, there has been no failure of a North American Benefit Plan that is a group health plan (as defined in Section 5000(b)(1) of the Code) to meet the requirements of Section 4980B(f) of the Code with respect to a qualified beneficiary (as defined in Section 4980B(g) of the Code).

(i) Except as would not have a North American Business Material Adverse Effect, each North American Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has (i) been maintained and operated since January 1, 2005 in good faith compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder so as to avoid any Tax under Section 409A of the Code, and (ii) since January 1, 2009, been in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder.

(j) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with another event, (i) entitle any current or former employee, officer or director of CCE or any ERISA Affiliate of CCE to any material severance pay, unemployment compensation or any other payment that must be paid by, provided by, or the cost of which is otherwise borne by any of the North American Business Entities, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, former employee, officer or director, with respect to any compensation that must be paid by, provided by, or the cost of which is otherwise borne by any of the North American Business Entities, in either case, which is material to the individual, except as expressly provided in this Agreement. No North American Benefit Plan provides for the payment by any North American Business Entity of any Tax gross-up payments or similar payments in respect of any Taxes to any employees or former employees or directors or former directors who provide or provided services to CCE or any North American Business Subsidiary.

(k) For purposes of this Section 4.14, Knowledge of CCE shall mean the actual knowledge of any of the individuals set forth in Section 4.14(k) of the CCE Disclosure Letter.

4.15 Taxes.

(a) All material federal, state, local and foreign Tax Returns required to be filed by or with respect to CCE or its Subsidiaries or Affiliates, and each consolidated, combined, unitary, affiliated or aggregate group of which CCE or its Subsidiaries, or Affiliates, are members (an “Affiliated Group”) have been duly and timely filed (taking into account applicable extensions), and each such Tax Return was true, complete and correct in all material respects.

(b) All material Taxes and all material estimated Taxes due and owing by CCE or its Subsidiaries, Affiliates, or any Affiliated Group have been timely paid, and all Taxes and estimated Taxes for any taxable period (or portion thereof) beginning on or prior to the Closing Date, which are not yet due and payable, have been properly reserved for in the books and records of CCE.

(c)(i) No audits or other administrative proceedings before any Taxing Authority were pending as of December 31, 2009, and (ii) no audits or other administrative proceedings before any Taxing Authority, which, if adversely determined, are reasonably expected to result in an assessment or deficiency, are presently pending, in the case of either clause (i) or (ii) with regard to any Taxes or Tax Returns of any North American Business Subsidiary or, to the Knowledge of CCE, any North American Business Entity, as to which any Taxing Authority has asserted any claim and which, if adversely determined, would be, individually or in the aggregate, material to the North American Business Entities, or the North American Business, and, to the Knowledge of CCE, no deficiency or claim for Taxes or any adjustment to Taxes with respect to which any of the North American Business Entities may be liable is asserted or threatened in writing by any Taxing Authority.

(d) CCE and its Subsidiaries and Affiliates have duly and timely withheld all material Taxes required to be withheld, and such withheld Taxes have either been duly and timely paid to the proper Taxing Authority or properly provided for in accounts for such purpose and will be duly and timely paid to the proper Taxing Authority.

(e) Except for agreements or arrangements entered into more than five years prior to the date of this Agreement in connection with the acquisition or disposition of the equity or substantially all the assets of any business entity, and except for agreements or arrangements entered into solely by and among North American Business Entities, no North American Business Entity (i) is a party to or bound by or has any obligation under any material income Tax separation, sharing, allocation or similar agreement or arrangement, (ii) has within the last five years been a member of any consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes (other than a group of which CCE is the common parent corporation), or (iii) has within the last five years entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or, with respect to any material Tax liability, any similar provision of State, local or foreign Law.

(f) There are no material Liens (other than Permitted Liens) relating to Taxes upon the assets of the North American Business other than Liens relating to Taxes not yet due and payable.

(g) No North American Business Subsidiary and, to the Knowledge of CCE, no North American Business Entity, has engaged in any transaction that may give rise to: (i) a disclosure obligation with respect to any “listed transaction,” as defined in Treasury Regulation Section 1.6011-4(b)(2), or (ii) with respect to any taxable years beginning on or after January 1, 2005, a disclosure obligation as a “reportable transaction” under Section 6111 of the Code and applicable Treasury Regulations.

(h) No North American Business Subsidiary and, to the Knowledge of CCE, no North American Business Entity, has agreed to make or is required to make any adjustment for a taxable period ending after the Closing Date under Section 481(a) of the Code by reason of a change in accounting method or otherwise, except where such adjustment has not had or will not have, individually or in the aggregate, a North American Business Material Adverse Effect.

(i) The United States federal income Tax Returns and Canadian federal and provincial income Tax Returns of the North American Business Subsidiaries have been examined, and such examinations have been resolved, or the statute of limitations has expired and there are no outstanding agreements or waivers or other documents having the effect of waiving or extending the statutory period of limitation applicable to such Tax Returns, for all taxable years ending on or before December 31, 2005, and, with respect to Canadian federal and provincial income Tax Returns, December 31, 2001.

(j) Neither CCE nor any of its Subsidiaries or Affiliates nor, to the Knowledge of CCE, any holder of CCE Common Stock has taken any action or has failed to take any action which action or failure to take action would cause the distribution of Enterprises KOC Acquisition Company to Bottling Holdings (International) Inc. (“BHI”) not to qualify under Section 355 of the Code, the merger of BHI with and into CCE (or with and into a limited liability company wholly owned by, and treated for United States federal income Tax purposes as an entity disregarded from, CCE) not to qualify under Section 332 of the Code, the transfers to Splitco not to qualify under Section 368(a)(1)(D) of the Code, or the conversion of shares of CCE Common Stock at Closing not to qualify under Sections 355 and 361 of the Code (except as provided in Section 356(b) of the Code).

4.16 Material Contracts.

(a) Except as set forth in Section 4.16(a) of the CCE Disclosure Letter, none of the North American Business Entities is a party to or bound by any of the following (individually, a “Material Contract” and, collectively, the “Material Contracts”):

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K assuming the North American Business Entities were subject to Regulation S-K as a stand alone consolidated entity);

(ii) any Shared Contracts requiring annual payments by or to a North American Business Entity in excess of $10,000,000;

(iii) any Contract (other than with TCCC or any of its Subsidiaries) which contains a non-competition covenant that precludes or purports to preclude CCE or any of its Affiliates from operating in any geographic location;

(iv) any Contract relating to the formation, operation or management of any joint venture, alliance or partnership (including any North American Joint Venture Contract) requiring annual payments by or to a North American Business Entity in excess of $10,000,000;

(v) any Contracts providing any Person with a material exclusive dealing arrangement or the right of first refusal or first offer or similar type provision with respect to the disposition or acquisition of any material North American Business Assets;

(vi) any Contract that grants any Person “most favored nation” status involving annual payments by or to a North American Business Entity in excess of $10,000,000;

(vii) any Contract entered into outside the ordinary course of business of the North American Business requiring payments by or to a North American Business Entity in excess of $10,000,000;

(viii) any Contract which contains restrictions with respect to payment of dividends or any other distribution in respect of the capital stock or other equity interest of CCE or any of the North American Business Subsidiaries;

(ix) any Contract pursuant to which CCE or its Subsidiaries (A) is granted or obtains any right to use any material Intellectual Property Rights (other than standard form contracts granting rights to use readily available commercial software), (B) is restricted in the right to use or register any material Intellectual Property Rights, (C) permits any other Person to use, enforce, or register any material Intellectual Property Rights, or (D) would require TCCC to license or make available its or its Affiliates’ own Intellectual Property Rights to any other Person, or restrict the use by TCCC or its Affiliates of such Intellectual Property Rights as a result of the transactions contemplated hereby;

(x) any settlement or similar Contract, entered into or involving the payment by CCE or any North American Business Subsidiary outside the ordinary course of business;

(xi) any Contract entered into outside the ordinary course of business consistent with past practice that includes an indemnification obligation of any North American Business Entity with a maximum potential Liability in excess of $10,000,000;

(xii) any indenture or other Contract governing or relating to Gross Indebtedness of CCE or its Subsidiaries;

(xiii) any Indemnity Agreement; and

(xiv) any Contract that requires a consent or approval from any Person as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, which Contract calls for payments to or from any North American Business Entity in excess of $10,000,000.

(b) (i) Each of the Material Contracts is, in all material respects, in full force and effect, and is valid and, with respect to CCE and its Subsidiaries, enforceable in accordance with its terms, and with respect to the other parties thereto is, to the Knowledge of CCE, enforceable in accordance with its terms, except that enforcement of any Material Contract may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Laws, now or hereafter in effect, relating to or limiting creditors’ rights generally and general equity principles; (ii) there is no pending material default under, or material breach of, any Material Contract by CCE or its Subsidiaries or Affiliates party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a material default thereunder by CCE or its Subsidiaries or Affiliates party thereto; and (iii) to the Knowledge of CCE, no party to any such Material Contract has given written notice to CCE or its Subsidiaries or Affiliates of, or made a written claim against CCE or its Subsidiaries or Affiliates with respect to, any material breach or default thereunder.

(c) To the Knowledge of CCE, no other contracting party to any Material Contract referred to in Section 4.16(a) is in material breach thereof or has breached the same in any material respect within the twelve (12)-month period prior to the date hereof.

(d) To the Knowledge of CCE, none of CCE nor any of its Subsidiaries or Affiliates has received written notice that any party to any Material Contract intends to cancel or terminate any such Material Contract or to exercise or not exercise any option or extension right thereunder whether as a result of the Transactions or otherwise.

(e) Except as set forth in Section 4.16(e) of the CCE Disclosure Letter, CCE has delivered or made available to TCCC true, correct and complete copies of each Material Contract.

4.17 Product Liability. Except as set forth in Section 4.17 of the CCE Disclosure Letter, (a) since December 31, 2009, there has been no Action pending, or, to the Knowledge of CCE, threatened against CCE, Splitco or their respective Subsidiaries or Affiliates with respect to any product liability and (b) to the Knowledge of CCE, there has not occurred any state of facts or circumstances that would give rise to any Action that would have a North American Business Material Adverse Effect, with respect to any products manufactured, sold or distributed at any time by CCE or its Subsidiaries, in either case, arising out of a product manufactured, sold or distributed by the North American Business, including any Action on account of any express or implied warranty, except for normal returns and allowances which have not had and would not have, individually or in the aggregate, a North American Business Material Adverse Effect, in each case, other than to the extent arising from products, materials or written specifications delivered (in the case of written specifications, delivered by an employee with a title no less senior than General Manager) to the North American Business by TCCC or its Affiliates in its capacity as a supplier of the North American Business.

4.18 Major Suppliers and Customers other than TCCC.

(a) Section 4.18(a)(i) of the CCE Disclosure Letter lists the top twenty (20) suppliers to, and top twenty (20) customers of, the North American Business other than TCCC as of the date of this Agreement, determined based on the dollar amount of goods and services such suppliers provided during the twelve (12) months ended December 31, 2009 (based on amounts paid by CCE, its Subsidiaries and Affiliates) and that such customers have purchased during such period (based on revenue recognized during such period under GAAP accounting), under their Contracts with CCE, its Subsidiaries and Affiliates.

(b) Except as set forth in Section 4.18(b) of the CCE Disclosure Letter, as of the date of this Agreement, none of the customers or suppliers identified pursuant to Section 4.18(a) has canceled, materially and adversely modified, or otherwise terminated its relationship with CCE, its Subsidiaries or Affiliates, or materially decreased its services, supplies or materials to CCE, its Subsidiaries or Affiliates, nor to the Knowledge of CCE, has any such customer or supplier communicated in writing any intention to do any of the foregoing.

4.19 Compliance with Laws; Permits. CCE and each of its Subsidiaries and Affiliates are, and, have been since December 31, 2007, in compliance with all applicable Federal, state, local or foreign laws, statutes, codes, treaties, ordinances, orders, rules, regulations, injunctions, rulings, decrees and orders of all Governmental Entities (collectively, “Laws”), including The Foreign Corrupt Practices Act of 1977 or any similar Law, except as have not had or would not have a North American Business Material Adverse Effect and except Tax Laws (which are addressed in Section 4.15). CCE and its Subsidiaries and Affiliates possess all permits, certificates, licenses, approvals, governmental franchises and other authorizations required under applicable Laws (collectively, “Permits”) that are necessary to the operation of the North American Business as operated on the date hereof or the ownership of the North American Business Assets, and all such Permits are validly held and in full force and effect, except as have not had or would not have a North American Business Material Adverse Effect. CCE and its Subsidiaries and Affiliates are, and since December 31, 2007 have been, in compliance with the terms and conditions of the Permits, except as have not had or would not have a North American Business Material Adverse Effect. As of the Effective Time, CCE or one of the North American Business Subsidiaries will possess all Permits and such Permits will be in full force and effect, except as have not had or would not have a North American Business Material Adverse Effect.

4.20 Labor Matters. Except as set forth on Section 4.20 of the CCE Disclosure Letter and except as has not had or would not have a North American Business Material Adverse Effect, with respect to the CCE North American Business Employees:

(a) CCE, its Subsidiaries and Affiliates are neither party to, nor bound by, any collective bargaining Contract or work rules or practices with any labor union, labor organization or works council; there are no collective bargaining Contracts or work rules or practices that pertain to any of the employees of CCE, its Subsidiaries or Affiliates; and no employees of CCE, its Subsidiaries or Affiliates are represented by any labor union, labor organization or works council with respect to their employment with CCE, its Subsidiaries or Affiliates.

(b) No labor union, labor organization, works council, or group of employees of CCE, its Subsidiaries or Affiliates has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of CCE, there is no labor union organizing activities with respect to any employees of CCE, its Subsidiaries or Affiliates.

(c) From December 31, 2008, there has been no actual or, to the Knowledge of CCE, threatened labor disputes, strikes, lockouts, slowdowns or work stoppages against or affecting CCE, its Subsidiaries or Affiliates.

(d) CCE, its Subsidiaries and Affiliates and their respective employees, agents or representatives have not, to the Knowledge of CCE, committed any material unfair labor practice as defined in the National Labor Relations Act or similar foreign, state or local law.

(e) CCE, its Subsidiaries and Affiliates, as applicable, are not required to provide notice to or obtain the consent of any labor union, labor organization, works council or group of employees of the Company and its Subsidiaries in connection with the execution of this Agreement, except for any notices required to be provided under collective bargaining Contracts the failure of which to be provided would not, individually or in the aggregate, be material to the North American Business.

(f) CCE, its Subsidiaries and Affiliates: (i) have taken reasonable steps to properly classify and treat all of its workers as independent contractors or employees, (ii) have taken reasonable steps to properly classify and treat all of its employees as “exempt” or “non-exempt” from overtime requirements under applicable Law, and (iii) are not delinquent in any payments to, or on behalf of, any current or former independent contractors or employees for any services or amounts required to be reimbursed or otherwise paid.

(g) CCE, its Subsidiaries and Affiliates are and have been in compliance with all notice and other requirements under the Workers’ Adjustment and Retraining Notification Act and any similar foreign, state or local law relating to plant closings and layoffs (the “WARN Act”).

(h) To the Knowledge of CCE, no officer or director of CCE or its Subsidiaries is in violation of any term of any employment agreement, non-disclosure agreement, statutory non-disclosure obligation, noncompetition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by CCE or its Subsidiaries or (ii) the use of trade secrets or proprietary information.

(i) The execution of this Agreement and the consummation of the Transactions will not result in any breach or other violation of any collective bargaining Contract, employment agreement, consulting agreement or any other labor-related agreement to which CCE, its Subsidiaries or Affiliates is a party.

4.21 Environmental.

(a) Except as has not or would not have a North American Business Material Adverse Effect, since December 31, 2006, CCE and its Subsidiaries and Affiliates have at all times been, and are, in compliance with respect to the North American Business and the North American Business Assets, with all applicable Environmental Laws, including, but not limited to, possessing and complying with all Permits required for their operations under applicable

Environmental Laws; and have not received any written communication, whether from a Governmental Entity or other Person, alleging that CCE or its Subsidiaries or Affiliates is not in such compliance, and there are no past or present actions, conditions, activities, circumstances or occurrences that would prevent such compliance in the future. Within forty-five (45) days of the date hereof, CCE will deliver to TCCC a complete list of all material Permits held by CCE and its Subsidiaries and Affiliates with respect to the North American Business or the North American Business Assets pursuant to applicable Environmental Laws as of the date of delivery.

(b) No transfers of permits or other governmental authorizations under Environmental Laws from any of the Other CCE Businesses will be required to permit the conduct of the North American Business in material compliance with all applicable Environmental Laws as of the Effective Time, as conducted by the North American Business immediately prior to the Effective Time.

(c) Except as would not result in a North American Business Material Adverse Effect, there is no Environmental Claim pending or, to the Knowledge of CCE threatened, against CCE, any North American Business Subsidiary or, to the Knowledge of CCE, any North American Joint Venture or, to the Knowledge of CCE, against any Person whose liability for any Environmental Claim, CCE, any North American Business Subsidiary or, to the Knowledge of CCE, any North American Joint Venture, has retained or assumed either contractually or by operation of law, in each case relating to the North American Business or the North American Business Assets.

(d) There are no past or present actions, conditions, activities, circumstances or occurrences, including the Release, threatened Release or presence of any Hazardous Material which could reasonably be expected to form the basis of any material Environmental Claim relating to the North American Business or the North American Business Assets against CCE and its Subsidiaries and Affiliates, or to the Knowledge of CCE, against any Person whose liability for any Environmental Claim, CCE and its Subsidiaries and Affiliates has retained or assumed either contractually or by operation of law, except in each case as would not result in a North American Business Material Adverse Effect.

(e) None of CCE or its Subsidiaries and Affiliates is a party or subject to any administrative or judicial order or decree relating to the North American Business or the North American Business Assets pursuant to the Environmental Laws, except in each case as would not result in a North American Business Material Adverse Effect.

(f) CCE and its Subsidiaries and Affiliates have not, and to the Knowledge of CCE, no other Person has, stored, deposited, discharged, buried, dumped or disposed of Hazardous Materials, on or beneath any Real Property currently or to the Knowledge of CCE, formerly owned, operated or leased by CCE, except for inventories of such substances to be used, and wastes generated therefrom, in the ordinary course of the North American Business, except in each case as would not result in a North American Business Material Adverse Effect. With respect to any offsite disposal location used by CCE to dispose of any Hazardous Materials, to the Knowledge of CCE, there have been no Releases of Hazardous Materials on or underneath any of such location that would result in a North American Business Material Adverse Effect.

(g) CCE and its Subsidiaries and Affiliates have delivered or otherwise made available for inspection to TCCC true, complete and correct copies of any material non-privileged reports, studies, analyses, tests or monitoring possessed by CCE and its Subsidiaries and Affiliates pertaining to potential liability under any Environmental Law relating to Hazardous Materials in, on, beneath or adjacent to any Real Property currently or formerly owned, operated or leased by CCE and its Subsidiaries and Affiliates, or regarding the compliance by CCE and its Subsidiaries and Affiliates with applicable Environmental Laws, in each case relating to the North American Business or the North American Business Assets.

(h) Notwithstanding any provision of this Agreement to the contrary, the representations and warranties set forth in this Section 4.21 are the sole and exclusive representations relating to Environmental Laws and environmental matters in this Agreement.

4.22 Intercompany Agreements. Section 4.22 of the CCE Disclosure Letter sets forth a true, correct and complete list as of the date hereof of all Intercompany Agreements that are in effect as of the date hereof.

4.23 Related Party Transactions.

(a) Except for those Contracts set forth in Section 4.23(a) of the CCE Disclosure Letter, neither CCE nor its Subsidiaries or Affiliates is a party to any written agreement with any current or former director or officer of CCE, its Subsidiaries or Affiliates relating to the North American Business.

(b) Section 4.23(b) of the CCE Disclosure Letter sets forth a true, correct, and complete list of (i) any and all outstanding loans or other extensions of credit made or guaranteed by CCE, its Subsidiaries or Affiliates to or for the benefit of any current or former director, officer, stockholder or employee of CCE, its Subsidiaries or Affiliates (other than advances of business expenses in the ordinary course of business consistent with past practice), and (ii) any and all outstanding loans, guarantees, or other extensions of credit of any amount made to or for the benefit of CCE, its Subsidiaries or Affiliates, by any current or former director, officer, stockholder or employee of CCE, its Subsidiaries or Affiliates, in each case, relating to the North American Business.

4.24 Insurance. Section 4.24 of the CCE Disclosure Letter sets forth a true, correct and complete list as of the date hereof of all Policies that relate to the North American Business. Each such Policy is in full force and effect on the date hereof and each such policy will be in full force and effect as of the Effective Time, in each case, in accordance with the terms of the Policies, or a substituted policy shall have been obtained therefor. To the Knowledge of CCE, none of CCE, its Subsidiaries nor its Affiliates is in material default with respect to its obligations under any of the Policies. None of CCE, its Subsidiaries or Affiliates has received a written notice of cancellation or non-renewal of any Policy or binder.

4.25 Guarantees. Section 4.25(a) of the CCE Disclosure Letter sets forth, as of the date of this Agreement, all Guarantees issued by CCE or a North American Business Subsidiary on behalf of Splitco, any Other CCE Businesses Entity or the Other CCE Businesses. Section 4.25(b) of the CCE Disclosure Letter sets forth, as of the date of this Agreement, all Guarantees issued by CCE or its Subsidiaries on behalf of any North American Business Entity or the North American Business.

4.26 Takeover Statutes; Other Restrictions.

(a) No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (other than Section 203 of the DGCL) or any similar anti-takeover provision in CCE’s certificate of incorporation or by-laws (each, a “Takeover Statute”) is applicable to CCE, any shares of CCE Common Stock, the Merger or the other transactions contemplated by this Agreement.

(b) CCE and the CCE Board have taken all action so that neither TCCC, Merger Sub nor any of their Affiliates will be an “interested stockholder” or subject to restrictions or delays in entering into or consummating a “business combination” with CCE (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement or the consummation of the transactions in the manner contemplated hereby.

4.27 Solvency. As of the Effective Time, each of the North American Business Entities, on the one hand, and Splitco and the Other CCE Businesses Entities, on the other hand, shall be Solvent.

4.28 Disclosure Documents.

(a) The Form S-4 and any amendments or supplements thereto, when filed, will comply as to form in all material respects with the requirements of the Securities Act. At the time the Form S-4 or any amendment or supplement thereto becomes effective, the registration statement, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

(b) The Proxy Statement/Prospectus and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act. The Proxy Statement/Prospectus, or any amendment or supplement thereto, shall not, on the date the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to the stockholders of CCE and at the time of the Required CCE Vote, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) None of the information supplied or to be supplied by CCE or Splitco for inclusion or incorporation by reference in the Schedule 13E-3 will, at the time the Schedule 13E-3 or any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) Notwithstanding the foregoing provisions of this Section 4.28, no representation or warranty is made by CCE or Splitco with respect to statements made or omitted to be made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus based on information supplied or failed to be supplied by or on behalf of TCCC for inclusion or incorporation by reference therein.

4.29 Brokers. Except for Credit Suisse Securities (USA) LLC, Lazard Frères & Co. LLC and Greenhill & Co., LLC, no broker, finder or financial advisor or other Person is entitled to any brokerage fees, commissions, finders’ fees or financial advisory fees in connection with the Transactions by reason of any action taken by CCE, its Subsidiaries or Affiliates (including the CCE Board).

4.30 Limitation of Representations and Warranties. None of CCE, Splitco, or any other Subsidiary of CCE, or any other Person on behalf of CCE is making (i) any express or implied representation or warranty in connection with the transactions contemplated by this Agreement except for the representations and warranties contained in this Article IV and in any of the Ancillary Agreements and(ii) any representation or warranty regarding any action taken or inaction by CCE or any of its Subsidiaries to the extent specifically required pursuant to written specifications relating to the manufacture, display or storage of products by the North American Business, delivered to the North American Business by an employee (with a title no less senior than General Manager) of TCCC or its applicable Subsidiaries in their capacity as supplier of the North American Business.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF TCCC

Except as set forth in the TCCC Disclosure Letter (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such TCCC Disclosure Letter relates; provided, that any information set forth in one section of the TCCC Disclosure Letter shall be deemed to apply to each other Section or subsection thereof or hereof as appropriate to which its relevance is readily apparent on its face), TCCC hereby represents and warrants to CCE and Splitco as of the date hereof and as of the Effective Time (except to the extent any such representation or warranty is made as of an earlier date, in which case, as of such earlier date), as follows:

5.1 Organization; Authority. TCCC is a corporation duly organized, validly existing and in good standing, and Merger Sub is a limited liability company duly formed, validly existing and in good standing, in each case, under the Laws of the State of Delaware. Each of TCCC and Merger Sub has all requisite corporate or limited liability company power and corporate or limited liability company authority, as applicable, to enter into this Agreement and each of the Ancillary Agreements to which it is a party, to perform its respective obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by each of TCCC and Merger Sub of this Agreement and each Ancillary Agreement to which they are respectively a party, and the consummation of the Transactions, have been duly authorized by all necessary action, corporate or otherwise, on the part of TCCC and Merger Sub including the approval of TCCC’s Board of Directors by a unanimous vote of those present. This Agreement has been (and each Ancillary Agreement to which TCCC is a party upon execution and delivery will be) duly executed and delivered by TCCC and Merger Sub and constitutes (and each

Ancillary Agreement to which TCCC is a party, upon execution and delivery, will constitute), assuming the due authorization, execution and delivery by each of the other parties hereto and thereto, the legal, valid and binding obligation of each of TCCC and Merger Sub enforceable against each of TCCC and Merger Sub in accordance with its and their respective terms, except that such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Laws, now or hereafter in effect, relating to or affecting creditors’ rights generally and to general equity principles.

5.2 No Violation; Consents and Approvals.

(a) The execution, delivery and performance by each of TCCC and Merger Sub of this Agreement and the Ancillary Agreements to the extent party hereto or thereto and the consummation of the Transactions do not (i) assuming all authorizations, consents, filings and approvals described in Sections 5.1 and 5.2(b) have been obtained or made, violate any applicable Law to which TCCC or Merger Sub is subject, (ii) (A) require a consent, notice or approval under, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of, or (B) create in any party the right to accelerate, terminate or cancel any Contract to which any of TCCC or Merger Sub is a party or (iii) violate the certificate of incorporation, by-laws, certificate of formation, limited liability company agreement or other organizational documents, as applicable, of TCCC or Merger Sub, except with respect to the foregoing clauses (i) and (ii) as would not reasonably be expected to prevent TCCC or Merger Sub from consummating the Transactions.

(b) Except (i) as required under the HSR Act or any other Competition Law, (ii) for filings with the NYSE and compliance with the Securities Act, Exchange Act or any other applicable state or federal securities law and (iii) for the filing of the Certificate of Merger as contemplated by Section 2.3, and (iv) as set forth on Section 5.2(b) of the TCCC Disclosure Letter, no consent or approval is required to be obtained by TCCC or Merger Sub from, no notice is required to be given by TCCC or Merger Sub to, and no filing is required to be made by TCCC or Merger Sub with, any Governmental Entity in connection with the execution, delivery and performance by TCCC and Merger Sub of this Agreement and the Ancillary Agreements to the extent party hereto or thereto, other than in all cases where failure to obtain such consent or to give or make such notice or filing would not reasonably be expected to prevent TCCC or Merger Sub from consummating the Transactions.

5.3 Ownership of CCE Common Stock. As of the date of this Agreement, TCCC and its Subsidiaries own 168,956,718 shares of CCE Common Stock and these shares are all of the CCE Common Stock owned by TCCC and its Subsidiaries. TCCC or one of its Subsidiaries has good and valid title to the shares of CCE Common Stock owned by TCCC and its Subsidiaries free and clear of all Liens. Other than this Agreement, such shares of CCE Common Stock are not subject to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding, including any such agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or disposition of such shares of CCE Common Stock.

5.4 Litigation. There is no Action pending or, to the Knowledge of TCCC, threatened against TCCC or any of its Subsidiaries, by or before any Governmental Entity, or by or on behalf of any third party, that, if adversely determined, would reasonably be expected to prevent or materially impair or delay the ability of TCCC or Merger Sub to consummate the Transactions. There are no judgments, decrees or orders of any Governmental Entity outstanding against or binding on TCCC or its assets, which would reasonably be expected to prevent TCCC or Merger Sub from consummating the Transactions.

5.5 Information Supplied.

(a) None of the information supplied or to be supplied by TCCC for inclusion or incorporation by reference in the Form S-4 will, at the time it becomes effective under the Securities Act (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) None of the information supplied or to be supplied by TCCC for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, on the date it (or any amendment or supplement thereto is filed with the SEC) is first mailed to CCE stockholders and at the time of the CCE Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) None of the information supplied or to be supplied by TCCC for inclusion or incorporation by reference in the Schedule 13E-3 will, at the time the Schedule 13E-3 or any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.6 Capitalization of Merger Sub. All of the issued and outstanding limited liability company interests of Merger Sub are, and at the Effective Time will be, owned by TCCC or a direct or indirect wholly owned Subsidiary of TCCC. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no Assets or Liabilities of any nature other than the shares of CCE Common Stock beneficially owned by TCCC, and those Assets or Liabilities incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

5.7 Brokers. Except for Allen & Company LLC and Goldman, Sachs & Co., no broker, finder or financial advisor or other Person is entitled to any brokerage fees, commissions, finders’ fees or financial advisory fees in connection with the Transactions by reason of any action taken by TCCC, its Subsidiaries or Affiliates.

5.8 Solvency. Assuming the accuracy of the representations and warranties in Section 4.27, immediately following the Effective Time, each of the North American Business Entities shall be Solvent.

5.9 TCCC Knowledge. As of the date hereof, to the Knowledge of TCCC obtained during the course of due diligence in respect of the Transactions, there are no facts or circumstances that would serve as a basis for TCCC or its Subsidiaries to assert that CCE or Splitco breached any of the representations and warranties of CCE or Splitco contained in this Agreement or any Ancillary Agreement. TCCC shall be deemed to have waived in full any breach of CCE’s or Splitco’s representations and warranties of which TCCC has such Knowledge as of the date hereof and shall have no rights or remedies with respect thereto.

5.10 Actions Regarding Tax Treatment. Neither TCCC, nor any of its Subsidiaries or Affiliates, nor, to the Knowledge of TCCC, any holder of TCCC Common Stock, has taken any action or has failed to take any action which action or failure to take such action would cause the distribution of Enterprises KOC Acquisition Company to BHI not to qualify under Section 355 of the Code, the merger of BHI with and into CCE (or with and into a limited liability company wholly owned by, and treated for United States federal income Tax purposes as an entity disregarded from, CCE) not to qualify under Section 332 of the Code, the transfers to Splitco not to qualify under Section 368(a)(1)(D) of the Code, or the conversion of shares of CCE Common Stock at Closing not to qualify under Sections 355 and 361 of the Code (except as provided in Section 356(b) of the Code).

5.11 Limitation of Representations and Warranties. Except for the representations and warranties contained in this Article V and in any of the Ancillary Agreements, none of TCCC, any other Subsidiary of TCCC, or any other Person on behalf of TCCC is making any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE VI

COVENANTS OF THE PARTIES

6.1 Conduct of the North American Business. CCE covenants and agrees that, from and after the date hereof until the Effective Time without the prior written consent of TCCC (which consent shall not be unreasonably withheld, conditioned or delayed), except as (A) expressly contemplated by (x) the terms of this Agreement or (y) Schedule A, or (B) set forth in Section 6.1 of the CCE Disclosure Letter, CCE shall, and shall cause its Affiliates to, (i) operate the North American Business only in the ordinary course of business consistent with past practice, (ii) use commercially reasonable efforts to preserve intact the material operations and facilities of the North American Business and the material relationships with their customers, suppliers, licensors, licensees, employees and contractors, (iii) perform and comply, in all material respects, with all agreements relating to the North American Business to which CCE or any of its Subsidiaries is a party, (iv) continue to participate in U.S. bottling system programs, initiatives and governing bodies, consistent with past practice and existing CCE contractual rights, including for example, the ARTM (Alternative Route to Market) Agreement and CLC (Customer Leadership Council) and (v) administer its insurance claims in the ordinary course of business consistent with past practice Without limiting the generality of the foregoing, except as (i) expressly contemplated by (x) the terms of this Agreement or (y) Schedule A, or (ii) set forth in Section 6.1 of the CCE Disclosure Letter, during the period from the date of this Agreement to the Effective Time, without the prior written consent of TCCC (which consent shall not be unreasonably withheld or delayed), CCE shall not, and shall cause its Subsidiaries and (to the extent CCE and its Subsidiaries can do so pursuant to existing agreements with Affiliates) Affiliates not to, directly or indirectly, take, authorize or enter into any agreement or commitment to take any of the following actions with respect to the North American Business Entities or the North American Business:

(a) adopt, propose, approve or make any change in or amendment to, or waiver under, their respective organizational documents;

(b) split, combine, redeem or reclassify, purchase or otherwise acquire (except pursuant to an exercise of outstanding options and equity compensation grants) any of their capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of their capital stock or other equity interests;

(c) issue, sell, deliver, pledge or otherwise encumber any shares of their capital stock or any securities convertible into, or exchangeable for, any shares of their capital stock, or grant or enter into any options, warrants, rights, agreements or commitments with respect to the issuance of such capital stock, or amend any terms of any such securities or agreements, except for issuances (i) upon the exercise or settlement of option or equity compensation awards granted under a CCE shareholder-approved equity compensation plan outstanding as of the date hereof, or (ii) expressly permitted pursuant to the Employee Matters Agreement;

(d) issue or sell any new debt securities, enter into any new credit facility (other than roll-overs under existing facilities on substantially the same terms) or otherwise incur (including by Guarantee of) any Indebtedness (or materially modify the terms thereof) to the extent that any such debt securities, credit facility or Indebtedness would constitute a Liability of a North American Business Entity, except for (i) borrowings in the ordinary course of business under the facilities set forth on Section 6.1(d) of the CCE Disclosure Letter (and subject to the limitations specified therein) and (ii) Indebtedness (other than of the type described in clause (i), (ii) or (viii) of the definition of “Indebtedness”) incurred in the ordinary course consistent with past practice.

(e) impose, or permit to be imposed, any Lien upon any of their assets, tangible or intangible other than Permitted Liens or Liens under existing credit facilities;

(f) undertake any of the actions set forth in Section 5.1 of the Employee Matters Agreement;

(g) sell, lease, license, transfer, abandon, permit to lapse or otherwise dispose of any Owned Real Property, Leased Real Property or other properties or assets, real, personal or mixed (including Intellectual Property Rights), other than Excluded Current Assets or sales of inventory or other Assets in the ordinary course of business consistent with past practice;

(h) enter into any binding or non-binding commitment in respect of, or take any other action in furtherance of, any actual or proposed direct or indirect merger, consolidation, stock purchase, tender offer, exchange offer, sale or other disposition, recapitalization, restructuring or spin-off or any similar transaction of or involving CCE, its Subsidiaries or Affiliates or any of the securities (or options, rights or warrants to purchase, or securities convertible into, such securities) of CCE, its Subsidiaries or Affiliates, or any transaction that is similar in form, substance or purpose to any of the foregoing transactions;

(i) acquire, directly or indirectly, whether by purchase, merger, consolidation or acquisition of stock or assets or otherwise, any assets, securities, properties, interests, or businesses or make any investment (whether by purchase of stock or securities, contributions to capital, loans to, or property transfers), in each case, other than (i) in the ordinary course of business consistent with past practice (it being understood and agreed that the acquisition of all or substantially all of the assets of any Person is not in the ordinary course of business consistent with past practice), or (ii) if not in the ordinary course of business consistent with past practice, with a value or purchase price (including the value of assumed Liabilities) not in excess of $10 million in any transaction or related series of transactions or $25 million in the aggregate, or as required by the terms of Contracts as in effect as of the date of this Agreement that are listed in Section 6.1(i) of the CCE Disclosure Letter;

(j) except in the ordinary course of business consistent with past practice, enter into, amend or modify in any material respect or terminate any Material Contract or material Real Property Lease;

(k) declare, set aside or pay any dividend or other distribution payable in stock or property (other than cash) with respect to its capital stock or other equity interests therein;

(l) enter into, terminate or consent to the termination of any joint venture, jointly owned partnership or other similar joint ownership agreements other than such agreements entered into in the ordinary course of business consistent with past practice;

(m) other than in the ordinary course of business consistent with past practice, make or incur, or become committed to, any capital expenditure;

(n) except as provided in Section 6.10, cancel, forgive, settle or compromise, waive, or release any right or claim (or series of related rights and claims) or any Action or Indebtedness, other than any such cancellation, forgiveness, settlement, compromise or release in the ordinary course of business consistent with past practice, which does not require CCE or any North American Business Subsidiary to pay in excess of $10 million and does not impose on CCE or any North American Business Subsidiary any material ongoing obligation that extend past the Effective Time;

(o) except as specifically provided in this Agreement or the Tax Sharing Agreement, (i) make, change or rescind any material Tax election, (ii) make, change or rescind any material method of accounting, (iii) consent to any extension or waiver of any limitation period with respect to any material Taxes, (iv) make a request for a Tax ruling (other than the Private Letter Ruling) or enter into a closing agreement, or settle or compromise any material audit, assessment, Tax claim or other controversy relating to Taxes, (v) file any material amended Tax Return or (vi) surrender any right to claim a refund or offset of any Taxes;

(p) adopt any plan of liquidation, dissolution, merger consolidation, restructuring, recapitalization or other reorganization of any North American Business Subsidiary or consent to any such action in respect of any North American Joint Venture;

(q) make any loans or advances of money other than (i) advances to CCE or one of the North American Business Subsidiaries in accordance with its cash management practices, consistent with past practice or (ii) loans or advances to customers of the North American Business in the ordinary course of business consistent with past practice or (iii) in connection with actions permitted by Section 6.1(i);

(r) transfer or grant to, or acquire from, any Person any rights with respect to any Intellectual Property Rights or dispose of or permit to lapse any rights in or to any Intellectual Property Rights or dispose of or disclose to any Person any trade secret, in each case except in the ordinary course of business consistent with past practice;

(s) agree or permit any material North American Business Policy or other material insurance arrangement naming it as (or to which the North American Business is) a beneficiary or loss-payable payee to be cancelled, extinguished or terminated without replacement or otherwise agree or permit any amendment or modification thereto which would materially adversely affect the North American Business’ rights with respect thereto existing on the date of this Agreement;

(t) dispose of or permit to lapse any environmental Permits material to the North American Business other than in the ordinary course of business consistent with past practice;

(u) make any charitable contribution or engage in lobbying efforts other than in the ordinary course of business consistent with past practice; or

(v) authorize or enter into a Contract or transaction, or otherwise make an agreement or commitment that would be in contravention of any of the foregoing or the terms of this Agreement.

TCCC and CCE agree that they will continue to hold regular meetings of their senior executives to review the North American Business at which they will establish and/or modify targets, metrics and expectations regarding the North American Business. The parties will use commercially reasonable efforts to meet these targets, metrics and expectations, as modified from time to time, and unless TCCC or CCE intentionally deviates from such targets, metrics or expectations, as modified from time to time, in a material respect without the consent of the other party, it will not constitute a breach of Section 6.1 or 6.2. The agreement between TCCC and CCE set forth in this paragraph shall have no impact on the Employee Matters Agreement, unless otherwise specifically provided therein.

6.2 Conduct of TCCC Business. TCCC covenants and agrees that, from and after the date hereof until the Effective Time, without the prior written consent of CCE (which consent shall not be unreasonably withheld, conditioned or delayed) and except as (i) expressly contemplated by (x) the terms of this Agreement or (y) Schedule A, TCCC shall, and shall cause its Affiliates to, (i) operate its business as it relates to CCE and its Subsidiaries only in the ordinary course of business consistent with past practice in all material respects and (ii) perform and comply, in all material respects, with all agreements to which TCCC or any of its Subsidiaries, on the one hand, and any of CCE or any of its Subsidiaries, or any customers, suppliers, licensors and contractors of TCCC or its Subsidiaries, on the other hand, is a party.

6.3 Transfer and Voting of CCE Common Stock.

(a) From the date hereof until the Closing, TCCC and its Subsidiaries shall not sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, any of the shares of CCE Common Stock owned by them, except to any wholly owned Subsidiary of TCCC.

(b) TCCC shall vote or cause to be voted all shares of CCE Common Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the CCE Stockholders Meeting.

6.4 Preparation of SEC Filings; CCE Stockholders Meeting.

(a) Each of CCE, Splitco and TCCC (with respect to clause (iii)), shall, as promptly as reasonably practicable following the date hereof, (i) prepare and file a proxy statement/prospectus relating to the matters to be submitted to the stockholders of CCE at the CCE Stockholders Meeting (such proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement/Prospectus”), (ii) prepare and file with the SEC a registration statement on Form S-4 (of which the Proxy Statement/Prospectus shall form a part) with respect to the issuance of Splitco Common Shares in the Merger (such Form S-4, and any amendments or supplements thereto, the “Form S-4”), and (iii) if applicable, file a Rule 13E-3 Transaction Statement on Schedule 13E-3 with the SEC (such Schedule 13E-3 and any amendments or supplements thereto, the “Schedule 13E-3”). TCCC and CCE shall take all actions reasonably necessary to file the Schedule 13E-3 concurrently with the filing by Splitco of the Form S-4. Notwithstanding the foregoing, the applicable parties shall cause the foregoing filings to be made no later than May 31, 2010.

(b) CCE, Splitco and TCCC, as the case may be, shall use their reasonable best efforts to cause the Proxy Statement/Prospectus, the Form S-4 and, if applicable, the Schedule 13E-3 to be cleared by the SEC and the Form S-4 to become effective under the Securities Act as soon as practicable after each such filing and to keep the registration statement effective as long as is necessary to consummate the Separation Transactions and the Merger. CCE shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to its stockholders as promptly as practicable after the Form S-4 becomes effective.

(c) Each of CCE, Splitco and TCCC shall promptly provide copies, consult with each other and prepare written responses with respect to any written comments received from the SEC with respect to the Proxy Statement/Prospectus, the Form S-4 and, if applicable, the Schedule 13E-3 and advise one another of any oral comments received from the SEC. Each of CCE and Splitco shall use its reasonable best efforts to ensure that the Proxy Statement/Prospectus and the Form S-4 comply in all material respects with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act, as the case may be.

TCCC and CCE shall, if applicable, use its reasonable best efforts to ensure that the Schedule 13E-3 complies in all material respects with the rules and regulations promulgated by the SEC under the Exchange Act.

(d) Each of CCE, Splitco and TCCC shall make all necessary filings with respect to the Separation Transactions, the Merger and the transactions contemplated hereby under the Securities Act and the Exchange Act and applicable state “blue sky” laws and the rules and regulations thereunder. Each of CCE, Splitco and TCCC will advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Splitco Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus, the Form S-4 or the Schedule 13E-3 or comments thereon and responses thereto or requests by the SEC for additional information. If, at any time prior to the Effective Time, any information relating to CCE, Splitco or TCCC, or any of their respective Affiliates, officers or directors should be discovered by CCE, Splitco or TCCC that should be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the Form S-4 or the Schedule 13E-3 so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party hereto that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of CCE.

(e) CCE shall take all action necessary to call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable for the purpose of obtaining the Required CCE Vote (the “CCE Stockholders Meeting”), and in any event within 45 days following the date upon which the Form S-4 becomes effective. CCE shall (i) use best efforts to solicit votes at the CCE Stockholders Meeting in accordance with applicable legal requirements; (ii) subject to Section 6.5, cause the CCE Recommendation (including the recommendation of the Affiliated Transaction Committee) to be included in the Proxy Statement/Prospectus; (iii) subject to Section 6.5, not withdraw, modify or qualify the CCE Recommendation in any manner adverse to TCCC or recommend an Acquisition Proposal (any of the foregoing in this clause (iii) or the failure to cause the CCE Recommendation (including the recommendation of the Affiliated Transaction Committee) to be included in the Proxy Statement/Prospectus, or any publicly disclosed recommendation to the CCE Board or any other Person by the Affiliated Transaction Committee of any of the foregoing, a “Change in CCE Recommendation”) and (iv) otherwise comply with all legal requirements applicable to such meeting.

(f) TCCC shall provide to CCE in connection with the Form S-4, information regarding TCCC’s executive officers’ and directors’ ownership of CCE Common Stock as of a recent date.

6.5 No Solicitation; Other Offers.

(a) Except as expressly permitted under Section 6.5(b), neither CCE nor any of its Subsidiaries shall, nor shall the Representatives of CCE or any of its Subsidiaries, directly or indirectly, (i) solicit, initiate, knowingly encourage or otherwise facilitate the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to CCE or any of its Subsidiaries or afford access to the business, properties or Records of CCE or any of its Subsidiaries to, otherwise cooperate in any way with, or assist, participate in, facilitate or encourage any effort by any Person that is seeking to make, or has made, an Acquisition Proposal, (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of CCE or any of its Subsidiaries, (iv) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of the DGCL or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar Contract or instrument relating to an Acquisition Proposal. It is agreed that any violation of the restrictions on CCE set forth in this Section 6.5(a) by any of its Subsidiaries or any Representative of CCE or any of its Subsidiaries shall constitute a breach hereof by CCE.

(b) Notwithstanding Sections 6.4(e) or 6.5(a), at any time prior to obtaining the Required CCE Vote:

(i) CCE, directly or indirectly through advisors, agents or other intermediaries, may (A) engage or participate in negotiations or discussions with any Person and its Representatives that, subject to CCE’s compliance with Section 6.5(a) has made after the date of this Agreement an unsolicited bona fide written Acquisition Proposal that the CCE Board believes in good faith constitutes or is reasonably likely to lead to a Superior Proposal; and (B) furnish to such Person or its Representatives nonpublic information relating to CCE or any of its Subsidiaries pursuant to a customary confidentiality agreement (a copy of which shall be provided for informational purposes only to TCCC) with such Person; provided, that all such information (to the extent that such information has not been previously provided or made available to TCCC) is provided or made available to TCCC, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Person; and

(ii) subject to compliance with Section 6.5(c) and Section 6.5(d), if applicable, the CCE Board may make a Change in CCE Recommendation;

in each case referred to in the foregoing clauses (i) and (ii) only if the CCE Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

In addition, nothing contained herein shall prevent the CCE Board from (i) complying with Rule 14e-2(a) under the Exchange Act with regard to an Acquisition Proposal so long as any position taken or statement made to so comply is consistent with this Section 6.5; provided, that any such position taken or statement made that addresses or relates to the approval, recommendation or declaration of advisability by CCE’s Board with respect to this Agreement or an Acquisition Proposal shall be deemed to be a Change in CCE Recommendation unless the CCE Board expressly reaffirms the CCE Recommendation in such statement or in connection with such action or (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(c) The CCE Board shall not take any of the actions referred to in Section 6.5(b) unless CCE shall have delivered to TCCC a prior written notice advising TCCC that it intends to take such action. In addition, CCE shall notify TCCC promptly (but in no event later than forty-eight (48) hours) after receipt by CCE (or any of its Representatives) of any Acquisition Proposal, any indication by a Person that it is considering making an Acquisition Proposal or any request for information relating to CCE or any of its Subsidiaries or for access to the business, properties, assets or Records of CCE or any of its Subsidiaries by any Person that has indicated that it may be considering making, or has made, an Acquisition Proposal. CCE shall provide such notice orally and in writing and shall identify the Person making, and the material terms and conditions of, any such Acquisition Proposal, indication or request. CCE shall keep TCCC informed, on a reasonably current basis, of the status and details of any such Acquisition Proposal, indication or request (whether communicated orally or in writing), and shall promptly (but in no event later than forty-eight (48) hours after receipt) provide to TCCC copies of all correspondence and written materials sent or provided to CCE or any of its Subsidiaries that describes any terms or conditions of any Acquisition Proposal. Any material amendment to the material financial terms of any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of CCE’s compliance with this Section 6.5(c).

(d) Further, the CCE Board shall not make a Change in CCE Recommendation in response to an Acquisition Proposal, unless (i) CCE has received an Acquisition Proposal that constitutes a Superior Proposal, (ii) CCE promptly notifies TCCC, in writing at least three (3) Business Days before taking that action, of its intention to do so, and (iii) TCCC does not make, within three (3) Business Days after its receipt of that written notification, a binding offer that is at least as favorable to the stockholders of CCE as determined by the CCE Board (other than TCCC, Merger Sub and any other Affiliates of TCCC) as such Acquisition Proposal (it being understood and agreed that any amendment to the material financial terms of such Acquisition Proposal shall require a new written notification from CCE and a new three (3) Business Day period under this Section 6.5(d)).

(e) For purposes of this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement or any proposal or offer made by TCCC or any of its Affiliates, any offer, proposal or inquiry relating to any transaction to effect, or any indication of interest by any third Person in, (i) any amalgamation, merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution spin-off, split off or similar transaction involving CCE or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of CCE, or any purchase or sale of 15% or more of the consolidated assets (including stock of CCE’s Subsidiaries) of CCE and its Subsidiaries, taken as a whole or (ii) any purchase or sale of, or tender or exchange offer (including a self-tender offer) for, voting securities of CCE or any of its Subsidiaries that, if consummated, would result in any Person (or the stockholders of such Person) beneficially owning securities representing 15% or more of CCE’s total voting power (or of the surviving entity in such transaction) or the voting power of any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of CCE.

(f) For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal for at least a majority of the total number of outstanding shares of the CCE Common Stock or all or substantially all of the consolidated assets of CCE and its Subsidiaries on terms that the CCE Board determines in good faith by a majority vote, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including the expected timing and likelihood of consummation, any break-up fees, expense reimbursement provisions, conditions to consummation (including any conditions relating to financing, regulatory approvals or other events or conditions beyond the control of the party invoking the condition) and availability of any necessary financing, to provide greater value to CCE’s stockholders (in their capacity as stockholders of CCE and excepting TCCC, its Affiliates and its officers and directors) than the transactions contemplated by this Agreement (taking into account any binding offer by TCCC to amend the terms of this Agreement pursuant to Section 6.5(d) and which the CCE Board determines is reasonably likely to be consummated).

(g) CCE shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Person and its Representatives and its financing sources conducted prior to the date hereof with respect to any Acquisition Proposal.

(h) Any determination made or action taken by the CCE Board in accordance with Section 6.5(b) and Section 6.5(d) shall be made or taken only after the Affiliated Transaction Committee has approved such determination or action.

6.6 NYSE Matters.

(a) Splitco shall use its reasonable best efforts to cause the shares of Splitco Common Stock to be issued to pay the Merger Consideration to be listed on the NYSE, subject to official notice of issuance.

(b) Prior to the Effective Time, CCE and Splitco shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws (including, for the avoidance of doubt, the regulations of the NYSE) to enable the de-listing by the Surviving Entity of the CCE Common Stock from the NYSE and the deregistration of the CCE Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

6.7 Financing.

(a) Prior to the Effective Time, Splitco or one or more of its Subsidiaries shall secure and draw upon one or more borrowing facilities or consummate a financing in the aggregate amount sufficient to pay the aggregate Cash Consideration (“Financing”); provided that neither CCE nor Splitco shall be obligated to sell assets nor shall they be required to cause Splitco’s working capital to be inadequate as a result of the terms of the financing.

(b) Notwithstanding the foregoing, CCE and Splitco shall be excused from the obligation set forth in Section 6.7(a) in the event that financing is required to enable Splitco to have such cash amounts, and (i) there shall have occurred and be continuing a material adverse change or disruption in the financial, banking or capital markets generally which has rendered debt financing generally unavailable to companies similarly situated to Splitco (taking into account the consummation of the transactions contemplated by this Agreement and the Nordic SPA) and (ii) CCE and Splitco shall have used their best efforts to permit Splitco to obtain such required financing (an “Excused Financing Failure”).

(c) Notwithstanding the foregoing, (i) in the event that at any time prior to the Termination Date the conditions set forth in Section 6.7 (e) and 6.7(f) are not reasonably likely to be satisfied as of the Closing, at TCCC’s option, Splitco and/or one of its Subsidiaries, on one hand, and TCCC or one of its Affiliates, on the other hand, shall enter into a loan agreement on commercially reasonable terms to permit Splitco and/or one or more of its Subsidiaries to borrow such amount so that, immediately following the distribution of such amount to CCE and any other distribution required to be made pursuant to paragraph 7 of Schedule A, the aggregate cash available to CCE will be no less than the sum of clauses (i) through (v) of paragraph 7 of Schedule A (taking clauses (iii) and (iv) into account as a negative amount); and (b) in the event that TCCC advises Splitco in writing of its desire to exercise such option prior to the Termination Date, there shall not be deemed to be an Excused Financing Failure.

(d) CCE and TCCC shall each be permitted to extend the Closing until the 15 month anniversary of the date hereof in order to permit Splitco and CCE to obtain the Financing.

(e) In order to ensure that TCCC is not required to close the Transaction if CCE does not have cash sufficient to pay the Cash Consideration, TCCC’s obligation to close the Transaction is conditioned on CCE having at the Effective Time cash in an amount sufficient to pay the aggregate Cash Consideration.

(f) In order to ensure that CCE is not required to close the Transaction if there has occurred an Excused Financing Failure, in the event of such an Excused Financing Failure, CCE and Splitco shall have no further obligations to consummate the Transactions or to pay the Cash Consideration and no party shall have any recourse against the other.

6.8 Access to Information Prior to the Closing; Confidentiality.

(a) Subject to applicable Law, during the period from the date of this Agreement through the Effective Time, CCE shall, and shall cause its applicable Subsidiaries and Affiliates to, give TCCC and TCCC’s Representatives reasonable access during regular business hours to all offices, personnel, properties, facilities and Records of CCE, and its Subsidiaries and Affiliates as relates to the North American Business or North American Business Entities (with respect to the North American Joint Ventures, to the extent provided in existing contracts) and as they may reasonably request, and shall furnish or cause to be furnished to TCCC such financial and operating data and other information as exists with respect to the offices, personnel, properties, facilities and Records of the North American Business as TCCC may from time to time reasonably request; provided, however, that TCCC and TCCC’s Representatives shall take such action in such a way as to avoid unreasonably disrupting the normal business of CCE and its Subsidiaries and Affiliates. The parties shall cooperate to adopt such protocols as are reasonably necessary to comply with applicable Law in order to provide for the protection of any competitively sensitive information that may be shared by the parties pursuant to this Agreement.

(b) Each of TCCC and Merger Sub shall hold and shall cause TCCC’s Representatives to hold any information which it or they receive in connection with the activities and Transactions in strict confidence in accordance with and subject to the terms of the confidentiality agreement, dated as of November 13, 2008, between CCE and TCCC (the “Confidentiality Agreement”), which shall survive the execution and delivery of this Agreement and any termination of this Agreement pursuant to Article VIII hereof; provided, that this Section 6.8(b) shall terminate and have no further force or effect following the Closing.

(c) From and after the date of this Agreement, subject to Section 6.13, CCE and Splitco shall hold, and shall cause their respective Subsidiaries, Affiliates and Representatives to hold, any information relating to the North American Business Entities and the North American Business (the “North American Business Confidential Information”) and the Transactions (the “Transaction Information”) in strict confidence in accordance with the Confidentiality Agreement (in the case of Splitco, as if were a party thereto) and not disclose, use or release any such North American Business Confidential Information or Transaction Information without the prior written consent of TCCC; provided, that (i) the North American Business Confidential Information shall not include any information that is disclosed by CCE, Splitco or their respective Representatives prior to the Closing in connection with the operation of the North American Business in the ordinary course of business consistent with past practice or (ii) the North American Business Confidential Information and Transaction Information shall not include any information that is or becomes generally available to the public other than as a result of a disclosure by CCE, Splitco or their respective Representatives in violation of this Agreement; provided, further, that the provisions of this Section 6.8(c) will not prohibit any retention of copies of Records required by any applicable Law or the disclosure of any information as required by Law or legal process. This Section 6.8(c) shall terminate and have no further force or effect following the termination of this Agreement.

(d) From and after the date of this Agreement, subject to Section 6.13, CCE and TCCC shall hold, and shall cause their respective Subsidiaries, Affiliates and Representatives to hold, any information relating to the Other CCE Businesses Entities and the Other CCE Businesses (the “Other CCE Businesses Confidential Information”) and Transaction Information in strict confidence in accordance with the Confidentiality Agreement and not disclose, use or release any such Other CCE Businesses Confidential Information or Transaction Information without the prior written consent of Splitco; provided, that (i) the Other CCE Businesses Confidential Information shall not include any information that is disclosed by CCE, Splitco or their respective Representatives prior to the Closing in connection with the operation of the Other CCE Businesses in the ordinary course of business consistent with past practice or (ii) the Other CCE Businesses Confidential Information and Transaction Information shall not include any information that is or becomes generally available to the public other than as a result of a disclosure by CCE, Splitco or their respective Representatives in violation of this Agreement; provided, further, that the provisions of this Section 6.8(d) will not prohibit any retention of copies of Records required by any applicable Law or the disclosure of any information as required by Law or legal process. This Section 6.8(d) shall terminate and have no further force or effect following the termination of this Agreement.

(e) The parties agree that they shall each be responsible for any breach or violation of the provisions of this Section 6.8 by any of their respective Subsidiaries, Affiliates or Representatives.

6.9 Records.

(a) At the Effective Time or as soon as practicable thereafter, CCE or Splitco (to the extent delivery occurs after the Effective Time) shall deliver or cause to be delivered (including by delivery of the premises in which such Records are located) to TCCC, to the extent reasonably practicable, all original agreements, documents, books, minute books, corporate charters and by-laws or comparable governing documents, records and files (including in electronic form) (collectively, “Records”), if any, in the possession of any of the Other CCE Businesses Entities relating to the North American Business and the North American Business Entities to the extent not then in the possession of the North American Business Entities, provided, that TCCC recognizes that certain Records may contain incidental information relating to CCE or the North American Business Subsidiaries or may relate primarily to Subsidiaries or divisions of CCE other than the North American Business, and that such Records in the possession of the Other CCE Businesses Entities may be retained by the Other CCE Businesses Entities, who shall, to the extent requested to do so, instead of delivering these records may provide copies of the relevant portions thereof to TCCC.

(b) For a period of seven (7) years following the Closing, upon reasonable notice, TCCC shall afford, and shall cause CCE to afford, to Splitco and its Representatives reasonable access during normal business hours to, and examine and make copies of, all books, records and personnel of the North American Business (i) which relate to transactions or events occurring prior to the Closing (“Pre-Closing Transactions”) or transactions or events occurring subsequent to the Closing which are related to or arise out of Pre-Closing Transactions, to the extent such Pre-Closing Transactions relate to Liabilities retained by Splitco pursuant to this Agreement or as necessary to comply with applicable Law or legal process or financial reporting obligations or defend against any claims or allegations made against Splitco or any of its Subsidiaries or Affiliates or Representatives or (ii) as reasonably required in connection with Splitco’s performance of its obligations under the Ancillary Agreements. Splitco will, and will cause its Representatives to, hold in confidence, all confidential or proprietary information to which it is given access to pursuant to this Section 6.9 subject to any disclosure required by Law or legal process.

(c) For a period of seven (7) years following the Closing, upon reasonable notice, Splitco shall afford to TCCC and its Representatives reasonable access during normal business hours to, and examine and make copies of, all books, records and personnel of Splitco (i) which relate to Pre-Closing Transactions or transactions or events occurring subsequent to the Closing which are related to or arise out of Pre-Closing Transactions, to the extent such Pre-Closing Transactions relate to Liabilities of CCE or any of the North American Business Subsidiaries or as necessary to comply with applicable Law or legal process or financial reporting obligations or defend against any claims or allegations made against TCCC or any of its Subsidiaries or Affiliates or Representatives related to the North American Business or (ii) as reasonably required in connection with TCCC’s performance of its obligations under the Ancillary Agreements. TCCC will hold, and will cause its Representatives to hold, in confidence, all confidential or proprietary information to which it has had access to pursuant to this Section 6.9 subject to any disclosure required by Law or legal process.

(d) From and after the Closing, books and records pertaining to Taxes shall be governed by the Tax Sharing Agreement as well as this Agreement; provided, however, that in the case of any conflict of any provision with respect to books and records pertaining to Taxes as between the Tax Sharing Agreement and this Agreement, the Tax Sharing Agreement shall govern.

6.10 Notification of Certain Matters; Defense of Litigation.

(a) Prior to the Effective Time, each of CCE and TCCC shall give written notice to the other promptly (and in any event not more than ten (10) Business Days) after becoming aware of the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which, would be likely to cause any condition set forth in Article VII to be unsatisfied at the Closing.

(b) Prior to the Effective Time, CCE shall give prompt notice to TCCC, and TCCC shall give prompt notice to CCE, of (i) any notice or other communication received by such party from any Governmental Entity in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the North American Business or the Other CCE Businesses, as the case may be, and (ii) any Action commenced or, to the Knowledge of CCE or the Knowledge of TCCC, as applicable, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries that relate to the Transactions. Prior to the Effective Time, CCE shall notify TCCC if CCE incurs any Liens on the North American Business Assets of a type described in clause (iv) of the definition of “Permitted Liens”.

(c) Subject to Section 6.12, each of the parties hereto agrees to vigorously defend against all Actions in which such party or any of its Subsidiaries is named as a defendant which seek to enjoin, restrain or prohibit the Transactions or any part thereof or seek Losses with respect to any such transactions. The parties shall consult with each other in good faith with respect to the settlement of any Actions, provided that (i) neither CCE, its Subsidiaries nor any of its Affiliates shall settle any Action or fail to perfect on a timely basis any right to appeal any judgment rendered or ordered to the extent that any such action or inaction (or agreement entered into in connection therewith) would be binding on or otherwise require material payments by TCCC or any of the North American Business Entities, without the prior written consent of TCCC (which consent shall not be unreasonably withheld, conditioned or delayed) and (ii) neither TCCC, its Subsidiaries nor any of its Affiliates shall settle any Action or fail to perfect on a timely basis any right to appeal any judgment rendered or ordered to the extent that any such action or inaction (or agreement entered into in connection therewith) would be binding on or otherwise require material payments by Splitco or any of the Other CCE Businesses Entities without the prior written consent of Splitco (which consent shall not be unreasonably withheld, conditioned or delayed). Each of the parties further agrees to use its respective commercially reasonable efforts to cause each of its Subsidiaries or Affiliates, directors and officers to vigorously defend any Action in which such Subsidiary or Affiliate, director or officer is named as a defendant and which seeks any such relief to comply with this Section 6.10(c) to the same extent as if such Person were a party hereto. TCCC, CCE or Splitco, as the case may be, shall give the other party, as applicable, the reasonable opportunity to participate at TCCC’s, CCE’s or Splitco’s sole expense, as applicable, in the defense of any Action by a third party against TCCC, CCE or Splitco, as applicable, or their respective directors or officers relating to this Agreement and the transactions contemplated hereby.

(d) At all times from and after the Effective Time, CCE and Splitco shall use commercially reasonable efforts to make available to the other, upon reasonable written request, their or any of their Subsidiaries, officers, directors, employees and agents as witnesses to the extent that (i) such individuals may reasonably be required in connection with the prosecution or defense of any Action which the requesting party may from time to time be involved (except for claims, demands or Actions between a North American Business Entity on the one hand and Splitco or any of its Subsidiaries on the other hand) and (ii) there is no conflict in the Action between the requesting party and the other party. A party providing a witness to the other party under this Section shall be entitled to receive from the recipient of such services, upon the presentation of invoices therefor, payments for such amounts, relating to disbursements and other out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees who are witnesses or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service as witnesses), as may be reasonably incurred and properly paid under applicable Law.

(e) Schedule B sets forth the parties understanding with respect to certain Actions described therein.

6.11 Consents; Approvals. Without limiting the generality of Section 3.7 hereof, and subject to Section 3.3 hereof, (a) CCE shall use commercially reasonable efforts to obtain all consents and approvals of all third parties required under any Contracts other than those Contracts set forth on Section 6.11 of the CCE Disclosure Letter that are required to be obtained in connection with the consummation of the Transactions or any Permits required in connection with the consummation of the Transactions and TCCC shall cooperate as reasonably requested by CCE and (b) TCCC shall use commercially reasonable efforts to obtain all consents and approvals of all third parties required only as to those Contracts set forth on Section 6.11 of the CCE Disclosure Letter that are required to be obtained in connection with the consummation of the Transactions or any Permits required in connection with the consummation of the Transactions and CCE shall cooperate as reasonably requested by TCCC; provided, that (x) neither CCE, its Subsidiaries nor any of its Affiliates shall be required to make any payment of money or grant any concession and CCE and its Affiliates shall not enter into any agreement that would be binding on TCCC or any of the North American Business Entities following the Effective Time in connection with obtaining any such consent or Permit without the prior written consent of TCCC and (y) neither TCCC, its Subsidiaries nor any of its Affiliates shall be required to make any payment of money or grant any concession and TCCC and its Affiliates shall not enter into any agreement that would be binding on Splitco or any of the Other CCE Business Subsidiaries following the Effective Time in connection with obtaining any such consent or Permit without the prior written consent of Splitco. Each of the Parties hereto shall make or cause to be made all filings and submissions under Laws applicable to it as may be required for the consummation of the Transactions. TCCC and CCE shall coordinate and cooperate with each other in exchanging such information and assistance as any of the parties hereto may reasonably request in connection with the foregoing. If any consent or approval required in connection with the assignment or transfer of any Contract (other than any Shared Contract the treatment of which shall be governed by Section 3.3) is not obtained, or would be ineffective, violate any applicable Law or would adversely affect the rights of CCE or its Subsidiaries thereunder such that CCE or the North American Business Subsidiaries would not receive all rights under such Contract contained in the North American Business Assets or Splitco or the Other CCE Businesses Entities would not receive all rights under any such Contract contained in the Other CCE Businesses Assets, Splitco and TCCC shall cooperate in a mutually agreeable arrangement under which TCCC (directly or indirectly through CCE or the North American Business Subsidiaries) or Splitco (directly or indirectly through its Subsidiaries), as applicable, would obtain the benefits and assume the obligations thereunder in accordance with this Agreement, including sub-contracting, sub-licensing or sub-leasing to the applicable party, or under which the applicable party would enforce for the benefit of the other, any and all rights of such other party against a third party thereto; provided, however, that neither (x) Splitco or its Subsidiaries nor (y) any of TCCC or the North American Business Entities shall be materially and adversely affected as a result of providing such benefits and any such arrangement is not otherwise covered by an Ancillary Agreement.

6.12 Antitrust Notification. TCCC and CCE shall use their respective reasonable best efforts to obtain the expiration of any waiting period under the HSR Act or any foreign Competition Law applicable to the consummation of the Transactions, including (a) making all filings with the Federal Trade Commission and the Antitrust Division of the Department of Justice required in connection herewith and therewith as promptly as possible (but in any event no later than the later of (1) ninety (90) days after the date of this Agreement and (2) the date of the initial filing of the Form S-4, unless agreed to by the parties), (b) cooperating and consulting with one another to determine whether any other filings are required, or deemed advisable, to be made with, or consents, permits, authorizations or approvals are required, or are deemed advisable, to be obtained from any third party or any other Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Transactions, (c) timely making all such filings and timely seeking all such consents, permits, authorizations, approvals and waivers and (d) generally, taking or causing to be taken, all other actions necessary to avoid or eliminate each and every impediment under any Competition Law that may be asserted by any Governmental Entity with respect to the Transactions so as to enable the Closing to occur as soon as reasonably possible. To the extent not expressly prohibited by applicable Law, TCCC and CCE shall each cooperate, and cause its Representatives to cooperate, with the other and any Governmental Entity in taking all actions, and furnishing all information, reasonably necessary to obtain any approval, consent or termination of any applicable period from any such Governmental Entity, and shall comply promptly with all legal requirements that may be imposed on it with respect to the Closing. To the extent not expressly prohibited by applicable Law, TCCC shall have the right to lead and control, in its sole discretion, all discussions, submissions, negotiations and other communications with all Governmental Entities in connection with all waiting periods, authorizations or waivers required to consummate the transactions contemplated by this Agreement, and, subject to reasonable concerns regarding confidentiality, TCCC shall keep CCE reasonably informed with respect to such matters. In connection with the actions and procedures referenced in this Section 6.12, CCE shall, and shall cause their respective Representatives to, (i) promptly and fully inform TCCC of any written or material oral communication received from or given to any Governmental Entity, (ii) subject to reasonable concerns regarding confidentiality of any information that is the subject thereof, permit TCCC to review any submission required to be made by CCE to any Governmental Entity, (iii) consult with TCCC in advance of any meeting, material conference or material discussion required by any Governmental Entity and (iv) if permitted to do so by the relevant Governmental Entity, give TCCC the opportunity to attend and participate in any such meetings, conferences and discussions. Notwithstanding anything to the contrary in this Agreement, TCCC and CCE will use their respective reasonable best efforts to offer to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the Transactions, including taking all such further action as reasonably may be necessary to resolve such objections, if any, as any Governmental Entity or any other Person may assert under any Law with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity with respect to the transactions contemplated hereby so as to enable the Closing to occur as soon as expeditiously possible; provided, however that (i) nothing in this Section 6.12 shall require, or be construed to require, TCCC or any of its respective Subsidiaries to take any action, including respond to and/or defend any court or administrative proceeding, propose or make any divestiture or other undertaking, or propose or enter into any consent decree or to take any action which TCCC reasonably determines could be material to the benefits expected to be derived by TCCC as a result of the transactions contemplated hereby or be material to the business of TCCC and its Subsidiaries or the North American Business as currently conducted or as contemplated to be conducted following the transactions contemplated hereby, and (ii) CCE shall not take (or permit any of its Affiliates to take) any action described in clause (i) above without TCCC’s prior written consent; provided, further, that if TCCC does not provide its written consent after being requested to do so, CCE will not be liable for failing to take any such action, but this shall not affect CCE’s obligation to otherwise take action required by this Section 6.12, subject to TCCC’s consent, if applicable.

6.13 Public Announcements. CCE and TCCC shall not, and shall cause their respective Subsidiaries not to, issue any public report, statement or press release or otherwise make any public statement with respect to this Agreement or the Ancillary Agreements and the Transactions, from the date hereof through the Effective Time, without prior consultation with and approval of the other party (which approval shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or securities exchange regulations applicable to any such party, in which case such party shall advise the other party and discuss the contents of the disclosure before issuing any such report, statement or press release. In addition, prior to the Effective Time, TCCC and CCE shall not send any general written communication to suppliers, lenders, creditors, distributors, employees, customers or others having business or financial relationships with the North American Business Subsidiaries pertaining to this Agreement or the Ancillary Agreements and the Transactions, without the prior written approval of the other party (which approval will not be unreasonably withheld, conditioned or delayed).

6.14 Financial Statements.

(a) CCE and Splitco shall prepare and deliver to TCCC:

(i) As promptly as practicable following the date hereof (but in no event later than 60 days after the date hereof), an unaudited consolidated balance sheet of the North American Business Entities at December 31, 2009 and related unaudited consolidated statements of income of the North American Business Entities for the year ended December 31, 2009 (collectively, the “Unaudited North American Business Financial Statements”), which Unaudited North American Business Financial Statements shall reflect an allocation of corporate expenses and will present fairly in all material respects the financial position and results of operations of the North American Business Entities as of the dates and for the periods presented (subject to normal year-end adjustments and the absence of complete footnotes); and

(ii) As promptly as practicable following the date hereof (but in no event later than June 15, 2010), an audited consolidated balance sheet (including consolidating entries) of the North American Business Entities at December 31, 2009 and related audited consolidated statements of income and cash flows (including consolidating entries) of the North American Business Entities for the years ended December 31, 2008 and 2009 (collectively, the “Audited North American Business Financial Statements”), together with a report without qualification or exception of the auditors of the North American Business Entities, which Audited North American Business Financial Statements will present fairly in all material respects the financial position and results of operations of the North American Business Entities as of the date and for the periods presented. In the event that the Closing has not occurred prior to such time as documents required to be filed by TCCC with the SEC would require inclusion of an audited balance sheet of the North American Business Entities at December 31, 2010 and related audited statements of income and cash flows of the North American Business Entities for the year ended December 31, 2010, CCE and Splitco shall use commercially reasonable efforts to prepare and deliver such financial statements (including consolidating entries) as promptly as practicable following such date, together with a report without qualification or exception of the auditors of the North American Business Entities, which financial statements will present fairly in all material respects the financial position and results of operations of the North American Business Entities as of the dates and for the periods presented.

(b) CCE and Splitco shall, as promptly as practicable following the execution of this Agreement (but no later than 60 days after the date hereof), prepare (and deliver a copy to TCCC) an audited balance sheet of the Other CCE Businesses at December 31, 2008 and 2009 and related audited statements of income and cash flows of the Other CCE Businesses for the years ended December 31, 2007, 2008 and 2009 (collectively, the “S-4 Financial Statements”). Further, CCE and Splitco shall promptly prepare on a quarterly basis updated unaudited balance sheets of the Other CCE Businesses and related unaudited statements of income and cash flows of the Other CCE Businesses (collectively, the “S-4 Interim Statements”) until such time as the Form S-4 becomes effective and the Proxy Statement/Prospectus is mailed to the Splitco stockholders. In the event that the Form S-4 has not been declared effective and the Proxy Statement/Prospectus has not been mailed to stockholders of CCE prior to such time as such documents would require inclusion of an audited balance sheet of the Other CCE Businesses at December 31, 2010 and related audited statements of income and cash flows of the Other CCE Businesses for the year ended December 31, 2010 (the “2010 S-4 Financial Statements” (or CCE and Splitco are otherwise required to disclose such information to stockholders of CCE), CCE and Splitco shall prepare the 2010 S-4 Financial Statements as promptly as practicable.

(c) CCE covenants and agrees that during the period beginning on the date of this Agreement and ending immediately prior to the Effective Time, it shall provide TCCC (i) within thirty (30) days of the end of each calendar month, the unaudited consolidated balance sheets of the two segments that comprise the North American Business as of the end of such month and the related unaudited interim consolidated statements of income and cash flow information for such monthly period in such forms as have been prepared for internal management purposes (which will not include quarter-end and other adjustments), and (ii) within thirty (30) days of the end of each fiscal quarter, unaudited consolidated balance sheets of the two segments that comprise the North American Business as of the end of such quarter and the related unaudited interim consolidated statements of income and cash flow information for such quarterly period setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year in such forms as have been prepared for internal management purposes (which will not include quarter-end and other adjustments) (each such financial statement in this clause (ii), an “Unaudited Interim Financial Statement”). Concurrently with the delivery of the Unaudited Interim Financial Statements, CCE shall provide TCCC with a certificate of an executive officer of CCE to the effect that the Unaudited Interim Financial Statements have been prepared in accordance with GAAP and, except for the absence of normal year end closing procedures and adjustments, fairly present in all material respects the financial condition and operations of the North American Business as of the date thereof.

(d) TCCC shall, as promptly as practicable following the execution of this Agreement (but no later than 60 days after the date hereof), prepare and deliver to CCE and Splitco, (i) an audited consolidated balance sheet of the Nordic Entities (separate for Norway and Sweden and with intercompany account information) at December 31, 2008 and 2009 and related audited consolidated statements of income and cash flows of the Nordic Entities for the years ended December 31, 2007, 2008 and 2009 (collectively, the “Audited Nordic Financial Statements”), together with a report without qualification or exception of the auditors of the Nordic Entities, which Audited Nordic Financial Statements will present fairly in all material respects the financial position and results of operations of the Nordic Entities as of the dates and for the periods presented and (ii) an undaudited balance sheet of the Nordic Entities at December 31, 2005, 2006 and 2007 and related unaudited statements of income and cash flows of the Nordic Entities for the years ended December 31, 2005 and 2006. In the event that the Closing has not occurred prior to such time as documents required to be filed by CCE or Splitco with the SEC would require inclusion of an audited balance sheet of the Nordic Entities at December 31, 2010 and related audited statements of income and cash flows of the Nordic Entities for the year ended December 31, 2010, TCCC shall use reasonable best efforts to prepare and deliver such financial statements as promptly as practicable following such date, together with a report without qualification or exception of the auditors of the Nordic Entities, which financial statements will present fairly in all material respects the financial position and results of operations of the Nordic Entities as of the dates and for the periods presented.

(e) TCCC shall promptly prepare and deliver to Splitco after the date hereof, monthly (within thirty (30) days of the end of each Accounting Cycle) and quarterly (within thirty (30) days of the end of each fiscal quarter), updated unaudited balance sheets of the Nordic Entities (separate for Norway and Sweden and with intercompany account information) and related unaudited statements of income and cash flows of the Nordic Entities (collectively, the “Nordic Interim Statements”) until such time as the Form S-4 becomes effective and the Proxy

Statement/Prospectus is mailed to the Splitco stockholders. In the event that the Form S-4 has not been declared effective and the Proxy Statement/Prospectus has not been mailed to stockholders of CCE prior to such time as such documents would require inclusion of an audited balance sheet of the Nordic Entities at December 31, 2010 and related audited statements of income and cash flows of the Nordic Entities for the year ended December 31, 2010 (the “2010 “Nordic Financial Statements”) (or CCE and Splitco are otherwise required to disclose such information to stockholders of CCE), TCCC shall prepare and deliver to Splitco the 2010 Nordic Financial Statements as promptly as practicable.

6.15 Non-Competition.

(a) For a period of five (5) years from and after the Closing Date, Splitco agrees that it will not (and will cause each of its Subsidiaries not to), without the prior written consent of TCCC, directly or indirectly, encourage, induce or entice any Person who is, as of the Effective Time, a customer of the North American Business to limit, reduce or cease to conduct business with TCCC or any of its Affiliates.

(b) For a period of five (5) years from and after the Closing Date, Splitco agrees that it will not (and will cause each of its Subsidiaries not to), without the prior written consent of TCCC, directly or indirectly, engage in or carry on a business in the North American Territory that would compete with the North American Business.

(c) Notwithstanding the foregoing, nothing in this Section 6.15 shall prevent Splitco or any of its Subsidiaries from (i) obtaining less than five percent (5%) of the outstanding equity or participation interests in any Person, or (ii) engaging in any consolidation, amalgamation, merger or other business combination with, or making any acquisition of or investment in, or otherwise obtaining any direct or indirect interest in, any Person that is engaged in any business, trade or venture competing with the North American Business, if such business, trade or venture consists of less than twenty percent (20%) of the annual sales of such Person, determined by reference to the most recent fiscal year of such Person as of the date Splitco or any of its Subsidiaries engages in such transaction or obtains such direct or indirect interest in such Person; provided, that Splitco or its Subsidiary, as applicable, promptly, and in any event within one year of any such acquisition or transaction, divests itself of all of the assets or operations so acquired that are engaged in any of the actions prohibited in Section 6.15(b).

(d) The obligations of Splitco under this Section 6.15 shall be in addition to any obligations it may have, directly or indirectly, under any other Contract. Splitco agrees that the remedy at law for any breach of the foregoing will be inadequate and that TCCC, in addition to any other relief available to it, shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages.

(e) If any of the provisions of this Section 6.15 are found by any court of competent jurisdiction to be too broad in scope, whether as to activities restricted, the time period of such restrictions or the geographic areas in which such activities are restricted, the provisions of this Section 6.15 shall nevertheless remain effective, but shall be deemed amended to the extent considered by such court to be reasonable, and shall be fully enforceable as so amended.

6.16 Payments of Receivables after Closing.

(a) In the event that following the Closing, Splitco or any of its Affiliates receives any payments in respect of any receivables of the North American Business arising after the Closing, Splitco shall, or shall cause the applicable Affiliate to, receive such payment as the agent for CCE and deliver such payment to CCE promptly after such receipt.

(b) In the event that following the Closing, CCE or any of its Affiliates receives any payments in respect of any receivables of the Other CCE Businesses arising after the Closing, CCE shall, or shall cause the applicable Affiliate to, receive such payment as the agent for Splitco and deliver such payment to Splitco promptly after such receipt.

6.17 Cooperation with Respect to Financial Reporting. After the date of this Agreement, until the third (3rd) anniversary of the Closing Date, Splitco shall, and shall cause its affiliates to, reasonably cooperate with TCCC (at TCCC’s expense) in connection with each of TCCC and CCE’s preparation of historical financial statements of the North American Business as required for TCCC and CCE to comply with their respective obligations following the Closing. After the Closing, until the third (3rd) anniversary of the Closing Date, TCCC shall, and shall cause its Affiliates to, reasonably cooperate with Splitco (at Splitco’s expense) in connection with Splitco’s preparation of pro forma and historical financial statements of the Other CCE Businesses (and the Nordic Entities) in connection with any financing transaction of Splitco or any of its Affiliates or as otherwise required for Splitco to comply with its reporting obligations following the Closing.

6.18 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, CCE and the CCE Board shall grant all such approvals and take all such actions as are reasonably necessary or advisable so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute, regulation or provision in CCE’s certificate of incorporation or by-laws on such transactions.

6.19 Directors and Officers Indemnification and Insurance.

(a) From and after the Closing, the Surviving Corporation shall, and TCCC shall cause the Surviving Corporation to, honor and fulfill in all material respects the obligations of CCE under any and all indemnification agreements between CCE or any of the North American Business Subsidiaries and any of their respective current or former directors and officers and any Person who becomes a director or officer of CCE or any of the North American Business Subsidiaries prior to the Effective Time (such agreements, the “Indemnity Agreements” and such Persons, “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall (and TCCC shall cause the Surviving Corporation to) cause the charters and bylaws (and other similar organizational documents) of the Surviving Corporation to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the charters and bylaws (or other similar organizational documents) of CCE as of the date hereof, and during such six-year period such provisions shall not be repealed, amended or otherwise modified in any manner adverse to any Indemnified Person except as required by applicable Law.

(b) Without limiting the generality of the provisions of Section 6.19(a), during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall (and TCCC shall cause the Surviving Corporation to) indemnify and hold harmless each Indemnified Person from and against any Losses in connection with any Action, to the extent such Action arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of CCE or any of its Subsidiaries or other Affiliates for such action or omission, or alleged action or omission, that occurred prior to or at the Effective Time; provided, however, that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Person delivers to CCE a written notice asserting a claim for indemnification under this Section 6.19(b), then the claim asserted in such notice shall survive the sixth (6th) anniversary of the Effective Time until such time as such claim is fully and finally resolved. In the event of any such claim, proceeding, investigation or inquiry, (i) the Surviving Corporation shall have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto unless it is ultimately determined that such Indemnified Person is not entitled to indemnification under Law or the DGCL), and (ii) each Indemnified Person shall be entitled at his or her sole cost and expense to retain his or her own counsel, whether or not the Surviving Corporation shall elect to control the defense of any such claim, proceeding, investigation or inquiry. Notwithstanding anything to the contrary set forth in this Section 6.19(b) or elsewhere in this Agreement, neither the Surviving Corporation nor any of its Affiliates (including TCCC) shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification may be sought by an Indemnified Person under this Agreement unless such settlement, compromise, consent or termination includes a full release of all Indemnified Persons from all liability arising out of such claim, proceeding, investigation or inquiry.

(c) At Splitco’s direction, TCCC shall cause the Surviving Corporation as of the Effective Time to obtain and fully pay the premium (in each case, at TCCC’s expense) for the extension of (i) the directors’ and officers’ liability coverage of CCE’s or any of the North American Business Subsidiaries’ existing directors’ and officers’ insurance policies and (ii) CCE’s or any of its Subsidiaries’ existing fiduciary liability insurance policies, in each case, set forth on Section 6.19 of the CCE Disclosure Letter (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim involving any Indemnified Person in respect of acts or omissions occurring prior to the Effective Time and with a carrier and upon terms that are reasonably acceptable to CCE and that are, with respect to coverage and amount, no less favorable than those of CCE’s or any of its Subsidiaries’ existing D&O Insurance; provided that the aggregate cost of such policy shall not exceed that amount set forth in Section 6.19 of the CCE Disclosure Letter; provided, further, that if the aggregate premiums of such D&O Insurance exceeds such amount, the Surviving Corporation promptly shall notify CCE of such excess and the Surviving Corporation shall be obligated to obtain D&O Insurance with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount, and Splitco shall be entitled to contribute additional amounts to increase coverage. The Surviving Corporation shall (and TCCC shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder.

(d) If the Surviving Corporation (or TCCC) or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations of the Surviving Corporation (or TCCC) set forth in this Section 6.19.

(e) The obligations set forth in this Section 6.19 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other Person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.19(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other Person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.19(c) (and their heirs and representatives). Each of the Indemnified Persons or other Persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 6.19(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.19(e), with full rights of enforcement as if a party thereto. The rights of the Indemnified Persons (and other Persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 6.19(c) (and their heirs and representatives)) under this Section 6.19 shall be in addition to, and not in substitution for, any other rights that such Persons may have under the charters, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by CCE or any of its Subsidiaries, or applicable Law (whether at law or in equity).

(f) The obligations and liability of the Surviving Corporation, TCCC and their respective Subsidiaries under this Section 6.19 shall be joint and several. Nothing in this Section 6.19 is intended to (i) limit the rights of any TCCC Indemnified Party to indemnification from Splitco to the extent provided for in Article IX in respect of amounts paid pursuant to this Section 6.19 or (ii) entitle any party to recover any amounts in connection with this Section 6.19 to the extent that such party or any of its Affiliates has already recovered such amount pursuant to this Agreement.

(g) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to CCE or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.19 is not prior to or in substitution for any such claims under such policies.

6.20 Further Assurances.

(a) At any time and from time to time upon and after the Effective Time, as and when required or deemed desirable by the Surviving Corporation or Splitco or their respective successors or assigns, there shall be executed, acknowledged, certified, sealed, delivered, filed, and/or recorded, in the name and on behalf of any and each of CCE, TCCC, Splitco and Merger Sub, such deeds, contracts, consents, certificates, notices, and other documents and instruments, and there shall be done or taken or caused to be done or taken, in the name and on behalf of any and each of CCE, TCCC, Splitco and Merger Sub, such further and other things and actions as shall be appropriate, necessary, or convenient to acknowledge, vest, effect, perfect, conform of record, or otherwise confirm the Surviving Corporation’s or Splitco’s (or their respective successors’ or assigns’) right, title, and interest in kind to, and possession of, all the property, interests, assets, rights, privileges, immunities, powers, franchises, and authority of each of Splitco, CCE and Merger Sub held immediately prior to the Effective Time, and otherwise to carry out and effect the intent and purposes of this Agreement, the Ancillary Agreements and the Transactions. The officers and directors of the Surviving Corporation or Splitco (or their respective successors or assigns), and each of them, upon and after the Effective Time, are and shall be fully authorized, in the name and on behalf of each of Splitco, CCE and Merger Sub, to do and take and cause to be done and taken any and all such things and actions, and to execute, acknowledge, certify, seal, deliver, file, and/or record any and all such deeds, contracts, consents, certificates, notices, and other documents and instruments.

(b) Subject to the terms and conditions of this Agreement, each of the parties hereto shall, and shall cause their respective Subsidiaries and Affiliates to, take, or cause to be taken, all actions, and to do or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Transactions. From time to time after the date hereof, at the request of the other party hereto and at the expense of the party so requesting, CCE, TCCC, Splitco and Merger Sub shall (i) execute and deliver to such requesting party such documents, shall file with the appropriate Governmental Entities all documents necessary or appropriate and take such other action as such requesting party may reasonably request in order to consummate the Transactions and (ii) to the extent that any transfers or additional permits and other governmental authorizations are required to consummate the Transactions, Splitco and its Subsidiaries and Affiliates agrees to cooperate with CCE to effect such transfers and obtain such permits and other governmental authorizations prior to the Effective Time.

6.21 Gross Indebtedness; Treatment of Certain Indebtedness Contracts.

(a) The parties agree that to the extent that Gross Indebtedness of CCE and its North American Business Subsidiaries is less than $8,880,000,000 immediately prior to the Effective Time, the parties will take such actions to increase the amount of Gross Indebtedness of CCE or TCCC will make an appropriate payment to CCE of an amount equal to such shortfall, as the parties agree in good faith in order to accomplish the transactions specified on Schedule A.

(b) To the extent that any Other CCE Businesses Entity is party to, or otherwise has any rights or obligations under, or is otherwise restricted by (including as a “Subsidiary” or “Restricted Subsidiary” within the meaning of the applicable credit facility, debt security facility, or other Contract), Contracts relating to Indebtedness of CCE or its Subsidiaries to which CCE or a North American Business Subsidiary is a party or has Liabilities and which are to be Liabilities of CCE or a North American Business Subsidiary from and after the Effective Time, Splitco and CCE will use commercially reasonable efforts to take such actions as are reasonably necessary to provide for the removal, effective no later than the Effective Time, of such

Other CCE Businesses Entities from any and all such Contracts or arrangements (including to cause any such Other CCE Businesses Entity to cease to be a “Subsidiary” or “Restricted Subsidiary” within the meaning of the applicable credit facility, debt security facility, or other Contract). To the extent that Splitco and CCE are unable to cause the removal of any such Other CCE Businesses Entity prior to the Effective Time, (i) any and all Liabilities arising from the actions of such Other CCE Businesses Entity under the applicable Contract after the Effective Time shall be deemed to be an Other CCE Businesses Liability, (ii) and any and all Liabilities arising from the actions of CCE under the applicable Contract after the Effective Time in respect of the applicable Contract shall be deemed to be a North American Business Liability for which TCCC shall indemnify the CCE Indemnified Parties pursuant to Article IX of this Agreement and (iii) no such Other CCE Businesses Entity shall borrow any amounts under, or otherwise take any action with respect to which CCE or any North American Business Subsidiary would have any Liability in connection with, the applicable Contract or arrangement.

6.22 German Entity. At any time eighteen (18) months to thirty-six (36) months after the date of this Agreement, Splitco shall have the right to purchase, for fair value (as mutually agreed), all of TCCC’s right, title and interest in the German Entity on such terms and conditions as are mutually acceptable to TCCC and Splitco.

6.23 Adjusted Net Working Capital.

(a) At least two (2) Business Days prior to the Closing Date (but not more than five (5) Business Days prior to the Closing Date), CCE shall deliver to TCCC a certificate of an executive officer of CCE (the “Closing Adjusted Net Working Capital Certificate”) setting forth CCE’s good faith estimate of Adjusted Net Working Capital as of the Effective Time (the “Certified Closing Adjusted Net Working Capital”). If the Certified Closing Adjusted Net Working Capital is greater than Target Adjusted Net Working Capital, then TCCC shall pay or cause to be paid to Splitco at the Closing an amount equal to such difference. If the Certified Closing Adjusted Net Working Capital is less than Target Adjusted Net Working Capital, then Splitco shall pay or cause to be paid at the Closing an amount equal to such difference to TCCC.

(b) Except as may otherwise be agreed by the parties, as promptly as practicable, but in no event later than sixty (60) days after the Closing Date, TCCC shall in good faith prepare and deliver to Splitco (i) an unaudited consolidated balance sheet of the North American Business Entities as of the Effective Time prepared in accordance with GAAP (except for the absence of notes) (the “Closing Balance Sheet”), and (ii) a statement (the “Closing Adjusted Net Working Capital Statement”) setting forth TCCC’s calculation of the Adjusted Net Working Capital as of the Effective Time, based on such Closing Balance Sheet calculated on a basis consistent with Schedule C (the “Closing Adjusted Net Working Capital”).

(c) Without prejudice to any of TCCC’s rights hereunder, following the Closing, in the event that TCCC believes in good faith that Closing Adjusted Net Working Capital is greater or lesser than Certified Closing Adjusted Net Working Capital, the following provisions will apply:

(i) TCCC and the North American Business Entities shall permit Splitco and their representatives to have reasonable access to the books, records and other documents (including work papers) pertaining to or used in connection with preparation of the Closing Balance Sheet and TCCC’s calculation of the Closing Adjusted Net Working Capital and provide Splitco with copies thereof (as reasonably requested by Splitco). If Splitco disagrees with TCCC’s calculation of the Closing Adjusted Net Working Capital as set forth on the Closing Balance Sheet, Splitco shall, within thirty (30) days after Splitco’s receipt of the Closing Balance Sheet, notify TCCC in writing of such disagreement by setting forth Splitco’s calculation of the Closing Adjusted Net Working Capital and describing in reasonable detail the basis for such disagreement (an “Objection Notice”). If no Objection Notice is delivered on or prior to the thirtieth (30th) day after Splitco’s receipt of the Closing Balance Sheet, TCCC’s calculation of the Closing Adjusted Net Working Capital shall be deemed to be binding on the parties hereto. If an Objection Notice is timely delivered to TCCC, then TCCC and Splitco shall negotiate in good faith to resolve their disagreements with respect to the computation of the Closing Adjusted Net Working Capital. In the event that TCCC and Splitco are unable to resolve all such disagreements within fifteen (15) days after TCCC’s receipt of such Objection Notice, TCCC and Splitco shall submit such remaining disagreements to an independent, nationally recognized accounting firm mutually acceptable to TCCC and Splitco (the “Auditor”) for resolution.

(ii) TCCC and Splitco shall use their respective reasonable efforts to cause the Auditor to resolve all remaining disagreements with respect to the computation of the Closing Adjusted Net Working Capital as soon as practicable, but in any event shall direct the Auditor to render a determination within forty-five (45) days after its retention. The Auditor shall consider only those items and amounts in TCCC’s and Splitco’s respective calculations of the Closing Adjusted Net Working Capital that are identified as being items and amounts to which TCCC and Splitco have been unable to agree on. In resolving any disputed item, the Auditor shall act as an expert and not as an arbitrator and the Auditor may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Auditor’s determination of the Closing Adjusted Net Working Capital shall not be limited to the materials submitted by TCCC and Splitco but may include any relevant accounting literature or guidance, and shall be based on the definition of “Adjusted Net Working Capital” included herein. The determination of the Auditor shall be conclusive and binding upon the parties hereto.

(iii) The costs and expenses of the Auditor in determining the Closing Adjusted Net Working Capital shall be borne equally by TCCC, on the one hand, and Splitco, on the other hand.

(iv) Within five (5) Business Days after the Closing Adjusted Net Working Capital is finally determined pursuant to this Section 6.23(c), Splitco shall pay to CCE or CCE shall pay to Splitco, as the case may be, an amount equal to the excess, if any, of Certified Closing Adjusted Net Working Capital over Closing Adjusted Net Working Capital, or Closing Adjusted Net Working Capital over Certified Closing Adjusted Net Working Capital, respectively, which payment shall be made by wire transfer of immediately available funds to the account(s) designated by TCCC or Splitco, as applicable.

(d) Notwithstanding anything herein to the contrary, amounts paid or required to be paid pursuant to Paragraph 7 of Schedule A, Section 6.24, or Section 3.14(b) of the Employee Matters Agreement shall not be taken into account in the determination of the Adjusted Net Working Capital of the North American Business or any payments required to be made pursuant to this Section 6.23.

(e) All payments made pursuant to Section 6.23(c) and any other payment, adjustment, reimbursement, or amount made or taken into account (collectively, payments) under this Agreement after the Effective Time shall be treated by all parties hereto (and all of their Affiliates) for all Tax purposes as non-taxable payments made immediately prior to the Closing to the maximum extent permitted by applicable Law. To the extent practicable, any such payments to CCE or any Subsidiary of CCE by Splitco or any Subsidiary of Splitco following the Closing will be segregated by CCE and transferred as promptly as practicable to creditors of CCE in payment of debt outstanding on the date hereof or incurred subsequent to the date hereof in the ordinary course of business, or to shareholders of CCE in respect of their CCE shares.

6.24 CCE Tax Benefits. On the Closing Date, TCCC shall pay to CCE an amount equal to $150,000,000, which represents the amount owed by TCCC for Tax benefits of the North American Business Subsidiaries. Such payment shall be made or taken into account in the manner set forth in Paragraph 7 of Schedule A.

6.25 Certain Nordic SPA Matters. As promptly as practicable following the date hereof, TCCC shall, subject to consultation with, and obtaining the opinion of, the works council of parent company of the Nordic Entities, cause such parent to become a party to the Nordic SPA.

ARTICLE VII

CONDITIONS TO THE OBLIGATIONS OF THE PARTIES

7.1 Mutual Conditions. The respective obligations of CCE, Splitco, TCCC and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by applicable Law, waiver, of each of the following conditions:

(a) Requisite Stockholder Approval. The Required CCE Vote shall have been obtained at the CCE Meeting (or any postponement or adjournment thereof) it being expressly understood that the parties cannot waive this condition.

(b) Form S-4. The Form S-4 shall have been declared effective under the Securities Act and shall not be the subject of any stop order or actual or threatened proceedings by the SEC seeking a stop order.

(c) NYSE Listing. The shares of Splitco Common Stock issuable to the CCE stockholders as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(d) Requisite Regulatory Approvals. (i) Any waiting period (and extensions thereof) applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated, and (ii) any other clearances, consents, approvals, orders and authorizations of Governmental Entities under any other Competition Law shall have been obtained.

(e) No Legal Prohibition. No Law shall be in effect preventing consummation of the Separation Transactions or the Merger or the other transactions contemplated by this Agreement.

(f) No Governmental Actions. There shall not be pending any Action by any Governmental Entity relating to the transactions contemplated by this Agreement that, if the relief requested were granted, would prevent the consummation of the Transactions or materially and adversely affect the Separation Transactions, the Merger or the other transactions contemplated by this Agreement, or TCCC, Merger Sub, CCE and the North American Business Subsidiaries, taken as a whole, on the one hand, or Splitco and the Other CCE Business Subsidiaries, taken as a whole, on the other hand.

(g) Private Letter Ruling. CCE and Splitco shall have received the Private Letter Ruling in form and substance reasonably satisfactory to TCCC and CCE and Splitco, and such Private Letter Ruling shall continue to be valid and in full force and effect.

7.2 Conditions to the Obligations of CCE and Splitco. The obligations of CCE and Splitco to consummate the transactions contemplated by this Agreement are subject to the satisfaction of each of the following conditions (any or all of which may be waived in writing in whole or in part by CCE):

(a) Representations and Warranties. The representations and warranties of TCCC and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to “in all material respects,” “in any material respect,” “material” or “materiality” set forth therein) as of the date of this Agreement and at and as of the Effective Time with the same force and effect as if made at and as of the Effective Time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct as of such date or with respect to such period), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “in all material respects,” “in any material respect,” “material” or “materiality” set forth therein) would not, individually or in the aggregate, prevent or materially delay TCCC and Merger Sub from consummating the transactions contemplated hereby.

(b) Performance. Each of TCCC and Merger Sub shall have performed and complied, in all material respects, with all agreements and covenants required by this Agreement and the applicable Ancillary Agreements to be so performed or complied with by TCCC or Merger Sub at or prior to the Closing.

(c) Officer’s Certificate. TCCC shall have delivered to CCE a certificate, dated as of the Closing Date, executed by an executive officer of TCCC, certifying the fulfillment of the conditions specified in subsections 7.2(a) and 7.2(b) hereof.

(d) Ancillary Agreements. TCCC shall have executed and delivered each of the Transition Services Agreement, the Corporate Name Letter and the Bottler’s Agreements, substantially in the forms agreed to by the parties pursuant to Section 3.1, and each of the Employee Matters Agreement and Tax Sharing Agreement executed as of the date hereof shall remain in full force and effect as of the Effective Time.

(e) CCE Tax Opinion. CCE shall have received the CCE Tax Opinion in form and substance reasonably satisfactory to CCE, and such CCE Tax Opinion shall continue to be valid and in full force and effect.

(f) Nordic Transactions. The Nordic Acquisition shall be consummated substantially concurrently with the Closing; provided, that this condition shall be deemed satisfied if (i) the conditions set forth in Article VII of the Nordic SPA to Splitco’s obligations to consummate the Nordic Acquisition shall have been satisfied or waived (or shall be satisfied or waived simultaneously with the closing of the Nordic Acquisition) and (ii) TCCC shall have tendered the Shares (as defined in the Nordic SPA) for transfer in accordance with the terms of the Nordic SPA.

7.3 Conditions to the Obligations of TCCC and Merger Sub. The obligations of TCCC and Merger Sub to consummate the transactions contemplated by this Agreement are subject to satisfaction of each of the following conditions (any or all of which may be waived in writing in whole or in part by TCCC):

(a) Representations and Warranties. The representations and warranties of CCE and Splitco contained in this Agreement shall be true and correct (without giving effect to any limitation as to “in all material respects,” “in any material respect,” “material,” “materiality” or “North American Business Material Adverse Effect” set forth therein) as of the date of this Agreement and at and as of the Effective Time with the same force and effect as if made at and as of the Effective Time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct as of such date or with respect to such period), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “in all material respects,” “in any material respect,” “material,” “materiality” or “North American Business Material Adverse Effect” set forth therein) would not, individually or in the aggregate, (A) result in a North American Business Material Adverse Effect, or (B) prevent or materially delay CCE and Splitco from consummating the transactions contemplated hereby.

(b) Performance. CCE and Splitco shall have performed and complied, in all material respects, with all agreements and covenants required by this Agreement and the applicable Ancillary Agreements to be so performed or complied with by CCE or Splitco at or prior to the Closing.

(c) No North American Business Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a North American Business Material Adverse Effect that is continuing.

(d) Officer’s Certificate. CCE shall have delivered to TCCC a certificate, dated as of the Closing Date, executed by an executive officer of CCE, certifying the fulfillment of the conditions specified in subsections 7.3(a), 7.3(b) and 7.3(c) hereof.

(e) Ancillary Agreements. CCE (or one of its appropriately designated Subsidiaries or Affiliates) and Splitco shall have executed and delivered each of the Transition Services Agreement, the Corporate Name Letter and the Bottler’s Agreement, substantially in the forms agreed to by the parties pursuant to Section 3.1, and each of the Employee Matters Agreement and Tax Sharing Agreement executed as of the date hereof shall remain in full force and effect as of the Effective Time.

(f) TCCC Tax Opinion. TCCC shall have received the TCCC Tax Opinion in form and substance reasonably satisfactory to TCCC, and such TCCC Tax Opinion shall continue to be valid and in full force and effect.

(g) Gross Indebtedness. The Gross Indebtedness of CCE and the North American Business Subsidiaries as of the Effective Time (after giving effect to the transactions contemplated by Section 6.21 and Schedule A) shall not be in excess of $8,880,000,000, and Splitco shall have delivered to TCCC a certificate, dated as of the Closing Date, executed by an executive officer of Splitco, certifying the fulfillment of such condition.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Required CCE Vote:

(a) by mutual written agreement of CCE and TCCC;

(b) by TCCC or CCE at any time after the nine (9)-month anniversary of the date hereof; provided, that if, as of such date, (i) the approvals required pursuant to Section 7.1(d) shall not have been obtained, (ii) there is a pending Action by any Governmental Entity seeking to prevent the consummation of the Merger, (iii) the Private Letter Ruling shall not have been obtained, or (iv) the conditions to the consummation of the Nordic Acquisition set forth in Sections 7.1(a) or 7.1(c) of the Nordic SPA have not been satisfied, then either TCCC or CCE may, in its sole discretion, extend such date for an additional six (6) months (such date, as extended, the “Termination Date”), upon five (5) Business Days’ prior written notice to the other party, if the Closing shall not have occurred for any reason on or prior to the Termination Date, provided, however, that if, as of the Termination Date, the conditions set forth in Article VII hereof have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) such that the Closing is to occur in accordance with Section 2.2 on the first day of the Accounting Cycle beginning after the Termination Date, then the Termination Date shall be extended until such date; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party whose failure to perform any of its obligations under this Agreement required to be performed by it at or prior to the Closing has been the cause of, or resulted in, the failure of the Closing to occur;

(c) by CCE, if TCCC or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 7.2(a) or 7.2(b) of this Agreement and (ii) is incapable of being cured (or is not cured) by TCCC or Merger Sub by the Termination Date, provided, however, that the failure of any such condition to be capable of satisfaction is not the result of a material breach of this Agreement by CCE or Splitco;

(d) by TCCC, if CCE or Splitco shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 7.3(a), 7.3(b) or 7.3(c) of this Agreement, and (ii) is incapable of being cured (or is not cured) by CCE or Splitco by the Termination Date, provided, however, that the failure of any such condition to be capable of satisfaction is not the result of a material breach of this Agreement by TCCC or Merger Sub;

(e) by TCCC or CCE, if any court of competent jurisdiction or any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable;

(f) by TCCC, if there occurs (i) a Change in CCE Recommendation (including by amending or supplementing the Proxy Statement/Prospectus to effect a Change in CCE Recommendation), or (ii) a material breach by CCE of its obligations under Section 6.4(e)(ii) and 6.5(a); or

(g) by either TCCC or CCE, if the Required CCE Vote shall not have been obtained upon a vote taken thereon at the duly convened CCE Stockholders Meeting or any adjournment or postponement thereof at which the applicable vote was taken.

8.2 Procedure and Effect of Termination. In the event of the termination of this Agreement and the abandonment of the Transactions pursuant to Section 8.1 hereof, written notice thereof shall be given by the party so terminating to the other party to this Agreement, and this Agreement shall terminate and the Transactions shall be abandoned without further action by CCE or TCCC; provided, however, that:

(a) If this Agreement is terminated and the Transactions are abandoned as described in this Section 8.2, this Agreement shall become null and void and of no further force or effect, except for the obligations provided for in Section 6.13, this Section 8.2 and Article X hereof, the confidentiality provision contained in Section 6.8(b) hereof and the Confidentiality Agreement referred to in such Section, each of which shall survive any such termination of this Agreement without limitation.

(b) If (i) TCCC or CCE terminates this Agreement due to the failure to satisfy any of the conditions set forth in Section 7.1(d); (ii) all other conditions set forth in Section 7.1 and in Section 7.3 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions); and (iii) neither CCE nor Splitco have breached in any material respect any of their covenants set forth in this Agreement, then TCCC shall, as promptly as reasonably practicable (and in any event within three (3) Business Days following such termination), pay to CCE, by wire transfer of immediately available funds, an amount equal to twice the amount of the reasonable documented out-of-pocket expenses actually incurred and paid by CCE or any of its Subsidiaries in connection with negotiation of this Agreement, the performance by CCE or Splitco of their obligations hereunder and the consummation of the Transactions, not to exceed $100,000,000 (the “CCE Expense Reimbursement”).

(c) If TCCC terminates this Agreement pursuant to Section 8.1(f) at a time when there is a Change in CCE Recommendation, then CCE shall, as promptly as reasonably practicable (and in any event within three (3) Business Days following such termination), pay to TCCC, by wire transfer of immediately available funds, an amount equal to $200,000,000 (the “Termination Fee”).

(d) In the event that (A) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to Section 8.1(b) or Section 8.1(g), an Acquisition Proposal shall have been publicly announced, (B) this Agreement is validly terminated pursuant to Section 8.1(b) or Section 8.1(g), (C) at the time of the termination of this Agreement pursuant to Section 8.1(b) or Section 8.1(g), neither TCCC nor Merger Sub has breached any of its material obligations under or in connection with this Agreement in any material respect, and (D) within 365 calendar days following the termination of this Agreement pursuant to Section 8.1(b) or Section 8.1(g), an Acquisition Proposal is consummated, then CCE shall pay to TCCC the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by TCCC, within two Business Days after the consummation of the transaction contemplated by such Acquisition Proposal. For purposes of this provision, each reference to “15%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%.”

(e) Each of TCCC and CCE acknowledges that the agreements contained in Section 8.2(b), Section 8.2(c) and Section 8.2(d) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, CCE, TCCC and Merger Sub would not enter into this Agreement. Accordingly, if CCE fails promptly to pay any amount due to TCCC, or TCCC fails promptly to pay any amount due to CCE, pursuant to Section 8.2(b), Section 8.2(c) and Section 8.2(d), then such non-paying party shall also pay any costs and expenses incurred by CCE or TCCC or Merger Sub, as applicable, in connection with a legal action to enforce this Agreement that results in a final judgment against CCE or TCCC, as applicable, for such amount.

(f) In the event that TCCC shall receive the Termination Fee, the receipt of such fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by TCCC, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of TCCC, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any other claim, action or proceeding against CCE or any of its Affiliates arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination.

(g) For the avoidance of doubt, except as expressly provided in Section 8.2(f) any termination of this Agreement shall not be deemed to release and shall not relieve any party hereto from any liability for any fraud occurring on or prior to such termination.

ARTICLE IX

SURVIVAL; INDEMNIFICATION

9.1 Survival. The representations and warranties in this Agreement and the certificates delivered pursuant to Section 7.2(c) and 7.3(d) and the Employee Matters Agreement shall survive the Closing until the date that is one (1) year from the Closing Date; provided, however, that (a) the representations and warranties in Sections 4.1 (Organization and Qualification); 4.2 (Authority), 4.3 (Capitalization; Jurisdictions) (other than clause (g) thereof); 4.4(a) (No Violation; Consents and Approvals) (but only with respect to clause (iv) thereof); 4.19 (Compliance with Laws; Permits) (but only with respect to The Foreign Corrupt Practices Act of 1977 or any similar Law); 5.1 (Organization; Authority) and 5.3 (Ownership of CCE Common Stock) hereof shall survive indefinitely (the representations and warranties set forth in this clause (a), the “Fundamental Representations”), (b) the representations and warranties in Sections 4.15 (Taxes) and 5.10 (Actions Regarding Tax Treatment) and the covenant in Section 6.1(o) (relating to the conduct of the North American Business) shall survive the Closing for a period equal to ninety (90) days following the expiration of the applicable statute of limitations, taking into account any extensions thereof, and (c) the representations and warranties in Sections 4.9 (Title to Personal Property), 4.18 (Major Suppliers and Customers other than TCCC), 4.22 (Intercompany Agreements), 4.23 (Related Party Transactions), 4.26 (Takeover Statutes; Other Restrictions), 4.29 (Brokers) and 5.7 (Brokers) shall not survive the Closing. The covenants and agreements of each party shall survive the Closing for the period specified therein, and if not specified, indefinitely; provided that the covenants contained in Sections 6.1 (other than 6.1(o)), 6.2 and 6.10 (other than 6.10(c); (d) and (e)) shall survive one year from the Closing Date; provided, further, that the provisions of Section 6.23 (Adjusted Net Working Capital), shall apply to claims arising with respect to the subject matter of that Section, rather than the provisions of this Article IX, except to the extent set forth in Sections 9.1 and 9.8. If any party makes a claim with respect to any specific representation, warranty, covenant or agreement within the time period described in this Section 9.1, and such claim is not fully and finally resolved prior to the expiration of such time period, such representation, warranty, covenant or agreement shall survive solely with respect to such claim until such claim is finally and fully resolved.

9.2 Splitco’s Agreement to Indemnify. From and after the Closing, upon the terms and subject to the conditions of this Article IX, Splitco shall indemnify, defend and hold harmless TCCC and its Affiliates (including CCE and the North American Business Subsidiaries) and their respective officers, directors, and employees (the “TCCC Indemnified Parties”) from and against all damages, judgments, awards, liabilities, losses, fines, obligations, amounts paid in settlement, claims of any kind or nature and costs, fees and expenses (including reasonable fees and expenses of attorneys, auditors, consultants and other agents), excluding except as specifically set forth in Section 10.13 lost profits, lost revenues, special, consequential, indirect and punitive damages (other than lost profits, lost revenues, special, consequential, indirect and punitive damages actually paid in connection with any third party claim) (collectively, “Losses”), asserted against, resulting from, imposed upon or suffered or incurred by TCCC Indemnified Parties by reason of or arising from:

(a) any failure of any representation or warranty of CCE or Splitco set forth in this Agreement or the Employee Matters Agreement or the certificates delivered pursuant to Section 7.3(d) that survives after the Effective Time pursuant to Section 9.1 to be true and correct in all respects as of the date hereof and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case the failure of such representations and warranties to be so true and correct shall be measured as of such earlier date) as such representation or warranty would read if all qualifications to materiality, including each reference to the term North American Business Material Adverse Effect, were deleted therefrom;

(b) the breach of any covenant or agreement of Splitco or, prior to the Effective Time, CCE, contained in this Agreement or the Employee Matters Agreement;

(c) any Other CCE Businesses Liabilities (for the avoidance of doubt, in no event shall Splitco have any obligation under this Section 9.2(c) to the extent TCCC is obligated to indemnify any Splitco Indemnified Party);

(d) any appraisal claim made by a former stockholder of CCE in connection with the transactions contemplated by this Agreement (including 50% of any fees and expenses incurred in connection with the appraisal proceedings); provided that, with respect to amounts actually paid to former stockholders in connection with any such appraisal proceeding, Splitco shall only be liable pursuant to this Section 9.2(d) for amounts actually paid in respect of an appraised value per share up to and including $19.53 per share (the “Appraisal Threshold”) (it being understood that if the appraised value per share actually paid exceeds the Appraisal Threshold, Splitco shall be liable for the allocable portion of the total payment up to and including the Appraisal Threshold); and

(e) any Transaction Expenses payable by CCE or Splitco in accordance with Section 10.1.

9.3 Splitco’s Limitation of Liability. Notwithstanding any provision in this Agreement to the contrary (except for Tax matters which shall be governed by the Tax Sharing Agreement), the obligation of Splitco to indemnify TCCC Indemnified Parties pursuant to (A) Section 9.2(a) against any Losses sustained by reason of any claim with respect to the breach of a representation or warranty (other than Losses (i) arising out of, relating to or resulting from breaches or inaccuracies of any Fundamental Representation or (ii) arising out of or resulting from fraud or willful material breach by Splitco or, prior to the Effective Time, CCE (such Losses in (i) and (ii), collectively, the “Splitco Uncapped Claims”)) or (B) Section 9.2(b) against any Losses sustained by reason of any claim with respect to the breach by CCE or Splitco of a covenant, shall be limited to claims as to which a TCCC Indemnified Party has given Splitco written notice, setting forth therein in reasonable detail the basis for such claim, on or prior to the termination of such representation or warranty or covenant pursuant to Section 9.1 hereof; provided, however, that the provisions for indemnification contained in Section 9.2(a) (other than for Losses constituting Splitco Uncapped Claims) shall be effective only after the aggregate amount of all such claims which are so indemnifiable exceeds an amount equal to two hundred million dollars ($200,000,000) (the “Basket”), and only to the extent of such excess; provided further that Splitco shall not be liable to any TCCC Indemnified Party for any particular claim under Section 9.2(a) (other than for Losses constituting Splitco Uncapped Claims), unless the amount of such claim exceeds one hundred thousand dollars ($100,000) (the “De Minimis Amount”) and is in excess of any reserves reflected on the Audited CCE 2009 Financial Statements with respect to such Losses and all such Losses in respect of any claim or series of related claims which total less than the De Minimis Amount or which have not exceeded any relevant reserve shall be excluded in their entirety from calculations with respect to the Basket or Cap, and the TCCC Indemnified Parties shall have no recourse for such Losses. Notwithstanding any other provision of this Agreement, in no event shall the aggregate amount of all indemnification payments for which Splitco is liable pursuant to Section 9.2(a) (other than for Losses constituting Splitco Uncapped Claims), exceed an amount equal to two hundred fifty million dollars ($250,000,000) (the “Cap”).

9.4 TCCC’s Agreement to Indemnify. From and after the Closing, upon the terms and subject to the conditions of this Article IX, TCCC shall indemnify, defend and hold harmless Splitco, its Affiliates (excluding CCE and the North American Business Subsidiaries) and their respective officers, directors, and employees (the “CCE Indemnified Parties”) from and against all Losses asserted against, resulting from, imposed upon or suffered or incurred by CCE Indemnified Parties by reason of or arising from:

(a) any failure of any representation or warranty of TCCC set forth in this Agreement, the Employee Matters Agreement or the certificates delivered pursuant to Section 7.2(c) that survives after the Effective Time pursuant to Section 9.1 to be true and correct in all respects as of the date hereof and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case the failure of such representations and warranties to be so true and correct shall be measured as of such earlier date) as such representation or warranty would read if all qualifications to materiality were deleted therefrom;

(b) the breach of any covenant or agreement of TCCC or Merger Sub contained in this Agreement or the Employee Matters Agreement;

(c) any North American Business Liability (for the avoidance of doubt, in no event shall TCCC have any obligation under this Section 9.4(c) to the extent Splitco is obligated to indemnify any TCCC Indemnified Party);

(d) with respect to amounts actually paid to former stockholders of CCE in connection with an appraisal proceeding in connection with the transactions contemplated by this Agreement, TCCC shall only be liable pursuant to this Section 9.4(d) for amounts actually paid in respect of an appraised value per share in excess of the Appraisal Threshold (it being understood that if the appraised value per share actually paid exceeds the Appraisal Threshold, TCCC shall only be liable for the allocable portion of the total payment in excess of the Appraisal Threshold) and 50% of any fees and expenses incurred in connection with the appraisal proceedings); and

(e) any Transaction Expenses payable by TCCC in accordance with Section 10.1.

9.5 TCCC’s Limitation of Liability. Notwithstanding any provision in this Agreement to the contrary (except for Tax matters which shall be governed by the Tax Sharing Agreement), the obligation of TCCC to indemnify CCE Indemnified Parties pursuant to (A) Section 9.4(a) hereof, against any Losses sustained by reason of any claim with respect to the breach of a representation or warranty (other than Losses (i) arising out of, relating to or resulting from breaches or inaccuracies of any Fundamental Representation or (ii) arising out of or resulting from fraud or willful material breach by TCCC (such Losses in (i) and (ii), collectively, the “TCCC Uncapped Claims”)) or (B) Section 9.4(b) against any Losses sustained by reason of any claim with respect to the breach by TCCC of a covenant shall be limited to claims as to which a CCE Indemnified Party has given TCCC written notice, setting forth therein in reasonable detail the basis for such claim, on or prior to the termination of such representation, warranty or covenant pursuant to Section 9.1 hereof; provided, however, that the provisions for indemnification contained in Section 9.4(a) (other than for Losses constituting TCCC Uncapped Claims) shall be effective only after the aggregate amount of all such claims which are so indemnifiable exceed the Basket, and only to the extent of such excess; provided further that TCCC shall not be liable to any CCE Indemnified Party for any particular claim under Section 9.4(a) (other than for Losses constituting TCCC Uncapped Claims) unless the amount of such claim exceeds the De Minimis Amount and all such Losses in respect of any claim or series of related claims which total less than the De Minimis Amount shall be excluded in their entirety from calculations with respect to the Basket or Cap, and the CCE Indemnified Parties shall have no recourse for such Losses. Notwithstanding any other provision of this Agreement, in no event shall the aggregate amount of all indemnification payments for which TCCC is liable pursuant to Section 9.4(a) (other than for Losses constituting TCCC Uncapped Claims) exceed an amount equal to the Cap.

9.6 Third-Party Claims. Except for Tax matters which shall be governed solely by the Tax Sharing Agreement, the obligations and liabilities of Splitco and TCCC with respect to any claims made by the TCCC Indemnified Parties and the CCE Indemnified Parties, respectively, which arise or result from claims for Losses made by third parties (“Third-Party Claim”), shall be subject to the following terms and conditions:

(a) The indemnified party shall give the indemnifying party prompt written notice of any such Third-Party Claim; provided, however, that (i) failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been materially prejudiced as a result of such failure; and (ii) the indemnifying party shall have the right, after it acknowledges in writing to the indemnified party its obligation to indemnify the indemnified party hereunder, to undertake the defense thereof by counsel reasonably satisfactory to the indemnified party at the indemnifying party’s sole expense; provided, that if the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense;

(b) Within thirty (30) Business Days following the receipt of notice of a Third-Party Claim, if the indemnifying party has not assumed the defense of such Third-Party Claim or has declined to assume the defense of such Third-Party Claim in writing, the indemnified party shall (upon further written notice to the indemnifying party) have the right to undertake the defense, compromise or settlement of such Third-Party Claim on behalf of and for the account and risk of the indemnifying party subject to the right of the indemnifying party to assume the defense of such Third-Party Claim at any time prior to settlement, compromise or final determination thereof (subject to Section 9.6(a)(ii)); and

(c) Notwithstanding any provision in this Article IX to the contrary, without the prior written consent of the indemnified party (which consent shall not be unreasonably, withheld, conditioned or delayed), the indemnifying party shall not admit any liability with respect to, or settle, compromise or discharge, any Third-Party Claim or consent to the entry of any judgment with respect thereto, except in the case of any settlement that (i) includes as an unconditional term thereof the delivery by the claimant or plaintiff to the indemnified party of a written unconditional release from all liability in respect of such Third-Party Claim and (ii) provides solely for monetary relief and does not otherwise involve or purport to bind or limit the indemnified party. In addition, if the indemnifying party shall have assumed the defense of the Third-Party Claim, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, any Third-Party Claim or consent to the entry of any judgment with respect thereto, without the prior written consent of the indemnifying party (which consent shall not be unreasonably withheld, conditioned or delayed), and the indemnifying party will not be subject to any liability for any such admission, settlement, compromise, discharge or consent to judgment made by an indemnified party without such prior written consent of the indemnifying party.

9.7 Other Claims. In the event any indemnified party should have a claim against any indemnifying party under Section 9.2 or 9.4 hereof that does not involve a Third-Party Claim being asserted against or sought to be collected from such indemnified party, the indemnified party shall, as promptly as practicable after discovery of such claim, deliver written notice of such claim to the indemnifying party. The failure by any indemnified party to so notify the indemnifying party shall not relieve the indemnifying party from any liability which it may have to such indemnified party under Section 9.2 or 9.4 hereof, except to the extent that the indemnifying party demonstrates that it has been materially prejudiced by such failure. If the indemnifying party does not notify the indemnified party within thirty (30) Business Days following its receipt of such notice that the indemnifying party disputes its liability to the indemnified party under Section 9.2 or 9.4 hereof, such claim specified by the indemnified party in such notice shall be conclusively deemed a liability of the indemnifying party under Section 9.2 or 9.4 hereof, and the indemnifying party shall pay the amount of such liability to the indemnified party on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined. If the indemnifying party has timely disputed its liability with respect to such claim, as provided above, the indemnifying party and the indemnified party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation pursuant to Section 10.9 hereof.

9.8 Sole Remedy; Other Limitations; etc.

(a) TCCC and Splitco acknowledge and agree that, if the Closing occurs, their sole and exclusive monetary remedy (other than for fraud or willful material breach or misrepresentation) following the Closing with respect to any and all claims (whether Third-Party Claims or otherwise) relating to the subject matter of this Agreement shall be pursuant to the provisions set forth in the Ancillary Agreements, Section 6.23 and this Article IX; provided, however, that nothing contained herein shall prevent an indemnified party from pursuing non-monetary remedies as may be available to such party under applicable Law in the event of a party’s failure to comply with its obligation hereunder.

(b) Any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement. Nothing in this Article IX is intended to entitle any party to recover any amounts in connection with this Article IX to the extent that such party or any of its Affiliates has already recovered such amount pursuant to this Agreement or any Ancillary Agreement, including as a result of any payments in respect of Adjusted Net Working Capital pursuant to Section 6.23.

(c) TCCC and Splitco agree that any payment made among the parties pursuant to Section 6.23 or this Article IX shall be treated, to the extent permitted by Law, for all Tax purposes as a non-taxable payment made immediately prior to the Closing. Any indemnification payments under this Agreement for indemnifiable Losses shall be paid net of (or, in the case of a Tax detriment, increased by) (i) any insurance proceeds actually recovered by the indemnified party with respect to such Losses, minus an amount equal to (x) the amount of the net after tax cost of insurance premiums paid by the indemnified party in the same policy year as the claim for such Losses for the insurance policy under which such insurance proceeds are recovered multiplied by (y) a fraction, the numerator of which shall be the amount of such insurance proceeds actually recovered and the denominator of which shall be the total coverage amount of the insurance policy under which such insurance proceeds are recovered; (ii) any indemnity, contribution or other similar payment received by the indemnified party or its Affiliates from any third party with respect to such Losses, minus the amount of reasonable out-of-pocket expenses actually incurred and necessary to recover such third party payment; and (iii) any Tax benefit or Tax detriment to the indemnified party or its Affiliates as set forth in Section 9.10. In the event that an applicable insurance or other recovery is received by any indemnified party with respect to any indemnification payment for which any such Person has been indemnified under this Agreement, then a refund equal to the aggregate amount of such applicable recovery with respect to such indemnification payment shall be made promptly to the indemnifying party.

(d) With respect to Losses arising out of or resulting from any breach of Section 4.21, including any such Losses arising out of or resulting from the Cleanup of any Release or threatened Release of Hazardous Materials on, from or adjacent to any Real Property, such Losses shall only include amounts to the extent required by a Governmental Entity or required by an applicable Environmental Law and incurred in the most cost-effective and commercially reasonable manner for achieving compliance with applicable Environmental Laws or directives of a Governmental Entity, applicable to the use of the property involved at the Effective Time, including where authorized the use of engineering or institutional controls such as deed restrictions and other land use restrictions. Splitco shall have no obligation to provide indemnification for any such Losses to the extent they arise from or as a consequence of any (i) changes in Environmental Law coming into effect subsequent to the Effective Time, (ii) any voluntary disclosure subsequent to the Effective Time by a TCCC Indemnified Party, or (iii) sampling, testing or analysis of any environmental media by or on behalf of any TCCC Indemnified Party on or after the Effective Time which is not required by an Environmental Law or by a Governmental Entity.

(e) After the Effective Time, each indemnified party shall use commercially reasonable efforts to mitigate any Losses upon becoming aware of any event that would reasonably be expected to give rise thereto, including by seeking to collect or recover any available third party insurance proceeds and any indemnity, contribution or other similar payment available to the indemnified party or its Affiliates from any third party with respect to any such Losses (it being understood that the obligation to use commercially reasonable efforts to collect or recover any third party insurance proceeds or payments available from third parties shall not require the indemnified party to commence any litigation proceedings against any such third party); provided that the indemnified party’s inability to collect or recover any such insurance proceeds or payments from third parties shall not limit or delay the indemnifying party’s obligations hereunder. Any Losses incurred in contravention of this subsection shall not be recoverable hereunder by the relevant indemnified party.

(f) Any insurer that would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or, solely by virtue of the indemnification and contributions provisions hereof, have any subrogation rights with respect thereto.

9.9 Exclusivity of Tax Sharing Agreement. Notwithstanding anything herein to the contrary, the Tax Sharing Agreement constitutes the complete and exclusive agreement of the parties with respect to indemnification for Tax matters. Any conflict between the terms of the Tax Sharing Agreement and any provision of this Agreement, or any provision of any other agreement, shall be resolved in favor of the Tax Sharing Agreement, unless such other provision expressly provides that it shall be given priority over the Tax Sharing Agreement.

9.10 Offset against Tax Benefits. All indemnification payments under this Agreement shall be reduced to take account of the present value of any net Tax benefit (including, but not limited to, any current or future deductions, any reduction of income or gain upon a sale, disposition, conveyance, license or other similar transaction as a result of increased Tax basis, any Tax refunds received, any use of a credit of Taxes and any increase in the amount of losses, reliefs, allowances or other similar Tax attributes) and shall be increased to take account of the present value of any net Tax detriment realized by the indemnified party or its Affiliates in connection with or otherwise arising (directly or indirectly) from an indemnified Loss, including, without limitation, any Tax detriment resulting from an indemnification payment for such Loss. Upon the written request of the indemnifying party, the indemnified party shall provide the amount of the net Tax benefit and/or Tax detriment realized by the indemnified party in connection with or otherwise arising (directly or indirectly) from an indemnified Loss together with reasonable detail with respect to such calculation. In computing the amount of any such net Tax benefit and/or Tax detriment, the indemnified party shall be deemed to recognize all other items of income, gain, loss, deduction or credit (other than carryback items) before recognizing any item arising from the receipt of any indemnification payment hereunder or from a Tax Controversy. The indemnified party shall cooperate fully with all commercially reasonable requests from the indemnifying party in connection with determining the present value of such net Tax benefit and/or Tax detriment.

ARTICLE X

MISCELLANEOUS

10.1 Fees and Expenses. To the extent addressed in Schedule D, the Transaction Expenses shall be paid by the parties hereto as specified on Schedule D; provided, however, that Schedule D and this Section 10.1 shall not apply to Tax matters, which shall be governed by the Tax Sharing Agreement. Except as otherwise provided in Schedule D or the Tax Sharing Agreement, whether or not the Transactions are consummated, TCCC shall pay (or cause to be paid) all fees and expenses incurred by it or on its behalf or by or on behalf of any of its Subsidiaries, and CCE shall pay (or cause to be paid) all fees and expenses incurred by it or on its behalf or by or on behalf of any of its Subsidiaries; provided that from and after the Effective Time such obligations of CCE shall become an obligation of Splitco.

10.2 Interest. Any payment required to be paid pursuant to this Agreement that is not paid by the 30th day after such payment is due shall accrue interest from and including such 30th day after the due date to and including the date of payment at the rate of one-month LIBOR plus 25 basis points per annum.

10.3 Notices. All notices, requests, claims, demands and other communications hereunder required to be delivered in writing shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Splitco or CCE (before the Effective Time), to:

Coca-Cola Enterprises Inc.

2500 Windy Ridge Parkway

Atlanta, GA 30339

Fax: (770) 989-3784

Attention: John Parker

with a copy, which shall not constitute notice, to:

Cahill Gordon & Reindel LLP

80 Pine Street

New York, NY 10005

Fax: (212) 269-5420

Attention: Gerry Meistrell

                 Jonathan Mark

                 Helene Banks

If to TCCC, CCE (after the Effective Time) or Merger Sub, to:

The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, GA 30313

Fax: (404) 676-8621

Attention: Chief Financial Officer

with a copy, which shall not constitute notice, to:

The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, GA 30313

Fax: (404) 515-2540

Attention: General Counsel

and with a copy, which shall not constitute notice, to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Fax: (212) 735-2000

Attention: Martha E. McGarry

                 Sean C. Doyle

10.4 Entire Agreement; Modification.

(a) The agreement of the parties, which consists of this Agreement, the CCE Disclosure Letter, the TCCC Disclosure Letter, the Ancillary Agreements, to the extent entered into, and the exhibits schedules and other documents referred to herein which form a part hereof (including, the Confidentiality Agreement referred to in Section 6.8 hereof), sets forth the entire agreement and understanding between the parties and supersedes any prior agreement or understanding, written or oral, relating to the subject matter of this Agreement.

(b) Subject to compliance with applicable Laws, this Agreement may be modified and/or amended with respect to any provision contained herein at any time by written action of CCE, Splitco and TCCC at any time before or after receipt of the Required CCE Vote; provided, however, that after the receipt of the Required CCE Vote there may not be, without further approval of the stockholders of CCE, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered to the holders of CCE Common Stock hereunder or which, by applicable Law, requires the further approval of such stockholders.

10.5 Waiver. Any term or condition hereof may be waived at any time by the party hereto that is entitled to the benefits thereof by a written instrument duly executed on behalf of such party. The failure of a party to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision nor shall it in any way affect the validity of this Agreement or the right of such party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

10.6 Assignment; Binding Effect; Severability. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be transferred, assigned or delegated by any of the parties hereto, in whole or in part, without the prior written consent of the other parties, and any attempt to make any such transfer, assignment or delegation without such consent shall be null and void. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors, legal representatives and permitted assigns of the parties hereto. The provisions of this Agreement are severable, and in the event that any one or more provisions are deemed illegal or unenforceable the remaining provisions shall remain in full force and effect unless the deletion of such provision shall cause this Agreement to become materially adverse to any party, in which event the parties shall use commercially reasonable efforts to arrive at an accommodation that best preserves for the parties the benefits and obligations of the offending provision.

10.7 Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Transactions, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction as provided in Section 10.9 to compel performance of such party’s obligations and to the granting by any such court of the remedy of specific performance of its obligations hereunder without proof of actual damages and without any requirement for the securing or posting of any bond. Such remedy shall not be deemed to be the exclusive remedy for a party’s breach of its obligations but shall be in addition to all other remedies available at law or equity.

10.8 Governing Law. This agreement shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware, without giving effect to the conflicts of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

10.9 Consent to Jurisdiction. The parties irrevocably submit to the exclusive jurisdiction of (a) the Delaware Court of Chancery, and (b) any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), for the purposes of any Action arising out of this Agreement or the Transactions (and each agrees that no such Action relating to this Agreement or the Transactions shall be brought by it except in such courts). The parties irrevocably and unconditionally waive (and agree not to plead or claim) any objection to the laying of venue of any Action arising out of this Agreement or the Transactions in (i) the Delaware Court of Chancery, or (ii) any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) or that any such Action brought in any such court has been brought in an inconvenient forum. Each of the parties hereto also agrees that any final and non-appealable judgment against a party hereto in connection with any Action shall be conclusive and binding on such party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.

10.10 Waiver of Jury Trial. Each party hereby waives, and agrees to cause each of its Affiliates to waive, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any Action directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each party (a) certifies that no Representative of the other party has represented, expressly or otherwise, that such other party would not, in the event of an Action, seek to enforce the foregoing waiver and (b) acknowledges that it and the other party hereto have been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 10.10.

10.11 Third Party Beneficiaries. No provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder (except as set forth in the Tax Sharing Agreement, Section 6.19 and in Article IX with respect to TCCC Indemnified Parties and CCE Indemnified Parties).

10.12 Counterparts. This Agreement may be executed in separate counterparts (including by facsimile), each of which when so executed and delivered shall be deemed an original and all of which together shall constitute one and the same instrument.

10.13 Limitation on Damages. Notwithstanding anything to the contrary contained herein, no Party shall be liable to or otherwise responsible to any other Party hereto or any Affiliate of any other Party hereto for any damages including, exemplary, punitive, consequential, incidental, indirect or special damages or lost profits that arise out of or relate to a breach of any covenant or agreement in this Agreement under any and all theories of liability in an amount that exceeds $200,000,000 (or $150,000,000 if the damages arise out of a breach of a covenant that is within the Knowledge of CCE or Knowledge of TCCC, as applicable prior to the Effective Time but for which such party has failed to provide prompt written notice to the other) plus related actual out-of-pocket expenses; provided that, (a) if any party hereto shall have acted in willful and reckless disregard of its obligations set forth in this Agreement, or (b) any party shall have failed to cure by the Termination Date a breach of a covenant or agreement for which the other party has provided prompt written notice, then the other party shall be entitled to pursue any remedy it has at law including to seek any and all damages (without limitation in amount) including exemplary, punitive, consequential, incidental, indirect or special damages or lost profits or under any other theory of liability.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

COCA-COLA ENTERPRISES INC.

By:		/s/ John F. Brock

	Name:	John F. Brock
	Title:	Chairman and Chief Executive Officer

INTERNATIONAL CCE, INC.

By:		/s/ John F. Brock

	Name:	John F. Brock
	Title:	Chief Executive Officer

THE COCA-COLA COMPANY

By:		/s/ Gary P. Fayard

	Name:	Gary P. Fayard
	Title:	Chief Financial Officer and Executive Vice President

COBALT SUBSIDIARY LLC

By:		/s/ Gary P. Fayard

	Name:	Gary P. Fayard
	Title:	Chief Financial Officer and Vice President

EXHIBIT I

TAX SHARING AGREEMENT

This Tax Sharing Agreement (the “Agreement”) is entered into as of February 25, 2010 by and among Coca-Cola Enterprises Inc., a Delaware corporation (“CCE”), International CCE, Inc., a Delaware corporation (“Splitco”), and The Coca-Cola Company, a Delaware corporation (“TCCC” and together with CCE and Splitco, each a “Party” and collectively, the “Parties”). Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings ascribed to such terms in the Business Separation and Merger Agreement, dated as of February 25, 2010, between CCE, Splitco, TCCC and Cobalt Subsidiary LLC, a Delaware limited liability company (the “Merger Agreement”).

RECITALS

WHEREAS, CCE is the common parent corporation of an affiliated group of corporations, within the meaning of Section 1504(a) of the Code, that has filed consolidated federal income Tax Returns;

WHEREAS, Splitco is a wholly-owned subsidiary of CCE;

WHEREAS, the Parties desire to (i) restructure CCE’s businesses so that all equity interests directly or indirectly owned by it in entities engaged in businesses other than the North American Business (the “Other CCE Businesses”) shall be owned, directly or indirectly, by Splitco, and (ii) convert all shares of CCE Common Stock, except for any such shares owned by TCCC or CCE, into shares of Splitco Common Stock and cash;

WHEREAS, the Parties intend that the conversion of shares of CCE Common Stock at the Effective Time pursuant to the Merger will qualify under Sections 355 and 361 of the Code (except as provided in Section 356(b) of the Code); and

WHEREAS, the Parties desire to set forth their rights and obligations with respect to Taxes due for periods before and after the Closing Date.

I-I

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, each of CCE, Splitco and TCCC hereby agrees as follows:

ARTICLE I. DEFINITIONS

1.01 GENERAL. As used in this Agreement, the following terms shall have the following meanings:

“Agreement” shall have the meaning set forth in the Preamble to this Agreement.

“Claim” shall have the meaning set forth in Section 4.02.

“Closing” and “Closing Date” shall have the meanings set forth in the Merger Agreement.

“TCCC” shall have the meaning set forth in the Preamble to this Agreement.

“TCCC Filed Tax Return” shall have the meaning set forth in Section 2.01(a).

“TCCC Tax Opinion” shall mean the written opinion (or opinions) of Skadden, Arps, Slate, Meagher & Flom LLP, to the effect that the distribution of Enterprises KOC Acquisition Company (“Canadian Holdco”) to Bottling Holdings (International) Inc. (“BHI”) will qualify under Section 355 of the Code, the merger of BHI with and into CCE (or with and into a limited liability company wholly owned by, and treated for United States federal income Tax purposes as an entity disregarded from, CCE) will qualify under Section 332 of the Code, the transfers to Splitco will qualify under Section 368(a)(1)(D) of the Code, and the conversion of shares of CCE Common Stock at the Effective Time will qualify under Sections 355 and 361 of the Code (except as provided in Section 356(b) of the Code).

“TCCC Taxes” shall have the meaning set forth in Section 2.03(a).

“CCE” shall have the meaning set forth in the Preamble to this Agreement.

“CCE Group” shall mean (i) CCE and each of its Subsidiaries immediately following the Effective Time and (ii) each Person that becomes a Subsidiary of CCE after the Effective Time.

“CCE Tax Benefits” shall mean the aggregate of (i) 35% of CCE’s and each of its Subsidiaries’ United States federal income tax net operating loss carryovers, and charitable contribution carryovers, and (ii) CCE’s and each of its Subsidiaries’ United States federal income tax carryovers of alternative minimum tax credits, foreign tax credits, general business credits, and jobs credits, in each case determined as of immediately following the end of the Closing Date (taking into account any increase or reduction in such CCE Tax Benefits pursuant to a Final Determination); provided, however, that with respect to any taxable period not ending at the end of the Closing Date, the CCE Tax Benefits shall be calculated as if such taxable period ended at the end of the Closing Date.

“CCE Tax Opinion” shall mean the written opinion (or opinions) of Cahill Gordon & Reindel LLP, to the effect that the distribution of Canadian Holdco to BHI will qualify under Section 355 of the Code, the merger of BHI with and into CCE (or with and into a limited liability company wholly owned by, and treated for United States federal income Tax purposes as an entity disregarded from, CCE) will qualify under Section 332 of the Code, the transfers to Splitco will qualify under Section 368(a)(1)(D) of the Code, and the conversion of shares of CCE Common Stock at the Effective Time will qualify under Sections 355 and 361 of the Code (except as provided in Section 356(b) of the Code).

“Dispute” shall have the meaning set forth in Section 8.01.

“Employee Benefit Tax Item” shall have the meaning set forth in Section 2.03(d).

“Final Determination” shall mean a determination within the meaning of Section 1313 of the Code or any similar provision of state or local Tax Law or any other event (including the execution of a Form 870-AD or any other form having substantially the same effect for purposes of any Tax Law) that finally and conclusively establishes the amount of any liability for Tax.

“Indemnified Party” shall have the meaning set forth in Section 4.02.

“Indemnifying Party” shall have the meaning set forth in Section 4.02.

“Merger Agreement” shall have the meaning set forth in the Preamble to this Agreement.

“Parties” shall have the meaning set forth in the Preamble to this Agreement.

“Post-Closing Period” shall mean any taxable year or other taxable period beginning after the Closing Date and, in the case of any taxable year or other taxable period that begins on or before and ends after the Closing Date, that part of the taxable year or other taxable period that begins at the beginning of the day after the Closing Date.

“Pre-Closing Period” shall mean any taxable year or other taxable period that ends on or before the Closing Date and, in the case of any taxable year or other taxable period that begins on or before and ends after the Closing Date, that part of the taxable year or other taxable period through the close of the Closing Date.

“Private Letter Ruling” shall have the meaning set forth in Section 3.01(a).

“Prohibited Acts” shall have the meaning set forth in Section 3.02.

“Proposed Acquisition Transaction” means a transaction or series of related transactions (or any agreement, understanding, arrangement or substantial negotiations, within the meaning of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder, to enter into a transaction or series of related transactions), as a result of which Splitco or CCE, which for purposes of this definition shall be referred to as the “relevant corporation” (or any successor thereto) would merge or consolidate with any other Person or as a result of which any Person or any group of Persons would (directly or indirectly) acquire, or have the right to acquire (through an option or otherwise) any amount of stock of the relevant corporation, that would, when combined with any other changes in ownership of the stock of the relevant corporation pertinent for purposes of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder, comprise more than forty percent (40%) of the value of all outstanding stock of the relevant corporation as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series. For purposes of determining whether a transaction constitutes an indirect acquisition for purposes of the first sentence of this definition, any recapitalization resulting in a shift of voting power or any redemption of shares of stock (including any redemption of equity of the relevant corporation pursuant to the exception in Section 3.02(iii)) shall be treated as an indirect acquisition of stock by the non-exchanging shareholders. This definition and the application thereof is intended to monitor compliance with Section 355(e) of the Code and the Treasury Regulations promulgated thereunder and shall be interpreted accordingly by the Parties in good faith; provided, however, that this definition shall not be interpreted in any way that will prevent or limit any issuance, disposition, redemption or other transaction with respect to TCCC stock.

“Ruling Request” shall mean the request for the Private Letter Ruling to be submitted to the Internal Revenue Service, including the exhibits attached thereto, and all related supplements.

“Separation Transactions” shall have the meaning set forth in the Merger Agreement; provided, however, that for purposes of this Agreement, the transactions described in Paragraph 9 of Schedule A of the Merger Agreement are Separation Transactions.

“Splitco” shall have the meaning set forth in the Preamble to this Agreement.

“Splitco Filed Tax Return” shall have the meaning set forth in Section 2.01(b).

“Splitco Group” shall mean (i) Splitco and each of its Subsidiaries immediately following the Effective Time and (ii) each Person that becomes a Subsidiary of Splitco after the Effective Time.

“Splitco Taxes” shall have the meaning set forth in Section 2.03(b).

“Straddle Period” shall mean any taxable year or other taxable period that begins on or before and ends after the Closing Date.

“Tax Arbitrator” shall have the meaning set forth in Section 8.01.

“Tax Benefit” shall mean the Tax effect of any item of loss, deduction or credit or any other item that decreases Taxes paid or payable.

“Tax Certificates” shall mean certificates of officers of TCCC, CCE and Splitco, provided to Skadden, Arps, Slate, Meagher & Flom LLP and Cahill Gordon & Reindel LLP in connection with the Tax Opinions.

“Tax Contest” shall have the meaning set forth in Section 5.01.

“Tax Information Packages” shall mean any information required in order to prepare and file any Tax Return.

“Tax Materials” shall mean (A) the Private Letter Ruling, (B) the Tax Opinions, (C) the Ruling Request, (D) the Tax Certificates and (E) any other materials delivered or deliverable in connection with the issuance of the Private Letter Ruling or the rendering of the Tax Opinions.

“Tax Opinions” shall mean the TCCC Tax Opinion and the CCE Tax Opinion.

“Tax Return” shall mean any return, report, certificate, form or similar statement or document (including any related supporting information or schedule attached thereto and any information return, amended Tax return, claim for refund or declaration of estimated Tax) required to be supplied to, or filed with, a Governmental Entity, or any bill for or notice related to ad valorem or other similar Taxes received from a Governmental Entity, in each case, in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Taxing Authority” shall mean any Governmental Entity having jurisdiction over the assessment, determination, collection or imposition of any Tax.

1.02 INTERPRETATION. For all purposes of this Agreement: (i) the terms defined in this Agreement include the plural as well as the singular; (ii) all references in this Agreement to “Preamble”, “Recitals”, “Articles”, “Sections” and other subdivisions are to the designated preamble, recitals, articles, sections and other subdivisions of the body of this Agreement; (iii) pronouns of either gender or neuter include, as appropriate, the other pronoun forms; (iv) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision; (v) “or” is not exclusive; (vi) “including” shall be deemed to be followed by “but not limited to”; and (vii) any definition of or reference to any statute shall be construed as referring also to any rules and regulations promulgated thereunder.

ARTICLE II. TAX RETURNS AND TAX PAYMENTS

2.01 OBLIGATIONS TO FILE TAX RETURNS.

(a) TCCC shall have the sole and exclusive responsibility for the preparation and filing of each Tax Return filed after the Closing Date for any Post-Closing Period or Straddle Period that includes any member of the CCE Group (each, a “TCCC Filed Tax Return”); provided, however, that, except as otherwise required by Law, (w) all TCCC Filed Tax Returns shall be prepared on a basis that is consistent with the Tax Materials and, with respect to TCCC Filed Tax Returns for Straddle Periods, except as provided in Section 3.03, consistent with past practices of CCE, (x) Splitco shall prepare and deliver to TCCC in a manner consistent with past practices of CCE and its Subsidiaries, except as provided in Section 3.03, pro forma Tax Returns and Tax Information Packages with respect to each member of the Splitco Group or portion of the Other CCE Businesses included in, or reflected on, a TCCC Filed Tax Return, no later than ninety (90) days before the due date for the filing of the relevant Tax Return (including any valid extensions), (y) TCCC shall provide to Splitco no later than thirty (30) days in advance of the due date for the filing thereof (including any valid extensions), and Splitco shall have a reasonable opportunity to review and comment on, any such TCCC Filed Tax Return (or the relevant portion thereof) to the extent that (I) such TCCC Filed Tax Return includes any member of the Splitco Group, or (II) Splitco is responsible for any portion of the Taxes reported on such TCCC Filed

Tax Return, and (z) TCCC shall not take any position on any TCCC Filed Tax Return that includes any member of the Splitco Group that (I) would reasonably be expected to result in a “listed transaction” within the meaning of Section 6707A(c)(2) of the Code or any comparable provision of state, local or foreign Tax Law, (II) would reasonably be expected to result in penalties under any applicable Tax Law, or (III) would reasonably be expected to require disclosure under Section 6664 of the Code or any comparable provision of state, local or foreign Tax Law in order to avoid penalties, all without Splitco’s prior written consent, not to be unreasonably withheld, conditioned or delayed. Except as otherwise provided herein (including as provided in Sections 5.03 and 5.04), TCCC shall have the exclusive right to file, prosecute, compromise or settle any claim for, or refund of, Taxes in respect of a TCCC Filed Tax Return for which TCCC bears responsibility hereunder.

(b) Splitco shall have the sole and exclusive responsibility for the preparation and filing of (i) each Tax Return that is required to be filed after the Closing Date that includes (A) any member of the Splitco Group, or (B) any assets or operations of the Other CCE Businesses, that, in each case, is not a TCCC Filed Tax Return and (ii) Tax Returns required to be filed for any Pre-Closing Period that is not a Straddle Period that include any member of the CCE Group (each, a “Splitco Filed Tax Return”); provided, however, that, except as otherwise required by Law, (w) all Splitco Filed Tax Returns shall be prepared on a basis that is consistent with the Tax Materials and, with respect to Splitco Filed Tax Returns for Pre-Closing Periods and Straddle Periods, except as provided in Section 3.03, consistent with past practices of CCE, (x) TCCC shall prepare and deliver to Splitco in a manner consistent with past practices of CCE and its Subsidiaries, except as provided in Section 3.03, pro forma Tax Returns and Tax Information Packages with respect to each member of the CCE Group or portion of the North American Business included in, or reflected on, a Splitco Filed Tax Return, no later than ninety (90) days before the due date for the filing of the relevant Tax Return (including any valid extensions), (y) Splitco shall provide to TCCC no later than thirty (30) days in advance of the due date for the filing thereof (including any valid extensions), and TCCC shall have a reasonable opportunity to review and comment on, any such Splitco Filed Tax Return (or the relevant portion thereof) to the extent that (I) such Splitco Filed Tax Return includes any member of the CCE Group, or (II) TCCC is responsible for any portion of the Taxes reported on such Splitco Filed Tax Return, and (z) Splitco shall not take any position on any Splitco Filed Tax Return that includes any member of the CCE Group that (I) would reasonably be expected to result in a “listed transaction” within the meaning of Section 6707A(c)(2) of the Code or any comparable provision of state, local or foreign Tax Law, (II) would reasonably be expected to result in penalties under any applicable Tax Law, or (III) would reasonably be expected to require disclosure under Section 6664 of the Code or any comparable provision of state, local or foreign Tax Law in order to avoid penalties, all without TCCC’s prior written consent, not to be unreasonably withheld, conditioned or delayed. Except as otherwise provided herein (including as provided in Sections 5.02 and 5.04), Splitco shall have the exclusive right to file, prosecute, compromise or settle any claim for, or refund of, taxes in respect of a Splitco Filed Tax Return for which Splitco bears responsibility hereunder.

2.02 OBLIGATION TO REMIT TAXES. Subject to Section 2.01 and subject to the ultimate division of responsibility for Taxes set out in Section 2.03, the CCE Group and the Splitco Group shall each remit or cause to be remitted to the applicable Governmental Entity in a timely manner any Taxes due in respect of any Tax Return that such Party is required to file (or, in the case of a Tax for which no Tax Return is required to be filed, which is otherwise payable by such Party or a member of such Party’s group to any Governmental Entity). In the case of any TCCC Filed Tax Return or Splitco Filed Tax Return, for which the Party not required to file such Tax Return is obligated under this Agreement to pay all or a portion of the Taxes reported as due on such Tax Return, the Party filing such Tax Return shall notify the other Party, in writing, of its obligation to pay such Taxes and the Party receiving such notice shall pay such amount to the Party filing such Tax Return in accordance with the notice and payment provisions contained in ARTICLE IV.

2.03 TAX SHARING OBLIGATIONS AND PRIOR AGREEMENTS.

(a) Except as provided in Section 4.01, TCCC and the members of the CCE Group shall be responsible for the payment of (and shall be entitled to any refund of, whether received in cash or applied against future Tax obligations) (i) all Taxes for any Post-Closing Period attributable to any member of the CCE Group or the North American Business, other than (A) Taxes arising as a result of the Separation Transactions (including the Merger), or any transaction incidental thereto entered into for the purpose of effecting the Separation Transactions, as mutually agreed by the Parties, except to the extent such Taxes are described in clause (ii) or arise as a result of any breach of any covenant or any other obligation contained in the Tax Materials or this Agreement or the Merger Agreement by TCCC or any of its Subsidiaries or, following the Effective Time, any member of the CCE Group, and (ii) 50% of any Taxes arising as a result of the Merger not qualifying under Section 355 of the Code, to the extent such Taxes do not arise as a result of any breach of any covenant or any other obligation contained in the Tax Materials or this Agreement by TCCC, Splitco or any of their Subsidiaries (collectively, the “TCCC Taxes”).

(b) Except as provided in Section 4.01, Splitco and the members of the Splitco Group shall be responsible for the payment of (and shall be entitled to any refund of, whether received in cash or applied against future Tax obligations) (i) all Taxes attributable to any member of the Splitco Group or the Other CCE Businesses, (ii) all Taxes for any Pre-Closing Period attributable to any member of the CCE Group or the North American Business, (iii) 50% of any Taxes arising as a result of the Merger not qualifying under Section 355 of the Code, to the extent such Taxes do no arise as a result of any breach of any covenant or any other obligation contained in the Tax Materials or this Agreement by TCCC, Splitco or any of their Subsidiaries, and (iv) the Taxes described in Section 2.03(a)(i)(A) (collectively, the “Splitco Taxes”).

(c) In order to apportion appropriately any Taxes relating to a tax period that would otherwise be a Straddle Period between the portion of such period ending as of the end of the Closing Date and the portion of such period beginning after the Closing Date, the Parties shall, to the extent permitted under applicable Law, elect with the relevant Governmental Entity to treat for all Tax purposes the Closing Date as the last day of a taxable year (in which case such period will not be a Straddle Period). In the case of any Taxes for a Straddle Period for which such election to close the taxable year is not permitted, the portion of such Taxes that is allocable to the portion of the Straddle Period ending as of the end of the Closing Date shall be: (i) in the case of ad valorem or similar Taxes that are imposed on a periodic basis, an amount equal to the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the Straddle Period prior to and including the Closing Date and the denominator of which is the number of days in the entire relevant Straddle Period, and (ii) in the case of Taxes not described in (i) (such as Taxes that are either (A) based upon or related to income or receipts, or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)), deemed equal to the amount that would be payable if the Taxable Year ended on and included the Closing Date. Any income, deductions, gains or losses recognized on transactions not in the ordinary course of business on or prior to the Effective Time will be allocated to the Pre-Closing Period, and any income, deductions, gains or losses recognized on any transactions not in the ordinary course of business after the Effective Time (including after the Effective Time but on the Closing Date) will be allocated to the Post-Closing Period.

(d) Notwithstanding anything else to the contrary contained herein, in the Merger Agreement or in any Ancillary Agreement, the Parties agree to allocate the Tax Benefits resulting from the employee benefit items set forth on Schedule 2.03(d) (“Employee Benefit Tax Items”) in accordance therewith. Unless and until there has been a Final Determination to the contrary or a change in Law as a result of which there is not substantial authority in support of such allocation, each Party agrees not to take any position on any Tax Return, in connection with any Tax Contest or otherwise that is inconsistent with the allocation of Employee Benefit Tax Items between the CCE Group and the Splitco Group as set forth in this Section 2.03(d). To the extent that the Party entitled under applicable Law to an Employee Benefit Tax Item is determined, pursuant to a Final Determination or a change in Law as a result of which there is not substantial authority in support of the agreed allocation as provided in Schedule 2.03(d), to be other than the Party entitled to such Employee Benefit Tax Item under Schedule 2.03(d), the Party entitled to such Employee Benefit Tax Item under applicable Law shall pay the other Party the amount of any Tax Benefit actually realized with respect to such Employee Benefit Tax Item within thirty (30) days following the filing date of a Tax Return which reflects the realization of such Tax Benefit item.

(e) Except as set forth in this Agreement and in consideration of the mutual indemnities and other obligations in this Agreement, (i) any and all prior Tax sharing or allocation agreements or practices between any member of the CCE Group, on one hand, and any member of the Splitco Group, on the other hand, shall be terminated as of or before the Effective Time, and no member of one group shall have any continuing rights or obligations thereunder with respect to any member of the other group and (ii) any and all powers of attorney with respect to any member of the CCE Group shall be terminated as of or before the Effective Time, and no member of the CCE Group shall have any continuing obligations thereunder.

2.04 AMENDED RETURNS.

(a) Splitco shall not, and shall not permit any member of the Splitco Group, to file any amended Tax Return that includes any member of the CCE Group or any of the assets or operations of the North American Business for any taxable period without the consent of TCCC, not to be unreasonably withheld, conditioned or delayed; provided, however, that notwithstanding anything herein to the contrary, Splitco and all members of the Splitco Group shall be permitted to file any amended Tax Return required to be filed for purposes of implementing the actions permitted under Paragraph I(B) of Schedule 3.03 or in order to reduce, eliminate or offset any additional income or Taxes resulting from such permitted actions. TCCC shall provide a response to a request for such consent from Splitco within fifteen (15) Business Days following the receipt of such request. Receipt of consent by Splitco or a member of the Splitco Group from TCCC under the provisions of this Section 2.04(a) shall not limit or modify Splitco’s continuing indemnification obligation under Section 4.01(b).

(b) TCCC shall not, and shall not permit any member of the CCE Group, to file any amended Tax Return that includes (i) any member of the Splitco Group or any of the assets or operations of the Other CCE Businesses for any taxable period or (ii) any member of the CCE Group or any of the assets or operations of the North American Business for any Pre-Closing Period or any Straddle Period, in each case without the consent of Splitco, not to be unreasonably withheld, conditioned or delayed. Splitco shall provide a response to a request for such consent from TCCC within fifteen (15) Business Days following the receipt of such request. Receipt of consent by TCCC or a member of the CCE Group from Splitco under the provisions of this Section 2.04(b) shall not limit or modify CCE’s continuing indemnification obligation under Section 4.01(a).

2.05 TRANSFER TAXES. Notwithstanding anything contained in this Agreement to the contrary, all documentary, sales, use, registration, value added, transfer, stamp and similar Taxes incurred in connection with the transactions described in the first sentence of Paragraph 3, and in Paragraph 9 of Schedule A of the Merger Agreement (collectively, “Transfer Taxes”) shall be borne 50% by TCCC and its subsidiaries following the Effective Time and 50% by Splitco and its subsidiaries following the Effective Time. The Party required by Law to file any Tax Returns with respect to any such Transfer Taxes shall prepare and file such Tax Returns and pay such Transfer Taxes to the appropriate Taxing Authority. TCCC (or any of its Subsidiaries following the Effective Time) shall pay by wire transfer to Splitco and Splitco (or any of its Subsidiaries following the Effective Time) shall pay by wire transfer to TCCC the payor’s share of the Transfer Taxes which are payable with Tax Returns to be filed by the other Party (or any of its Subsidiaries following the Effective Time) at least three days prior to the due date for the payment of such Transfer Taxes.

ARTICLE III. REPRESENTATIONS AND COVENANTS

3.01 PRIVATE LETTER RULING AND TAX OPINIONS.

(a) The Parties shall, and shall cause their Subsidiaries to, use their reasonable best efforts to obtain a private letter ruling from the Internal Revenue Service, in form and substance satisfactory to TCCC, CCE and Splitco, to the effect, among other things, that the distribution of Canadian Holdco to BHI will qualify under Section 355 of the Code, the merger of BHI with and into CCE (or with and into a limited liability company wholly owned by, and treated for United States federal income Tax purposes as an entity disregarded from, CCE) will qualify under Section 332 of the Code, the transfers to Splitco will qualify under Section 368(a)(1)(D) of the Code, and the conversion of shares of CCE Common Stock at the Effective Time pursuant to the Merger will qualify under Sections 355 and 361of the Code (except as provided in Section 356(b) of the Code) (the “Private Letter Ruling”), as soon as practicable after the date of this Agreement. The Parties shall cooperate in good faith in determining any additional issues or matters required to be addressed by the Private Letter Ruling. CCE shall be responsible in the first instance for the preparation and filing of the Ruling Request and all related correspondence, provided, however, that no submissions shall be submitted without TCCC’s approval, such approval not to be unreasonably withheld, conditioned or delayed. CCE and TCCC shall use their reasonable best efforts to assure that the Ruling Request is filed with the Internal Revenue Service not later than 30 days after public announcement of the proposed transaction. TCCC shall be provided drafts of all submissions a reasonable period in advance of submission, to review, comment upon and approve, materials prepared by CCE. The filing Party shall provide the other Party copies of the Ruling Request and all other memoranda, correspondence or other submissions as filed with the Internal Revenue Service promptly following the filing thereof. Each of CCE and TCCC shall have the right to participate fully in the process of obtaining the Private Letter Ruling, including attending meetings and participating in conference calls with the Internal Revenue Service. Each of CCE and TCCC shall use its reasonable best efforts to cause its respective Affiliates, employees, accountants, counsel and other representatives to cooperate with the other Party and its representatives in obtaining the Private Letter Ruling, including by (i) participating in meetings and conference calls with the Internal Revenue Service, (ii) assisting in the preparation of all memoranda, ruling requests, correspondence and other submissions that are deemed reasonably necessary or desirable by either Party in connection with obtaining the Private Letter Ruling, (iii) executing and delivering customary documents and instruments (such as penalties of perjury statements) that are deemed reasonably necessary by either Party in connection with obtaining the Private Letter Ruling, and (iv) taking other actions reasonably necessary in connection with obtaining the Private Letter Ruling.

(b) Each of the Parties shall use its reasonable best efforts to obtain the Tax Opinions. In connection with the foregoing, each of the Parties shall (i) furnish its respective Tax Certificate (or Tax Certificates) to Skadden, Arps, Slate, Meagher & Flom LLP and Cahill Gordon & Reindel LLP on a timely basis, executed by an authorized officer of such Party, in form and substance reasonably satisfactory to Skadden, Arps, Slate, Meagher & Flom LLP and Cahill Gordon & Reindel LLP and (ii) otherwise cooperate in connection with obtaining the Tax Opinions.

(c) From and after the date of this Agreement, each of the Parties agrees that it shall (i) effect the Separation Transactions (including the Merger), or any transaction incidental thereto entered into for the purpose of effecting the Separation Transactions, as mutually agreed by the Parties, in a manner that is consistent with the Tax Materials, (ii) comply with, and shall cause its Subsidiaries to comply with, the representations made in connection with the Private Letter Ruling, the Tax Opinions, and the Tax Certificates, and not take, or fail to take, and prevent any of its Subsidiaries from taking, or failing to take, any action, which action or failure to act would be likely to, or does invalidate, directly or indirectly, any of the conclusions contained in the Private Letter Ruling or the Tax Opinions whether or not such action or failure to act is otherwise permitted pursuant to this Agreement and (iii) not take or fail to take, and prevent any of its Subsidiaries from taking, or failing to take, any action, which action or failure to act is inconsistent with any representation, statement or covenant made in the Private Letter Ruling, its respective Tax Certificate, or in connection with the Private Letter Ruling or the Tax Opinions.

3.02 OPINION OR PRIVATE LETTER RULING REQUIREMENT FOR MAJOR TRANSACTIONS. TCCC (on behalf of itself and all members of the CCE Group) and Splitco (on behalf of itself and all members of the Splitco Group) hereby covenant and agree that no member of the CCE Group or the Splitco Group, respectively, will take or permit to be taken within two (2) years of the Effective Time the following actions: (i) any Proposed Acquisition Transaction or approval of any Proposed Acquisition Transaction for any purpose; (ii) the issuance of any CCE equity or Splitco equity, respectively, or rights to acquire any CCE or Splitco equity (other than (A) any such issuance qualifying under Treasury Regulations Section 1.355-7(d)(8) in connection with the performance of services, or (B)

any issuances which, in the aggregate, would not result in a Proposed Acquisition Transaction); (iii) redemptions or repurchases of any CCE equity or Splitco equity, respectively (except to the extent consistent with the requirements of Rev. Proc. 96-30, 1996-1 C.B. 696, and statements made with respect thereto in the Ruling Request and the Private Letter Ruling); (iv) recapitalizations or other dispositions of, or modifications to the terms of, any CCE equity or Splitco equity, respectively; (v) any liquidation of CCE or Splitco, respectively (including any transaction treated as a liquidation of CCE or Splitco for federal income tax purposes); (vi) any sale of all or substantially all of CCE’s assets or Splitco’s assets, respectively, in a single transaction or series of related transactions; (vii) the disposition or discontinuance of the operation of any active trade or business assets except in the ordinary course of business; (viii) any conversion of CCE or Splitco, respectively, to a foreign corporation (including, for proposes of clarification, any formation of a foreign holding corporation); and (ix) any actions or positions inconsistent with any representation or covenant contained in Section 3.01 or Section 6.02 of this Agreement, and no member of the CCE Group or Splitco Group will take or permit to be taken any action at any time that could jeopardize, directly or indirectly, any of the conclusions contained in the Private Letter Ruling or the Tax Opinions (collectively, the “Prohibited Acts”). Notwithstanding the foregoing, CCE or Splitco or a member of the CCE Group or Splitco Group may take any of the Prohibited Acts if it obtains (1) the written consent of the other Parties, not to be unreasonably withheld, conditioned or delayed, or (2) (a) an unqualified opinion of a nationally recognized law firm, in form and substance reasonably satisfactory to the other Parties, that the taking of such action will not adversely affect, directly or indirectly, any of the conclusions contained in the Private Letter Ruling or the Tax Opinions, or (b) a supplemental ruling from the Internal Revenue Service that the taking of such action will not adversely affect, directly or indirectly, any of the conclusions contained in the Private Letter Ruling, provided, however, that no request for a supplemental ruling shall be made prior to obtaining the other Parties’ consent, not to be unreasonably withheld, conditioned or delayed, and that the other Parties shall have the right to participate in the preparation of all material correspondence, calls, meetings and similar events related to obtaining such supplemental ruling. Each requested Party shall provide a response to a request for consent under the provisions of this Section 3.02 within fifteen (15) Business Days following the receipt of such request. Receipt of consent under the provisions of this Section 3.02 shall not limit or modify the recipient’s continuing indemnification obligation under Section 4.01. Notwithstanding anything herein to the contrary, the provisions of this Section 3.02 shall not be interpreted in any way that will prevent or limit any issuance, disposition, redemption or other transaction with respect to TCCC stock.

3.03 CONDUCT OF BUSINESS.

(a) Splitco (on behalf of itself and all members of the Splitco Group and, with respect to periods on or prior to the Effective Time, all members of the CCE Group) covenants and agrees that subject to TCCC’s consent, not to be unreasonably withheld, conditioned or delayed, (i) except as expressly contemplated by the terms of this Agreement, the Merger Agreement or Schedule 3.03, neither Splitco nor any member of the Splitco Group nor, on or prior to the Effective Time, any member of the CCE group, will (A) make, change or rescind any material Tax election, or (B) make, change or rescind any material method of accounting, (ii) neither Splitco nor any member of the Splitco Group nor, on or prior to the Effective Time, any member of the CCE Group, will take any action (including making any Tax election) specifically listed on Schedule 3.03 as a prohibited action, and (iii) Splitco shall, or shall cause the members of the Splitco Group or, on or prior to the Effective Time, the members of the CCE

Group to take the actions (including Tax elections) specifically listed on Schedule 3.03 as actions required to be taken by Splitco; provided, however, that TCCC shall consent to any action or failure to act that is inconsistent with clauses (i), (ii) and (iii) to the extent that (I) the benefit of such action or failure to act to Splitco and the members of the Splitco Group is greater than the detriment of such action or failure to act to TCCC and the CCE Group, and (II) Splitco agrees to indemnify TCCC for any such detriment. Nothing herein shall limit any action permitted under the Merger Agreement (except for actions specifically prohibited under this Section 3.03(a)), however, in the event that Splitco or any member of the Splitco Group or, on or prior to the Effective Time, any member of the CCE Group takes or fails to take any action, outside the ordinary course of business or otherwise inconsistent with past practice, that has the effect of increasing, reducing, accelerating or deferring income or deductions or other Tax attributes (a “Timing Tax Impact”), except as specifically listed on Schedule 3.03, Splitco agrees to indemnify TCCC for any net Tax detriment arising from such Timing Tax Impact.

(b) Notwithstanding anything herein to the contrary, Splitco shall be allowed to utilize any Tax attributes generated under state or Canadian Tax Law in order to minimize Splitco Taxes imposed as a result of the Separation Transactions or of any transaction incidental thereto entered into for the purpose of effecting the Separation Transactions, as mutually agreed by the Parties.

(c) Except as expressly contemplated by the terms of this Agreement, the Merger Agreement or Schedule 3.03, or with the consent of Splitco, not to be unreasonably withheld, conditioned or delayed, TCCC will not cause or permit CCE or any member of the CCE Group to take (or fail to take) any action on the Closing Date after the Effective Time which action (or failure) is not in the ordinary course of business.

ARTICLE IV. INDEMNITY OBLIGATIONS AND PAYMENTS

4.01 INDEMNITY OBLIGATIONS.

(a) Notwithstanding whether any action is permitted or consented to hereunder, TCCC shall indemnify and hold harmless Splitco and its Affiliates (including any member of the Splitco Group) from and against, and will reimburse Splitco for (without duplication) (i) all TCCC Taxes, and (ii) all Taxes and Losses by reason of or arising from any breach by TCCC or (after the Effective Time) any member of the CCE Group of any representation, covenant or obligation under this Agreement or Section 5.10 of the Merger Agreement.

(b) Notwithstanding whether any action is permitted or consented to hereunder, Splitco shall indemnify and hold harmless TCCC and its Affiliates (including any member of the CCE Group) from and against, and will reimburse TCCC for (without duplication) (i) all Splitco Taxes, (ii) all Taxes and Losses by reason of or arising from any breach by any member of the CCE Group (on or prior to the Effective Time) or the Splitco Group of any representation, covenant or obligation under this Agreement, or Sections 4.15 and 6.1(o) of the Merger Agreement (including any reduction in any item of CCE Tax Benefits by reason of or arising from any breach of any covenant or obligation of CCE or Splitco under Section 3.03), and (iii) the excess of $292,000,000 over the CCE Tax Benefits actually available to the CCE Group immediately following the Closing Date, as ultimately determined for U.S. federal income Tax purposes, taking into account any increase or decrease in the amount of such CCE Tax Benefits after the Closing Date.

(c) Notwithstanding any other provision of this Agreement or the Merger Agreement to the contrary, any indemnification under this Agreement shall not be subject to any (i) limitation under the Merger Agreement or any other agreement, including any Basket or Cap, (ii) offset or reduction for any CCE Tax Benefits in excess of $292,000,000 (except as provided in Section 4.05), (iii) offset or reduction for any Tax items reflected on the Closing Balance Sheet or any other balance sheet of CCE or any member of the CCE Group, except for any accrued Taxes that are reflected as a liability on the Closing Balance Sheet to the extent such Taxes reduce the Closing Adjusted Net Working Capital.

4.02 NOTICE. A Party making a claim for indemnification under this Agreement (the “Indemnified Party”) shall provide the Party from whom such indemnification is sought (the “Indemnifying Party”) with written notice of such claim describing such claim in reasonable detail and accompanied by reasonable documentation supporting such claim (the “Claim”) no later than twenty (20) Business Days after the Indemnified Party (i) files a Tax Return reporting Taxes due or other items which are subject to indemnification or (ii) receives written notice with respect to Taxes or other items that may be subject to indemnification under this Agreement, provided, however, that in the event that timely notice is not provided, the Indemnifying Party shall be relieved of its obligation to indemnify the Indemnified Party only to the extent that such delay results in actual increased costs or actual prejudice.

4.03 TIMING OF PAYMENTS. The Indemnifying Party shall pay the amount of any Claim to the Indemnified Party within fifteen (15) Business Days of receipt of the Claim, provided that, if such Claim is still subject to the outcome of any Tax Contest, then payment shall not be due until fifteen (15) Business Days after such Claim either is resolved through a Final Determination, or prior to a Final Determination, if the Indemnified Party and the Indemnifying Party agree on the indemnification obligation under this Agreement with respect to such Claim. All indemnification payments due under this Agreement shall be made by wire transfer of immediately available funds to a bank account of the Indemnified Party. Any payment required to be paid pursuant to this Agreement that is not paid by the 30th day after such payment is due shall accrue interest from and including such 30th day after the due date to and including the date of payment at the rate of one month LIBOR plus 25 basis points per annum simple interest.

4.04 CCE TAX BENEFITS. At least three (3) Business Days prior to the Closing Date (but not more than five (5) Business Days prior to the Closing Date), CCE shall deliver to TCCC a certificate of CCE’s Tax Director (the “CCE Tax Benefits Certificate”) setting forth CCE’s good faith estimate, calculating in reasonable detail the aggregate CCE Tax Benefits actually available to the CCE Group immediately following the Closing Date, as determined for U.S. federal income Tax purposes (the “Certified CCE Tax Benefits”). If the Certified CCE Tax Benefits are less than $292,000,000, then Splitco shall pay or cause to be paid to CCE at the Closing an amount equal to such difference, which shall not be taken into account in the determination of the Certified Closing Adjusted Net Working Capital, the Closing Adjusted Net Working Capital, or any other purchase price adjustments under the Merger Agreement. Such payment shall be made or taken into account in the manner set forth in

Paragraph 7 of Schedule A of the Merger Agreement. Within 120 days following the Closing Date, TCCC shall provide Splitco a revised CCE Tax Benefits Certificate (the “Revised CCE Tax Benefits Certificate”) for review, and shall incorporate Splitco’s reasonable comments on such Revised CCE Tax Benefits Certificate. To the extent the parties agree on the Revised CCE Tax Benefits Certificate and the revised Certified CCE Tax Benefits (“Revised Certified CCE Tax Benefits”), or upon resolution of any disagreement with respect to such revised certificate in accordance with the provisions of ARTICLE VIII, CCE shall pay Splitco the excess (if any) of the lower of $292,000,000 or the Revised Certified CCE Tax Benefits over the Certified CCE Tax Benefits or Splitco shall pay CCE the excess (if any) of the lower of $292,000,000 or the Certified CCE Tax Benefits over the Revised Certified CCE Tax Benefits. The Revised CCE Tax Benefits Certificate shall be amended as required to reflect any adjustments in any item of CCE Tax Benefits pursuant to a Final Determination and the amount of any resulting adjustment in the Revised Certified CCE Tax Benefits shall be paid by Splitco to CCE or returned by CCE to Splitco (but not in excess of such amounts previously received by CCE and not returned to Splitco under this Section 4.04), as appropriate in accordance with the provisions of the immediately preceding sentence. Any dispute or disagreement between the Parties under this Section 4.04 shall be resolved in accordance with the provisions of ARTICLE VIII.

4.05 PENSION CONTRIBUTION.

(a) The payment by TCCC to CCE upon Closing pursuant to Section 3.14(b) of the Employee Matters Agreement (without taking into account a reduction in such amount pursuant to Section 3.14(b)(ii)) shall be equal to the lesser of (i) the Pre-Tax Contribution Amount and (ii) the sum of (A) 63% of the Pre-Tax Contribution Amount and (B) the excess of (x) the Certified CCE Tax Benefits above $292,000,000, over (y) the amount described in clause (x) calculated as if the Pre-Tax Contribution Amount had not been contributed to the Section 3.14 Pension Plans (as such term is defined in the Employee Matters Agreement). Such payment shall be made or taken into account in the manner set forth in Paragraph 7 of Schedule A of the Merger Agreement. Upon the determination of the Revised Certified CCE Tax Benefits and any subsequent adjustment thereto pursuant to Section 4.04, the amount payable pursuant to Section 3.14(b) of the Employee Matters Agreement (as calculated under this Section 4.05(a)) shall be redetermined, and the difference between such previously determined amount and the redetermined amount shall be paid by TCCC to Splitco (in the case of an increase in such amount) or by Splitco to TCCC (in the case of a decrease in such amount).

(b) “Pre-Tax Contribution Amount” shall mean the sum of (i) $145,000,000 (which represents the amount of all contributions to the Section 3.14 Pension Plans (as such term is defined in the Employee Matters Agreement) in 2009) and (ii) the amount (if any) of all contributions to the Section 3.14 Pension Plans (as such term is defined in the Employee Matters Agreement) made in accordance with the provisions of Section 3.14(b) of the Employee Matters Agreement after December 31, 2009 and on or before the Effective Time.

4.06 TREATMENT OF PAYMENTS. The Parties agree that any payment, adjustment, reimbursement, or amount made or taken into account (collectively, payments) among the Parties pursuant to (i) this Agreement, (ii) Section 6.23 (Adjusted Net Working Capital) and ARTICLE IX (indemnification) of the Merger Agreement and any other purchase price adjustments under the Merger

Agreement, (iii) Schedule A to the Merger Agreement, and (iv) Section 3.14(b) of the Employee Matters Agreement shall be treated, to the extent permitted by Law, for all Tax purposes as a non-taxable payment made immediately prior to the Merger; provided, however, that to the extent the Parties are required by applicable Law to treat any post-Closing payment made pursuant to this Agreement as a taxable payment, the Tax imposed on such payment (including as a direct or indirect consequence of such payment) shall not be subject to indemnification under this Agreement or the Merger Agreement. To the extent practicable, any such payments to CCE or any Affiliate of CCE by Splitco or any member of the Splitco Group following the Closing will be segregated by CCE and transferred as promptly as practicable to creditors of CCE in payment of debt outstanding on the date hereof or incurred subsequent to the date hereof in the ordinary course of business, or to shareholders of CCE in respect of their CCE shares.

ARTICLE V. TAX CONTESTS

5.01 NOTICE. The Indemnified Party shall promptly notify the Indemnifying Party in writing upon receipt by the Indemnified Party or any member of its group of a written communication from any Governmental Entity with respect to any pending or threatened audit, claim, dispute, suit, action, proposed assessment or other proceeding (a “Tax Contest”) concerning any Taxes for which the Indemnifying Party may be liable under this Agreement.

5.02 CONTROL OF CONTESTS BY TCCC. TCCC shall have the sole responsibility and control over the handling of any Tax Contest, including the exclusive right to communicate with agents of the Governmental Entity and to control, resolve, settle or agree to any deficiency, claim or adjustment proposed, asserted or assessed in connection with or as a result of any such Tax Contest, involving any TCCC Filed Tax Return, but excluding any such Tax Contest to the extent Splitco bears any material Tax liability that may result from or is attributable to such Tax Contest; provided, however, that TCCC shall not resolve, settle or agree to any deficiency, claim or adjustment proposed, asserted or assessed in connection with or as a result of any such Tax Contest that affects the liability of Splitco or a member of the Splitco Group under this Agreement without the consent of Splitco, not to be unreasonably withheld, conditioned or delayed. Splitco shall provide a response to a request for such consent from TCCC within fifteen (15) Business Days following the receipt of such request. Subject to TCCC’s rights under this Section 5.02, Splitco shall, upon request and at its own expense, be allowed to participate in the handling of any such Tax Contest with respect to any item that may affect the liability of Splitco or any member of the Splitco Group under this Agreement.

5.03 CONTROL OF CONTESTS BY SPLITCO. Subject to Section 5.02, Splitco shall have the sole responsibility and control over the handling of any Tax Contest, including the exclusive right to communicate with agents of the Governmental Entity and to control, resolve, settle or agree to any deficiency, claim or adjustment proposed, asserted or assessed in connection with or as a result of any such Tax Contest, involving any Splitco Filed Tax Return, but excluding any such Tax Contest to the extent TCCC bears any material Tax liability that may result from or is attributable to such Tax Contest; provided, however, that Splitco shall not resolve, settle or agree to any deficiency, claim or adjustment proposed, asserted or assessed in connection with or as a result of any such Tax Contest that affects the liability of TCCC or a member of the CCE Group under this Agreement, or that relates to any TCCC Filed Tax Return, without the consent of TCCC, not to be unreasonably withheld, conditioned or delayed. TCCC shall provide a response to a request for such consent from Splitco within fifteen (15) Business Days following the receipt of such request. Subject to Splitco’s rights under this Section 5.03, TCCC shall, upon request and at its own expense, be allowed to participate in the handling of any such Tax Contest with respect to any item that may affect the liability of CCE or any member of the CCE Group under this Agreement.

5.04 JOINT CONTROL OF CONTESTS. The parties shall jointly control the handling of any Tax Contest, including any communication with agents of any Governmental Entity and the resolution, settlement or agreement to any deficiency, claim or adjustment proposed, asserted or assessed in connection with or as a result of any such Tax Contest, to the extent such Tax Contest is not exclusively controlled by TCCC under Section 5.02 or by Splitco under Section 5.03.

ARTICLE VI. COOPERATION

6.01 GENERAL. Each Party shall fully cooperate, and shall cause all members of such Party’s group (the CCE Group and the Splitco Group) to fully cooperate, with the other Parties in connection with the preparation and filing of any Tax Return or the conduct of any Tax Contest (including, where appropriate or necessary, providing a power of attorney) concerning any issues or any other matter contemplated under this Agreement (including the joint determination of the Tax items related or attributable to, or resulting from, the Separation Transactions (including the Merger), or any transaction incidental thereto entered into for the purpose of effecting the Separation Transactions, as mutually agreed by the Parties, including the items listed on Schedule 6.01). Each Party shall make its employees and facilities available on a mutually convenient basis to facilitate such cooperation.

6.02 CONSISTENT TREATMENT. Unless and except to the extent that there has been a Final Determination to the contrary or a change in Law that results in there not being substantial authority in support of (a) the allocation of Taxes and Employee Benefit Tax Items between the CCE Group and the Splitco Group as set forth in this Agreement, (b) any conclusion or representation in the Tax Materials, (c) any position required to be taken under Section 3.03, or (d) the Tax treatment of any transaction included in the Separation Transactions agreed upon by the parties, each Party agrees not to take any position on any Tax Return, in connection with any Tax Contest or otherwise that is inconsistent with clauses (a) through (d) of this Section 6.02.

ARTICLE VII. RETENTION OF RECORDS; ACCESS

7.01 For so long as the contents thereof may become material in the administration of any matter under applicable Tax Law, but in any event until the later of (i) the expiration of any applicable statutes of limitation and (ii) seven years after the Closing Date, the Parties shall (a) retain records, documents, accounting data and other information (including computer data and the systems necessary to access such data) necessary for the preparation and filing of all Tax Returns in respect of Taxes of any member of the CCE Group or the Splitco Group or for any Tax Contests relating to such Tax Returns, and (b) give to the other Parties reasonable access to such records, documents, accounting data and other information (including computer data) and to its personnel (insuring their cooperation), systems and premises, for the purpose of the review or audit of such Tax Returns to the extent relevant to an obligation or liability of a Party under this Agreement or for purposes of the preparation or filing of any such Tax Return, the conduct of any Tax Contest or any other matter reasonably and in good faith related to the Tax affairs of the requesting Party. At any time after the Closing Date that TCCC or Splitco proposes to destroy such material or information, it shall first notify the other Party in writing and such other Party shall be entitled to receive such materials or information proposed to be destroyed.

ARTICLE VIII. DISPUTE RESOLUTION

8.01 In the event of any disagreement arising under this Agreement, including any dispute in connection with a claim by a third party (a “Dispute”), the Parties shall promptly notify the tax director of each of TCCC and Splitco (each, a “Tax Director” and, together, the “Tax Directors”) of such Dispute, who together shall attempt in good faith to resolve such Dispute. If such Dispute is not resolved within twenty (20) Business Days following the date on which the Tax Directors receive notification, the Parties to such Dispute shall jointly retain an independent, nationally recognized law or accounting firm (the “Tax Arbitrator”) to act as an arbitrator in order to resolve the Dispute. The Tax Arbitrator’s determination as to any Dispute shall be made in accordance with the terms of this Agreement and shall be final and binding on the Parties and not subject to collateral attack for any reason (other than manifest error). All fees and expenses of the Tax Arbitrator shall be shared equally by each of the Parties to the Dispute.

ARTICLE IX. MISCELLANEOUS PROVISIONS

9.01 INCORPORATED MERGER AGREEMENT PROVISIONS. Subsections (b), (e) and (f) of Section 9.8, Sections 10.4 through 10.10, Section 10.12 and Section 10.13 of the Merger Agreement are hereby incorporated by reference.

9.02 EXPENSES. Except as otherwise provided in this Agreement or the Merger Agreement, TCCC shall pay (or cause to be paid) all fees and expenses incurred by it or on its behalf or by or on behalf of any of its Subsidiaries with respect to the matters addressed herein, and CCE (prior to the Effective Time) and Splitco (from and after the Effective Time) shall pay (or cause to be paid) all fees and expenses incurred by it or on its behalf or by or on behalf of any of its Subsidiaries with respect to the matters addressed herein.

9.04 NOTICES. All notices, requests, claims, demands and other communications hereunder required to be delivered in writing shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Splitco, to:

2500 Windy Ridge Parkway

Atlanta, Georgia 30339

Fax: (770) 989-3073

Attention: H. Lynn Oliver, Vice President, Tax

with a copy, which shall not constitute notice to Splitco, to:

2500 Windy Ridge Parkway

Atlanta, Georgia 30339

Fax: (770) 989-3784

Attention: John Parker, Senior Vice President, General Counsel

If to TCCC, to:

The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, GA 30313

Fax: (404) 598-7196

Attention: Vice President and General Tax Counsel

with a copy, which shall not constitute notice to TCCC, to:

The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, GA 30313

Fax: (404) 515-2546

Attention: Senior Vice President and General Counsel

9.05 APPLICATION TO PRESENT AND FUTURE SUBSIDIARIES. This Agreement is being entered into by TCCC, CCE and Splitco on behalf of themselves and the members of their respective groups (the CCE Group and the Splitco Group). This Agreement shall constitute a direct obligation of each such entity and shall be deemed to have been readopted and affirmed on behalf of any entity that becomes a Subsidiary of CCE or Splitco in the future.

9.06 FURTHER ASSURANCES. Subject to the provisions hereof, the Parties hereto shall make, execute, acknowledge and deliver such other instruments and documents, and take all such other actions, as may be reasonably required in order to effectuate the purposes of this Agreement and to consummate the transactions contemplated hereby.

9.07 SURVIVAL. Notwithstanding any other provision of this Agreement to the contrary, all representations, covenants and obligations contained in this Agreement shall survive for a period of ninety (90) days following the expiration of the applicable statute of limitations (including extensions thereof) with respect to any such matter.

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[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

COCA-COLA ENTERPRISES, INC.

By:	/s/ John F. Brock
	Name:	John F. Brock
	Title:	Chairman and Chief Executive Officer

INTERNATIONAL CCE, INC.

By:	/s/ John F. Brock
	Name:	John F. Brock
	Title:	Chief Executive Officer

THE COCA-COLA COMPANY

By:	/s/ Gary P. Fayard
	Name:	Gary P. Fayard
	Title:	Chief Financial Officer and
Executive Vice President

EXHIBIT II

EMPLOYEE MATTERS AGREEMENT

by and among

COCA-COLA ENTERPRISES INC.,

INTERNATIONAL CCE, INC.

and

THE COCA-COLA COMPANY

dated

February 25, 2010

II-i

EMPLOYEE MATTERS AGREEMENT

This Employee Matters Agreement (this “Agreement”) is made as of February 25, 2010 by and among Coca-Cola Enterprises Inc., a Delaware corporation (“CCE”), International CCE, Inc., a Delaware corporation (“Splitco”) and The Coca-Cola Company, a Delaware corporation (“TCCC”).

BACKGROUND

CCE, Splitco, TCCC and Cobalt Subsidiary LLC (“Merger Sub”) have concurrently entered into the Separation and Merger Agreement pursuant to which, upon the terms and subject to the conditions thereof, among other things, (i) CCE will consummate, or cause to be consummated, the Separation Transactions and (ii) following the Separation Transactions, TCCC will acquire CCE and the North American Business by means of a merger of Merger Sub with and into CCE, with CCE being the surviving corporation and pursuant to which (A) CCE will become a wholly-owned subsidiary of TCCC and (B) the outstanding shares of CCE Common Stock (other than the Excluded Shares) will be converted into the right to receive shares of Splitco Common Stock and cash as provided in the Separation and Merger Agreement.

This Agreement sets forth the agreement of the parties concerning (i) the transfer of employment of certain CCE Employees, (ii) the treatment of the CCE Benefit Plans and (iii) other matters related to CCE Employees.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, each of CCE, Splitco and TCCC hereby agrees as follows:

AGREEMENT

Article 1

Definitions

The following capitalized terms as used in this Agreement shall have the meaning set forth below unless otherwise specified herein. Other capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings given them in the Separation and Merger Agreement.

(a) “CCE Employee” shall mean an individual employed by CCE or any of its Subsidiaries, including any such individual who is on vacation or on approved leave of absence (including maternity, paternity, family, sick leave, disability leave, salary continuation, qualified military service under the Uniformed Services Employment and Reemployment Rights Act of 1994 and leave under the Family Medical Leave Act, and other approved leaves, including approved leaves of absence under Laws of jurisdictions other than the United States).

(b) “CCE North American Employee” shall mean a CCE Employee whose services are provided in respect of the North American Business (i) immediately prior to the Effective Time (including each CCE North American Headquarters Employee but excluding each Transferred CCE North American Employee) or (ii) with respect to any proposed action under Section 2.2 or 3.2 or Article 5, at the time such action is proposed to be taken; provided, that in no event shall any individual who is or was a non-employee director of CCE be a CCE North American Employee.

(c) “CCE North American Headquarters Employee” shall mean a CCE Employee whose services are provided in respect of the Corporate Segment.

(d) “CCE Other Employee” shall mean a CCE Employee who is not a CCE North American Employee, including each Transferred CCE North American Employee.

(e) “CCE Stock Plans” shall mean, collectively, CCE’s 1997 Stock Option Plan, 1999 Stock Option Plan, 2001 Restricted Stock Award Plan, 2001 Stock Option Plan, 2004 Stock Award Plan, 2007 Incentive Award Plan and Employee Stock Purchase Plan, in each case as amended through the most recent applicable amendment date, and all awards granted thereunder.

(f) “Former CCE Employee” shall mean any individual whose employment with CCE or any of its Subsidiaries is terminated prior to the Effective Time.

(g) “Separation and Merger Agreement” shall mean that certain Business Separation and Merger Agreement by and among CCE, TCCC, Splitco and Merger Sub, dated as of February 25, 2010.

(h) “Transferred CCE North American Employee” shall mean each CCE North American Headquarters Employee and each CCE North American Employee who, in accordance with Sections 5.2 and 2.1, becomes employed by Splitco or one of its Subsidiaries immediately prior to the Effective Time.

Article 2

Transfers of Employment and Assumption of Benefit Plans

2.1	CCE Employees.

Except as provided in Section 2.2, CCE shall, and shall cause its Subsidiaries to, take all actions necessary or desirable such that, effective no later than immediately prior to the Effective Time, (i) the CCE Other Employees shall be employed by Splitco or one of its Subsidiaries, (ii) the CCE North American Employees shall be employed by CCE or one of its Subsidiaries other than Splitco or one of Splitco’s Subsidiaries, (iii) the Contracts regarding any individuals who are independent contractors or consultants providing services to the North American Business shall be transferred to, and the liabilities and obligations with respect thereto assumed by, CCE, and (iv) the Contracts regarding any individuals who are independent contractors or consultants providing services to the Other CCE Businesses shall be transferred to, and the liabilities and obligations with respect thereto assumed by, Splitco.

2.2	CCE Expatriate Employees.

(a) Set forth on Schedule 2.2 is a list, as of the date of this Agreement, of (i) each CCE North American Employee who is providing services to the North American Business on “international assignment” (as such term is used by CCE) and (ii) each CCE Other Employee who is providing services to the CCE Other Businesses and on international assignment from a North American Business Entity, and in each case, such employee’s employer and the entity or business unit to which such employee is providing services as of the date of this Agreement.

(b) No later than August 1, 2010, TCCC shall notify CCE of the actions, if any, that CCE should take to facilitate the transfer of the employment, or the continuation of the international assignment, of the individuals set forth on Schedule 2.2 who are providing services as of the date of this Agreement to the North American Business.

2.3	CCE Benefit Plans.

(a) CCE shall, and shall cause its Subsidiaries to, take all actions necessary or desirable such that, effective no later than the Effective Time, (i) Splitco or one of its Subsidiaries shall assume sponsorship of, and all of CCE’s rights, powers, duties, obligations and Liabilities under and with respect to, all CCE Benefit Plans other than the North American Benefit Plans and (ii) CCE or one of its Subsidiaries (other than Splitco and its Subsidiaries) shall assume sponsorship of, and all of CCE’s rights, powers, duties, obligations and Liabilities under and with respect to, all North American Benefit Plans. At the Effective Time, Splitco shall pay to CCE the net amount (i.e., the difference between employee contributions and payments to employees for expenses for the calendar year in which the Effective Time occurs), determined as of the Effective Time, credited to the accounts of the CCE North American Business Employees and, if the Effective Time occurs during 2010, the Transferred CCE North American Employees, in any case, under CCE’s Healthcare Reimbursement Account Plan and Dependent Care Reimbursement Account Plan.

(b) CCE shall, and shall cause its Subsidiaries to, take all actions necessary or desirable such that, effective no later than the Effective Time, the CCE Other Employees shall, except as specifically provided herein or in the Transition Services Agreement, cease active participation in the North American Benefit Plans and shall accrue no additional benefits thereunder.

2.4	No Termination of Employment.

The parties hereto agree that it is intended for purposes of all CCE Benefit Plans (including without limitation, any CCE severance plan, program agreement or arrangement and the CCE Stock Plans), that no CCE North American Employee shall be considered to have incurred a termination of employment or separation from service with CCE or its Subsidiaries solely by virtue of the transfer of such individual’s employment pursuant to this Agreement (whether pursuant to Section 2.1, 2.2 or 5.2 of this Agreement or otherwise) and/or the consummation of the Separation Transactions or the other transactions contemplated by the Separation and Merger Agreement or this Agreement.

2.5	COBRA.

CCE shall retain the obligation for continuation coverage (within the meaning of Section 4980B of the Code) for Former CCE Employees (and their spouses and eligible dependents) who are as of immediately prior to the Effective Time eligible for such coverage pursuant to a CCE Benefit Plan.

2.6	Long-Term Disability.

CCE shall retain the obligation to provide continued long-term disability benefits for any CCE North American Employees and Former CCE Employees who were employed in the North American Business at the time they became eligible for such benefits, in each case, who are receiving such benefits as of the Effective Time. Such long-term disability benefits shall be, with respect to each such CCE North American Employee or Former CCE Employee, substantially comparable in the aggregate to the benefits such individual is receiving as of the Effective Time.

Article 3

CCE North American Employees

3.1	Level of Compensation and Benefits.

From the Effective Time through and including December 31, 2011, TCCC shall, or shall cause its Subsidiaries to, provide to the non-represented CCE North American Employees (i) salary, wages and annual cash bonus opportunities that are substantially comparable in the aggregate to those in effect immediately prior to the Effective Time, retaining CCE’s pay and bonus structure, salary bands, compensation ranges and target bonus levels within such salary bands, and executive perquisite allowances as in effect immediately prior to the Effective Time and (ii) benefits (other than equity-based compensation, which shall be governed solely under Section 3.2, and other employee benefits specifically provided for in this Agreement) that are substantially comparable in the aggregate to the benefits provided to the CCE North American Employees immediately prior to the Effective Time under the North American Benefit Plans listed in Section 4.14(a) of the Seller Disclosure Letter other than the CCE Stock Plans, in each case, subject to the CCE North American Employee’s continued

employment with TCCC or one of its Affiliates; provided, however, that with respect to the CCE North American Employees set forth on Schedule 2.2, TCCC and, if applicable, its Subsidiaries, shall use their commercially reasonable best efforts to provide such individuals with substantially comparable salary, bonus opportunities, benefits and expatriate allowances in accordance with applicable Laws.

3.2	Equity-Based Compensation.

(a) CCE shall not grant any equity-based awards to any CCE North American Employee from the date of this Agreement through October 15, 2010, other than equity-based awards made (i) to newly hired employees, within one year following the employee’s date of hire, that are in the ordinary course of business and in accordance with CCE’s past practice of compensating newly hired employees, (ii) prior to September 1, 2010, to employees to correct administrative errors in the employees’ most recent annual equity-based awards, (iii) to a Transferred CCE North American Employee identified to TCCC prior to such grant, or (iv) with the consent of TCCC, which consent shall not be unreasonably delayed or withheld. In the event that as of October 15, 2010, the parties reasonably determine that the Effective Time shall not occur prior to December 15, 2010, following consultation with TCCC, CCE may make grants of equity-based awards no later than December 15, 2010, (such grants, collectively, the “CCE 2010 Grant”) to CCE North American Employees (excluding for this purpose grants made to Transferred CCE North American Employees who have been identified to TCCC prior to the date of the CCE 2010 Grant) that are in accordance with CCE’s past practice and guidelines with respect to annual grants, made most recently in November 2009 to CCE North American Employees; provided, however, that (x) in no event shall the CCE 2010 Grant have an aggregate value as of the grant date (based on a reasonable Black-Scholes valuation or grant date fair value methodology, as applicable, to be agreed between TCCC and CCE) that is greater than the aggregate value as of the grant date of the aggregate annual equity awards made by CCE in November 2009 to CCE North American Employees (excluding for this purpose grants made to Transferred CCE North American Employees who have been identified to TCCC prior to the date of the CCE 2010 Grant), and (y) each award made pursuant to the CCE 2010 Grant shall specify that the transactions contemplated by the Separation and Merger Agreement shall not constitute a “Change in Control” if the Effective Time occurs prior to December 31, 2011; and provided, further, that this sentence shall not limit CCE’s ability to make grants of equity-based awards to CCE Other Employees who are not Transferred CCE North American Employees, and to Transferred CCE North American Employees who have been identified to TCCC prior to the date of the CCE 2010 Grant.

(b) At such time after the Effective Time as TCCC makes its regular annual equity awards to its employees in 2011 and no later than June 30, 2011, TCCC shall provide equity-based awards to CCE North American Employees who hold a position in the Senior Management Broad Band or above (or a comparable TCCC position) having a substantially comparable value in the aggregate, for a comparable number of employees, as of the date of grant (based on a reasonable Black-Scholes value for stock option grants and based on the grant date fair value for whole share-based awards) as awarded by CCE to its employees providing services to the North American

Business in November 2009 (excluding for this purpose grants made to Transferred CCE North American Employees), with such grant made in a manner consistent with CCE’s target award levels, award ranges, and performance adjustment criteria employed in such November 2009 annual equity grant by CCE; provided, however, that (i) TCCC shall have no obligation to replicate the form of award or the terms and conditions of awards granted under CCE Stock Plans, including without limitation the number of shares to be subject to such TCCC equity awards and the vesting conditions and exercise or purchase price of such TCCC equity awards and (ii) TCCC shall not be obligated to make such 2011 equity-based awards to CCE North American Employees if CCE shall have made the CCE 2010 Grant.

(c) Provided that the Effective Time occurs prior to December 31, 2010, the CCE performance share units granted in 2007 and any other CCE equity award with performance criteria based on growth in earnings per share (“EPS”) for the period 2008-2010, and CCE performance share awards having a performance goal relating to EPS achieved by CCE for the year 2010, in any case, held by CCE North American Employees and former CCE North American Employees (the “2010 EPS Awards”) shall be eligible to satisfy such EPS performance goals with respect to the year 2010 only as provided in Schedule 3.2(c). It is expressly understood and agreed between the parties that the time-based vesting provisions of the 2010 EPS Awards shall not be modified in any way by this Section 3.2.

3.3	2010 Annual Bonus.

In the event that the Effective Time occurs during 2010, annual cash incentive compensation for the CCE North American Employees with respect to the year 2010 shall be determined in accordance with CCE’s 2010 annual bonus program (the “2010 CCE Annual Bonus Program”). The 2010 CCE Annual Bonus Program shall be adopted by CCE in accordance with its past practice, except that such program shall (i) use as a performance measure the 2010 definition of “operating income” set forth on Schedule 3.3 hereto, (ii) include provisions for adjustments of applicable performance goals upon consummation of the transactions contemplated by the Separation and Merger Agreement, with specific adjustments, including for costs and expenses related to the transactions, to be mutually agreed between TCCC and CCE, and (iii) provide that for CCE North American Employees whose performance measure relates to corporate-wide performance, the annual bonus shall be determined based on corporate-wide performance for the pro rata portion of the bonus relating to the period before the Effective Time, and the performance of the North American Business (excluding the Corporate Segment) for the pro rata portion of the bonus relating to the period after the Effective Time.

3.4	Severance.

(a) CCE shall be responsible for the severance costs, if any, of any CCE North American Employee arising on and after the Effective Time. CCE shall maintain CCE’s Executive Severance Plan for not less than 24 months following the Effective Time, in accordance with the terms of such plan in effect as of the date of this Agreement. CCE shall not expand the positions eligible for participation in the CCE

Executive Severance Plan without the consent of TCCC. For those CCE North American Employees who are not eligible to participate in CCE’s Executive Severance Plan under the terms of such plan in effect as of the date of this Agreement, TCCC and its Subsidiaries (including but not limited to CCE and the North American Business Subsidiaries) shall pay to any such CCE North American Employee whose position is eligible for benefits under the CCE Employee Severance Plan as in effect on the date of this Agreement, and whose employment is terminated following the Effective Time through and including December 31, 2011, severance benefits that are substantially comparable to those that would have been provided under the CCE Employee Severance Plan as in effect on the date of this Agreement.

(b) Splitco shall be responsible for the severance costs, if any, of all CCE Other Employees on and after the Effective Time, whether the applicable termination of employment occurs prior to, as of or following the Effective Time.

3.5	Retiree Medical Benefits.

From the Effective Time through and including December 31, 2011, TCCC shall, and shall cause its Subsidiaries (including but not limited to CCE and the North American Business Subsidiaries) to provide retiree medical benefits to (i) Former CCE Employees (and their eligible spouses and dependents, as applicable) who are as of immediately prior to the Effective Time receiving retiree medical benefits under a CCE Benefit Plan maintained for the benefit of retired CCE North American Employees and (ii) CCE Other Employees who are immediately prior to the Effective Time eligible for such retiree medical benefits under such plans and who elect to receive such benefits immediately following the Effective Time, which benefits shall be substantially comparable to the level of coverage in effect as of the date of this Agreement; provided, that TCCC may increase premiums, co-payments and deductibles at any time and from time to time with respect to retiree medical benefits consistent with CCE’s past practices and the rate of inflation with respect to the cost of providing health care. Any CCE Other Employee who is not immediately prior to the Effective Time eligible for retiree medical benefits under a CCE Benefit Plan shall not at any time later become eligible for benefits under any CCE or TCCC retiree medical plan, policy, program or arrangement.

3.6	CCE Defined Benefit Pension Plan.

CCE shall implement the changes to the CCE Employees’ Pension Plan that were approved by the Human Resources and Compensation Committee of CCE’s Board of Directors on September 1, 2009, in accordance with such approvals, to be effective January 1, 2011. CCE shall consult with TCCC on all plan details and implementation of such changes as so approved on September 1, 2009. The terms of such amended plan shall be subject to TCCC’s input, and TCCC shall not unreasonably delay discussions regarding such terms. Notwithstanding anything in this Agreement to the contrary, in no event shall any amendment to the CCE Employees’ Pension Plan contemplated by this Section 3.6 limit CCE’s or TCCC’s right to amend or modify such plan in any way after December 31, 2011, except to the extent that such limit applies solely as a result of applicable Laws.

3.7	Credit for Service.

To the extent that a CCE North American Employee commences participation in an employee benefit plan, program or arrangement maintained by TCCC or any TCCC Subsidiary (an “Applicable TCCC Plan”) following the Effective Time, TCCC shall, or shall cause CCE or the North American Business Subsidiaries and the Applicable TCCC Plan to:

(a) credit each CCE North American Employee’s service with CCE or any predecessor to CCE, to the extent credited under the analogous North American Benefit Plan as of the Effective Time, as service with TCCC for purposes of eligibility and vesting, and for purposes of determining benefits under applicable vacation programs and service awards; and provided, however, that such service credit shall be subject to the applicable terms of any employment agreement;

(b) in the case of insured arrangements, use its reasonable best efforts to cause its third-party insurance providers to, and in the case of self-insured arrangements, cause any and all pre-existing condition limitations, eligibility waiting periods, active employment requirements and requirements to show evidence of good health under such Applicable TCCC Plan, to the extent that such conditions, exclusions and waiting periods would have been waived or satisfied under the analogous North American Benefit Plan in which such CCE North American Employee participated immediately prior to the Effective Time, to be waived in the plan year in which the Effective Time occurs with respect to such CCE North American Employee (and such individual’s spouse and eligible dependents) who become participants in such Applicable TCCC Plan; and

(c) give credit for or otherwise take into account under such Applicable TCCC Plan the out-of-pocket expenses and annual expense limitation amounts paid by each CCE North American Employee under the analogous North American Benefit Plan for the plan year in which the Effective Time occurs.

In no event shall any CCE North American Employee be entitled to credit for service with CCE or any predecessor to CCE (x) for purposes of determining the level of benefits provided under any Applicable TCCC Plan not specified under clause (a) of this Section 3.7 or (y) under TCCC’s tax-qualified defined benefit pension plan, for purposes of (1) determining years of service or (2) recognition of compensation unless, for purposes of this clause (2), such CCE North American Employee was as of December 31, 2009 eligible for recognition of compensation under such plan.

3.8	Represented Employees.

Notwithstanding any other provision of this Agreement to the contrary, the terms and conditions of the employment of CCE North American Employees covered by a collective bargaining Contract shall continue in accordance with the terms of such collective bargaining Contract, and TCCC shall not be required to take, or to cause any of its Subsidiaries to take, any action that would violate or breach the terms of any collective bargaining Contract.

3.9	Workers’ Compensation.

Prior to the Effective Time, CCE and Splitco shall use commercially reasonable efforts to fulfill the necessary requirements of each jurisdiction in which the Other CCE Businesses operate with respect to workers’ compensation insurance, including posting surety bonds or purchasing insurance policies and shall use their respective reasonable best efforts to obtain a release of CCE and any North American Business Subsidiary from any and all obligations in respect of workers’ compensation insurance relating to the Other CCE Businesses.

3.10	No Guarantee of Employment.

Nothing in this Agreement shall be construed as prohibiting (a) TCCC and its Affiliates (including but not limited to, CCE and the North American Business Subsidiaries following the Effective Time) from terminating the employment of any CCE North American Employee or (b) Splitco and its Affiliates from terminating the employment of any CCE Other Employee, in any case, at any time following the Effective Time and for any or no reason.

3.11	Preservation of Rights to Amend or Terminate Plans.

Except as expressly provided in this Agreement, nothing contained in this Agreement shall (i) be construed to establish, amend or modify any benefit plan, program or arrangement, or (ii) alter or limit the ability of TCCC, CCE, any North American Business Subsidiary, Splitco or any of their respective Subsidiaries or Affiliates, whether prior to, as of or following the Effective Time, to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, in accordance with the terms of such plan, program, agreement or arrangement and applicable Laws. Without limiting in any way the generality of the foregoing, TCCC shall not be obligated to continue the CCE Employee Stock Purchase Plan.

3.12	Cooperation on Employee Communications.

Without limiting the generality of any provision in this Agreement or the Separation and Merger Agreement, each of TCCC, CCE and Splitco shall cooperate with the other parties hereto in establishing as soon as practicable following the date of this Agreement, protocols for communications with the CCE North American Employees concerning the nature of the transactions contemplated hereby and by the Separation and Merger Agreement, including without limitation communications with respect to job applications, transfers of employment and the effect of the Separation Transactions and the Merger on employee benefits; provided, that, such protocols shall not limit CCE’s and Splitco’s ability to communicate with CCE North American Headquarters Employees concerning transfers of employment and other matters relating to becoming Transferred CCE North American Employees.

3.13	CCE Stock Plans.

The treatment of outstanding equity previously granted under the CCE Stock Plans shall be governed by the Separation and Merger Agreement and Section 3.2 of this Agreement.

3.14	CCE Contributions through the Effective Time.

(a) All required contributions to North American Benefit Plans that are defined contribution plans, with respect to employee deferrals and contributions, matching contributions and other contributions for CCE Employees in respect of all periods through the Effective Time, determined in accordance with the terms and provisions of the relevant North American Benefit Plan, ERISA, and the Code, shall be paid by CCE or the relevant Subsidiary of CCE (including without limitation Splitco and its Subsidiaries). Any such contributions that are not made prior to the Effective Time shall be paid to TCCC no later than 15 days following the Effective Time.

(b) On the Closing Date, TCCC shall pay to CCE (i) the amount specified in Section 4.05 of the Tax Sharing Agreement in respect of the amount of the aggregate 2009 contribution that CCE made to the CCE tax-qualified or registered defined benefit pension plans that are not “multiemployer plans” within the meaning of Section 3(37) of ERISA (the “Section 3.14 Pension Plans”) less (ii) the amount set forth in Schedule 3.14(b). TCCC agrees that CCE shall not be required to fund any contribution to the Section 3.14 Pension Plans after December 31, 2009 and prior to the Effective Time or the termination of this Agreement. Accordingly, if the Effective Time shall not have occurred prior to the time CCE is required to make such contributions (or if CCE shall with TCCC’s prior written consent make a contribution earlier than as required), the amount specified in Section 4.05 of the Tax Sharing Agreement shall be adjusted, as provided in Section 4.05 of the Tax Sharing Agreement, to account for such contributions. Payments under this Section 3.14(b) shall be made or deemed made in the manner set forth in Paragraph 7 of Schedule A of the Separation and Merger Agreement.

Article 4

Nonqualified Deferred Retirement Plans

4.1	Transfer of Liabilities and Assets.

Prior to the Effective Time, CCE shall cause Splitco to assume and become obligated for all liabilities and obligations under the CCE Executive Pension Plan, Supplemental Pension Plan, and Supplemental MESIP with respect to the Transferred CCE North American Employees and the Deferred Compensation Plan for Non-Employee Directors with respect to directors and former directors of CCE (such benefits under such plans, the “Transferred Nonqualified Plan Benefits”). CCE shall cause the assets held by the Amended and Restated CCE Supplemental Matched Employee Savings and Investment Plan Rabbi Trust that have been allocated to the Transferred CCE North American Employees in accordance with their hypothetical investment elections with respect to the Supplemental MESIP as of immediately prior to the Effective Time to be transferred, on an account-by-account basis, to a grantor trust established by Splitco.

4.2	Stock Funds.

CCE shall, and shall cause its Subsidiaries to, take all actions necessary such that, effective no later than the date of this Agreement, and for the period from the date of this Agreement until the Effective Time, no Supplemental MESIP participant shall be permitted to (i) newly elect a hypothetical investment in the CCE stock fund or the TCCC stock fund under the Supplemental MESIP or (ii) modify such Supplemental MESIP participant’s investment elections as of the date of this Agreement to increase amounts hypothetically invested in the CCE stock fund or the TCCC stock fund.

Article 5

General Conduct of the North American Business Related to Employee Matters and Restrictions on Employment

5.1	Conduct of the North American Business Relating to Employee Matters.

Without the prior written consent of TCCC (which consent shall not be unreasonably withheld, delayed or conditioned), CCE shall not, and shall cause its Subsidiaries and Affiliates not to, directly or indirectly, take, authorize or enter into any agreement or commitment to take any of the following actions with respect to the North American Business Entities or the North American Business:

(a) increase the rate of compensation of, or pay or agree to pay any benefit to, any CCE North American Employee, except as may be required to comply with applicable Laws or by any existing plan, including any CCE Benefit Plan, agreement or arrangement, and except in the ordinary course of business consistent with past practice, including as part of CCE’s or the North American Business Subsidiaries’ normal periodic performance reviews and related salary increases;

(b) enter into, adopt or amend (i) any North American Benefit Plan or any other employee compensatory program, policy or arrangement with respect to the CCE North American Employees (including any employment agreement (not terminable at will) or severance or change of control agreement with a CCE North American Employee other than an agreement between Splitco or a Splitco Subsidiary and a Transferred CCE North American Employee for which Splitco or a Splitco Subsidiary is fully liable) or (ii) any CCE Benefit Plan for which any North American Business Entity could be liable following the Effective Time, except (A) as required by Laws, (B) in the ordinary course of business consistent with past practice, (C) with respect to an agreement between an Other CCE Businesses Entity and a Transferred CCE North American Employee, or (D) as specifically contemplated by this Agreement; provided, however, that in no event shall any action be taken that would (1) amend any North American Benefit Plan or CCE Benefit Plan to provide a CCE North American Employee with a “gross-up” for any federal, state, local, income, excise or other Tax, (2) amend the CCE Employees’ Pension Plan in any way inconsistent with the terms approved by CCE’s Board of Directors on September 1, 2009 or (3) expand the positions eligible for participation in any North American Benefit Plan or any other employee compensatory program, policy or arrangement with respect to the CCE North American Employees.

(c) except (i) as contemplated hereby with respect to Transferred CCE North American Employees and (ii) with respect to CCE Employees who are listed on Schedule 2.2, change the duties of any CCE North American Employee such that the employee would no longer be a CCE North American Employee, or change the duties of any employee who is not currently a CCE North American Employee such that the employee would become a CCE North American Employee;

(d) terminate the employment of any CCE North American Employee (i) whose position is as of the date of this Agreement at Business Unit/Functional Leadership Broad Band or above or (ii) who is within 60 days following the date of this Agreement mutually agreed by TCCC and CCE to be a key CCE North American Employee (collectively, the “Key CCE Employees”); provided, however, that CCE may terminate the employment of a Key CCE Employee who (x) violates CCE’s Code of Business Conduct or (y) has, prior to the date of this Agreement, been given notice by CCE of an involuntary termination of employment;

(e) enter into any Contract with respect to any CCE Benefit Plan (including, without limitation, contracts for the provision of services to such CCE Benefit Plan) having a term of greater than one year or providing for payments by CCE having a value, estimated as of the date of such Contract, of greater than $5 million; or

(f) implement any layoffs that would trigger the notice requirements of the WARN Act without complying with the WARN Act.

5.2	Identification of Transferred Headquarters Employees.

(a) Following the date of this Agreement until the Effective Time, CCE shall have the discretion to select which of the CCE North American Headquarters Employees it shall solicit to be Transferred CCE North American Employees. Following the date of this Agreement until the Effective Time, without the prior written consent of TCCC, none of CCE, Splitco or any of their respective Subsidiaries shall solicit for employment with Splitco or any Splitco Subsidiary any CCE North American Employee other than a CCE North American Headquarters Employee.

(b) No later than August 1, 2010, CCE shall provide to TCCC a schedule setting forth the names of each CCE North American Headquarters Employee who CCE has determined it shall not solicit to be a Transferred CCE North American

Employee. TCCC shall be permitted to contact any such CCE North American Headquarters Employee with respect to employment with TCCC and its Subsidiaries to be effective as of the Effective Time.

5.3	No Solicitation; No Employment.

From the Effective Time until December 31, 2011, Splitco shall not, without the express written consent of TCCC, and shall not permit any of its Subsidiaries to, solicit for employment with Splitco or any Splitco Subsidiary any person (a) who is an employee of TCCC or CCE (or their respective Subsidiaries) or (b) who is a former employee of TCCC or CCE (or their respective Subsidiaries) whose employment is terminated at any time after the date of this Agreement, during the first 60 days following such termination of employment, or, in any case, in any way interfere with the relationship between TCCC or CCE or any of their respective Subsidiaries and any such person. From the Effective Time until December 31, 2011, TCCC shall not, without the express written consent of Splitco, and shall not permit any of its Subsidiaries to, solicit for employment with TCCC or any TCCC Subsidiary any person (a) who is an employee of Splitco or any Splitco Subsidiary or (b) who is a former employee of Splitco or any Splitco Subidiary whose employment is terminated at any time after the date of this Agreement, during the first 60 days following such termination of employment, or, in any case, in any way interfere with the relationship between Splitco or a Splitco Subsidiary and any such person. The foregoing restrictions shall not apply to any person whose employment with TCCC, CCE or Splitco (or their respective Subsidiaries), as applicable, terminates involuntarily, and shall not apply to general solicitations or advertisements not specifically directed to employees of TCCC, CCE, Splitco or their respective Subsidiaries, as applicable, or solicitations by search firms or other similar entities that have not been instructed to solicit such employees.

Article 6

Collective Bargaining Agreements and Union Matters

6.1	Negotiation of Collective Bargaining Agreements.

CCE shall not, and shall cause its Subsidiaries not to, execute, adopt, amend or terminate any collective bargaining Contract without TCCC’s consent, which consent shall not be unreasonably withheld or delayed, unless such execution, amendment, adoption or termination (i) relates solely to CCE Other Employees, (ii) results in increased costs over the prior collective bargaining Contract of $5 million or less per 12-month period, or (iii) does not involve the implementation of a new or new participation in a defined benefit pension plan, retiree medical plan, multiemployer pension or welfare plan or severance plan or program. At TCCC’s request, CCE shall provide periodic updates with respect to the negotiation, execution, adoption, amendment or termination of any collective bargaining Contract.

6.2	Continued Obligation.

CCE shall honor, and satisfy all of its obligations under, the collective bargaining Contracts by which it is bound.

6.3	Union Communications.

On or following the date of this Agreement, CCE shall, and shall cause its Subsidiaries to, notify each union or similar organization representing CCE North American Employees of the transactions contemplated by this Agreement or the Separation and Merger Agreement as required by Laws or any existing collective bargaining Contract.

Article 7

Miscellaneous

Separation and Merger Agreement Coordination.

7.1	Incorporation.

Section 1.3 and Article X of the Separation and Merger Agreement are incorporated herein by reference.

7.2	Transfer of Records and Information from CCE to Splitco.

Subject to applicable Laws, CCE shall transfer to Splitco any and all employment and employee benefit records and information (including, but not limited to, Forms W-2 or other Internal Revenue Service forms, any Forms I-9 or personnel records) with respect to Transferred CCE North American Employees and CCE Other Employees and other records reasonably required by Splitco to enable Splitco to properly carry out its obligations under this Agreement. Such transfer of records and information shall generally occur as soon as administratively practicable following (a) the date hereof or (b) with respect to records and information that are relevant to services provided in the Transition Services Agreement, the date upon which the provision of those services terminates. After the transfer of those records to Splitco, Splitco shall permit CCE and its Affiliates to have reasonable access to such records and such information.

7.3	Transition Services.

Except as otherwise provided in the Transition Services Agreements or as otherwise expressly provided herein, neither party shall have any responsibility for providing services to the other party with respect to employee or benefit plan matters after the Effective Time.

7.4	Effect of Failure to Close or Early Termination.

If the Effective Time does not occur, then all actions required to be taken under this Agreement shall not be taken except to the extent determined by the party required by this Agreement to take such action. This Agreement shall automatically terminate without any action being required by any party hereto in the event that the Separation and Merger Agreement is terminated prior to consummation of the transactions contemplated thereby, in which event this Agreement shall become null and void and of no further force or effect. Any termination of this Agreement shall not be deemed to release and shall not relieve any party hereto from any liability for fraud or any intentional and material breach of this Agreement occurring on or prior to such termination.

7.5	Counterparts.

This Agreement may be executed in separate counterparts (including by facsimile), each of which when so executed and delivered shall be deemed an original and all of which together shall constitute one and the same instrument.

*    *    *    *    *

(Signature page follows)

The parties have caused this Agreement to be signed by their authorized representatives as of the date first set forth in this Agreement.

COCA-COLA ENTERPRISES INC.		INTERNATIONAL CCE, INC.

By	/s/ John F. Brock	By	/s/ John F. Brock
	John F. Brock		John F. Brock
Title	Chairman and Chief Executive Officer	Title	Chief Executive Officer

THE COCA-COLA COMPANY

By	/s/ Gary P. Fayard
Gary P. Fayard
Title	Chief Financial Officer and Executive Vice President

EXHIBIT III

FORM OF CORPORATE NAME LETTER

[ON TCCC LETTERHEAD]

[INSERT DATE], 2010

[INSERT RECIPIENT NAME + TITLE]

Coca-Cola Enterprises Inc. / Splitco

2500 Windy Hill Parkway

Atlanta, Georgia 30339

Gentlemen:

Reference is made to the Bottler’s Agreement entered into among The Coca-Cola Company, The Coca-Cola Export Corporation and you with an effective date of [INSERT], 2010 (hereinafter referred to as the “Agreement”).

We hereby authorize you to use the trademark COCA-COLA in your corporate name: “COCA-COLA ENTERPRISES INC.”

The authorization granted herein will expire automatically upon expiration or termination of the Agreement, and is revocable by us in our absolute discretion, in whole or in part, upon ninety (90) days’ written notice. Upon expiration or termination of the Agreement or revocation of this Authorization, Coca-Cola Enterprises Inc. shall take any and all affirmative steps to delete “Coca-Cola” from its corporate name and to amend any other reference to “Coca-Cola” in any and all statements or documents including government licenses, registrations or any other records.

Nothing contained herein shall give you any interest in the goodwill derived from the use of the trademark COCA-COLA in your corporate name. It is hereby expressly agreed and understood that there is extended only a permission uncoupled with any interest to use the trademark COCA-COLA, and that we retain the sole and exclusive right to initiate and defend any or all proceedings and actions relating to such trademark.

Sincerely,
THE COCA-COLA COMPANY

By:
Authorized Representative
Date:

ACCEPTED BY:
COCA-COLA ENTERPRISES INC.

By:
Authorized Representative
Date:

III-1

EXHIBIT IV

FORM OF TRANSITION SERVICES AGREEMENT

This Transition Services Agreement (this “TSA”) is by and between The Coca-Cola Company, a Delaware corporation (“TCCC”), and International CCE, Inc., a Delaware corporation (“Splitco”),, and is dated as of [    ], 2010.

WHEREAS, pursuant to that certain Business Separation and Merger Agreement by and among Coca-Cola Enterprises Inc., a Delaware corporation (“CCE”), Splitco, TCCC and Cobalt Subsidiary LLC, a Delaware limited liability company (“Merger Sub”) dated as of the February [    ], 2010 (the “Merger Agreement”), the parties have agreed to enter into this TSA;

WHEREAS, all capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement; and

WHEREAS, pursuant to this TSA, TCCC shall provide or cause to be provided certain services to the Other CCE Businesses, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises, the terms set forth herein and the Merger Agreement, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, each of TCCC and Splitco hereby agrees as follows:

1– Services

a)	TCCC or one of its Affiliates shall provide Splitco and its Affiliates with the Human Resources, Information Technology and Finance services described in the attachment hereto (the “Service Schedules”),[1] which forms part of this TSA, that had been provided in the ordinary course of business to the Other CCE Businesses by the Corporate Segment or the North American Business (including their respective third party service providers) on or in the twelve (12) months prior to the Effective Time (the “Services”).

b)	TCCC and Splitco shall use their commercially reasonable best efforts to negotiate in good faith and execute, on or prior to the Effective Time, a mutually agreeable separate agreement providing that TCCC or one of its Affiliates shall provide Splitco and its Affiliates with the Aviation Services (to be described on a service schedule to such additional agreement and provided in substantially the same level and manner of service as the Services are required to be provided hereunder) that had been provided in the ordinary course of business to the Other CCE Businesses by the Corporate Segment or the North American Business (including their respective third party service providers) on or in the twelve (12) months prior to the Effective Time.

[1]	The Service Schedules attached hereto as of the date of the Merger Agreement are provided as a reference to illustrate the type of schedules that the parties anticipate finalizing and shall not be binding on either party. The parties will negotiate in good faith prior to the Effective Time and agree on and memorialize the final binding version of the Service Schedules.

c)	TCCC and Splitco shall use their commercially reasonable best efforts to negotiate in good faith and execute, on or prior to the Effective Time, a mutually agreeable separate agreement providing that TCCC or one of its Affiliates shall sublease to Splitco and its Affiliates the 14th and 15th floors at 2500 Windy Ridge Parkway, Atlanta, GA 30339, together with all furniture, equipment, fixtures and appurtenances thereto presently located on such floors in substantially the same condition as at the Effective Time and providing that the rental cost for such sublease shall be charged on a pass through basis.

d)	The Services will be performed consistently with this TSA and in substantially the same manner and with substantially the same level of service and degree of quality as they were provided to the Other CCE Businesses in the twelve (12) months prior to the Effective Time. If Services are being provided by third party service providers pursuant to an agreement between the Corporate Segment or the North American Business (as applicable) and such third party service provider, the parties shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to ensure that such third party service provider provides the applicable Services in accordance with the terms of such agreement. In addition, the parties will not, and will cause their respective Affiliates not to, amend any such agreement with a third party service provider in a manner that would reasonably be anticipated to have a material impact on the manner in which the Services are provided without first discussing such amendment with the other party in good faith.

e)	If, after the date of this TSA, Splitco reasonably determines with the consent of TCCC, not to be unreasonably withheld, that a service was unintentionally omitted from the Service Schedules that (i) was provided by the Corporate Segment or the North American Business (including their respective third party service providers) to the Other CCE Businesses in the twelve (12) months prior to the Effective Time and (ii) is reasonably necessary to the conduct of the Other CCE Businesses after the Effective Time, then TCCC shall provide such additional service to the Other CCE Businesses (with such service becoming a Service for purposes of this TSA) and a Service Schedule shall be created for such Service.

f)	Unless specifically set forth elsewhere herein to the contrary, this TSA does not apply to the services to be provided by TCCC (or any of its subsidiaries) to Splitco (or any of its subsidiaries) pursuant to any other Ancillary Agreement.

g)	TCCC is excused from failing to provide Services to the extent such failure is caused by Splitco.

2 – Consents

a)	TCCC and Splitco will reasonably cooperate together to obtain any third party consents needed for provision of the Services pursuant to Section 6.11 of the Merger Agreement.

(i)	TCCC and Splitco shall cooperate to facilitate obtaining any licenses and similar rights to allow Splitco to continue to participate in TCCC system wide master services agreements for information technology hardware and software systems and user applications and other information technology programs in substantially the same manner as had been conducted in the twelve (12) months prior to the Effective Time.

b)	To the extent the parties cannot reasonably obtain such licenses or consents, the parties will work together in good faith and cooperate together pursuant to Section 6.11 of the Merger Agreement to mutually agree on alternative solutions.

3 – Charges

a)	Splitco will pay TCCC the Service Charges (as defined below) on a calendar monthly basis in arrears, within 30 days of receiving TCCC’s written monthly invoice to Splitco, unless Splitco in good faith disputes the amount of Service Charges contained in any such invoice within fifteen (15) days following Splitco’s receipt of such invoice. TCCC’s written monthly invoices shall set forth the Service Charges (itemized by Service and providing reasonable detail as to the extent of Services provided) and any applicable taxes payable by Splitco for such calendar month.

b)	Unless otherwise specifically agreed and set forth in the Service Schedules, each Service shall be provided on a fixed price basis for the annual charge assigned to each such Service (each, a “Service Charge”). The annual Service Charge will be billed on a pro rata monthly basis in arrears for the Services provided during the month for which the bill is rendered. The annual Service Charge assigned to each Service will be calculated based on the cost for such Service (as shown in the Service Schedules) plus 5% of each such cost[2]; except that, notwithstanding the foregoing and anything in the Schedules to the contrary, the portion of third party service provider charges paid by TCCC for Services provided by such third parties to Splitco shall be passed through to Splitco without mark up. If the scope of Services, service levels, or assumptions used to develop the budget or Service Charge change, then the Service Charge will be adjusted in a mutually agreeable manner using the same methodology of cost plus 5% (except for third party pass through charges).

c)	If Splitco, in good faith, disputes any Service Charges, it shall promptly submit to TCCC written notice of such dispute within fifteen (15) days following its receipt of the applicable invoice and, if the parties are unable to resolve such dispute within thirty (30) Business Days after delivery of such written notice, Splitco may withhold from its payment of the relevant invoice only such disputed amounts (except for applicable taxes)

[2]

The parties shall, between the date of the Merger Agreement and the Effective Date, jointly develop and agree on a budget for provision of each Service during the initial 12 month term of the TSA, together with the set of assumptions relied on by the parties in developing such budget. The final agreed budget shall reflect the cost of providing the Services plus a markup of 5% (other than on the third party pass through charges), which shall in turn constitute the Service Charges. The final agreed budget and assumptions shall be incorporated into the Service Schedules that are binding and effective as of the Effective Time. In the event that the term of the TSA is extended pursuant to Section 4(b), the parties will jointly develop and agree on a revised budget (reflecting the cost of providing the Services plus a markup of 5% other than on the third party pass through charges) and set of assumptions that will govern during any such extension period.

during the pendency of dispute resolution during the forty-five (45) subsequent Business Days, during which time the chief financial officers of the parties shall negotiate in good faith to resolve such dispute.

4 – Term and Termination

a)	The parties agree to use commercially reasonable efforts to complete the separation and termination of Services as soon as is reasonably feasible, both for individual Services and overall.

b)	Unless terminated earlier, and except to the extent that longer or shorter periods are specified for particular Services in the Service Schedules, the Services will continue for one year (365 days) following the Effective Date; provided that Splitco may extend Services for a period of up to six (6) additional months, so long as it provides at least two (2) months written notice prior to the end of the initial one year period.

c)	Splitco may terminate any individual Service at the end of any month, so long as it provides at least sixty (60) days prior written notice to TCCC.

d)	TCCC may terminate any individual Service if Splitco fails to pay any undisputed Service charges with respect to such Service within thirty (30) days after the due date and such failure is not cured within that period.

e)	The parties shall use commercially reasonable efforts to cooperate with respect to the transition of Services and documentation following the date of any such termination.

5 – Confidentiality

a)	Each party agrees to maintain on a confidential basis the other party’s confidential information. The obligations in this Section 5 shall survive termination of this TSA or any Services provided hereunder.

6 – Service Separation, Migration & Related Costs

a)	The parties shall cooperate in good faith and use commercially reasonable efforts to reach mutual agreement on Service separation and migration plans and decisions. TCCC agrees that (i) during the first nine (9) months after the Effective Date, TCCC will not materially reduce the number of personnel providing the Services or add material unrelated responsibilities to the personnel providing the Services, except as mutually agreed by the parties or following Services being terminated pursuant to this TSA; and (ii) thereafter during the term of this TSA, prior to materially reducing the number of personnel providing the Services or adding material unrelated responsibilities to the personnel providing the Services, TCCC will notify Splitco in writing of such planned action and discuss such action with Splitco in good faith; provided that the final decision shall be made by TCCC; and provided further that nothing in this Section shall relieve TCCC of the obligation to provide the Services in accordance with the standard set forth in Section 1(b).

b)	Except as specifically provided otherwise in this TSA or the Service Schedules, costs related to Contracts and Shared Contracts will be borne as provided in the Merger Agreement. Operational expenses related to separation activities will be shared equally by TCCC and Splitco (50%-50%). All capital expenditures that are temporary in nature and will be used once or a limited number of times, or otherwise not on a continuing basis, during separation will be shared equally by TCCC and Splitco (50%-50%). All capital expenditures that are sustained or ongoing in nature related to separation activities for Splitco will be paid by Splitco. Other costs related to separation of Services pursuant to this TSA will be borne proportionally according to the party whose business the cost directly benefits (e.g., by TCCC to the extent it is for TCCC’s business, and by Splitco to the extent it is for Splitco’s business). Each party will bear the respective cost of establishing its own independent stand alone Human Resources, Information Technology and Finance services, including migration and integration. This provision applies only to the specific matters and activities covered by this TSA, and does not apply to any other matters (including those specifically covered by the Merger Agreement or Ancillary Agreements other than this TSA).

c)	Splitco and TCCC shall support the activities of their respective transition teams with the intent of enabling the completion of the Service separation and migration plans as soon as practicable. In connection with such support, TCCC shall provide members of Splitco’s transition team with real-time access to office space and appropriate support staff at the offices of TCCC and its Affiliates and Subsidiaries where Services are being provided pursuant to this TSA and shall permit such members to monitor the provision of Services and the Service separation and migration plans. Such Splitco personnel shall be given full access to all systems and information necessary or appropriate to afford them access to all details concerning the Services provided; provided that Splitco shall ensure that such monitoring activities do not interfere with or impair the provision of the Services to Splitco or the provision of other services to TCCC and its Affiliates; and provided further that Splitco shall ensure that such personnel comply at all times with TCCC’s and its Affiliates’ policies and procedures in the performance of such monitoring activities. Splitco shall bear all costs and expenses of such Splitco personnel and their monitoring activity.

7 – Indemnification

a)	Each party (as applicable, an “Indemnifying Party”) shall indemnify, defend and hold harmless the other party, its Affiliates and their respective officers, directors and employees (each, an “Indemnified Party”) from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (including reasonable out of pocket fees actually incurred for outside counsel, accountants and other outside consultants) suffered or incurred as a result of any third party claim against an Indemnified Party to the extent a result of a material breach of this TSA, including the Service Schedules, by the Indemnifying Party. This provision applies only to the specific matters and activities covered by this TSA, and does not apply to any other matters (including those specifically covered by the Merger Agreement or Ancillary Agreements other than this TSA).

8 – Miscellaneous

a)	This TSA and any dispute arising out of, in connection with or relating to this TSA shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof that would require the application of the Laws of a different jurisdiction.

b)	This TSA is not assignable by either party without the prior written consent of the other party; provided, that either Splitco or TCCC, as the case may be, may assign any of its rights under this TSA to any of its respective Affiliates (it being understood that no such assignment shall effect a novation or otherwise relieve the assigning party of any of its obligations hereunder or in any way increase the obligations of the non-assigning party under this TSA); provided, further, that either party may assign its rights and obligations under this TSA in connection with a sale of all or substantially all of its business, whether by sale of assets, merger or otherwise, or in connection with transactions pursuant to the Merger Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this TSA as of the day and year first above written.

THE COCA-COLA COMPANY

By:
Name:
Title:

INTERNATIONAL CCE, INC.

By:
Name:
Title:

EXHIBIT V-1

BOTTLER’S AGREEMENT JURISDICTIONS

Jurisdictions:

Great Britain

France (excluding Corsica)

Belgium

Netherlands

Luxembourg

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EXHIBIT V-2

FORM OF BOTTLER’S AGREEMENT

THIS AGREEMENT, made and entered into with effect from             , by and among THE COCA-COLA COMPANY, a corporation organized and existing under the laws of the State of Delaware, United States of America, with principal offices at One Coca-Cola Plaza, N.W., in the City of Atlanta, State of Georgia 30313, United States of America; THE COCA-COLA EXPORT CORPORATION, a corporation organized and existing under the laws of the State of Delaware, United States of America, with principal offices at One Coca-Cola Plaza, N.W., in the City of Atlanta, State of Georgia 30313, United States of America (The Coca-Cola Company and The Coca-Cola Export Corporation hereinafter collectively or severally referred to as the “Company” unless otherwise specified); and             , a corporation organized and existing under the laws of             , with principal offices at             (hereinafter referred to as the “Bottler”).

WITNESSETH:

WHEREAS,

A.	The Coca-Cola Company is engaged in the manufacture and the sale of beverage bases, essences, and other ingredients and a beverage base concentrate (hereinafter referred to as the “Concentrate”), the formula for which is an industrial secret of The Coca-Cola Company, from which a non-alcoholic beverage syrup or powder (hereinafter referred to as the “Syrup”) is prepared, and is also engaged in the manufacture and sale of the Syrup, which Concentrate or Syrup is used in the preparation of a non-alcoholic beverage product (hereinafter referred to as the “Beverage”) for sale in bottles and other containers and in other forms or manners;

B.	The Coca-Cola Company is the owner of the trade marks including “Coca-Cola” and “Coke” that distinguish the Concentrate, the Syrup, and the Beverage, the trade mark consisting of a Distinctive Bottle in various sizes in which the Beverage has been marketed for many years, the depiction of the Distinctive Bottle, the Dynamic Ribbon device, and the intellectual property embodied in the distinctive trade dress, other design devices and packaging elements associated with the Concentrate, the Syrup and the Beverage (said trade marks “Coca-Cola”, “Coke”, the Distinctive Bottle, the depiction of the Distinctive Bottle, the Dynamic Ribbon device, the intellectual property embodied in the distinctive trade dress, other design devices and packaging elements associated with the Concentrate, the Syrup and the Beverage, and any additional trade marks that The Coca-Cola Company may adopt from time to time to distinguish the Concentrate, the Syrup and the Beverage being hereinafter referred to as the “Trade Marks”);

C.	The Company has the exclusive right to prepare, package, distribute and sell the Beverage and the right to manufacture and sell the Concentrate in , among other countries;

D.	The Coca-Cola Company has designated and authorized certain third parties to supply the Concentrate to the Bottler (said third parties being hereinafter referred to as the “Authorized Suppliers”);

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E.	The Bottler has requested an authorization from the Company to use the Trade Marks in connection with the preparation, packaging, distribution and sale of the Beverage in and throughout a territory as defined and described in this Agreement;

F.	The Company is willing to grant the requested authorization to the Bottler under the terms and conditions set forth in this Agreement.

NOW, THEREFORE, the parties agree as follows:

I.	OBJECT OF THE AGREEMENT

1.	The Company hereby authorizes the Bottler, and the Bottler undertakes, upon the following terms and conditions, to prepare and package the Beverage in such containers as may be approved by the Company in writing from time to time (hereinafter referred to as “Approved Containers”) and to distribute and sell the same under the Trade Marks, in and throughout the following territory (hereinafter referred to as the “Territory”):

[INSERT TERRITORY]

2.	The Company or Authorized Suppliers will sell and deliver to the Bottler such quantities of the Concentrate as may be ordered by the Bottler from time to time, provided that the Bottler will order, and the Company or Authorized Suppliers will sell and deliver to the Bottler, only such quantities of the Concentrate as may be necessary and sufficient to implement this Agreement. In this regard, the Bottler covenants and agrees to buy Concentrate only from the Company or Authorized Suppliers.

3.	The Bottler will use the Concentrate exclusively for the preparation of the Syrup and the preparation and packaging of the Beverage as prescribed from time to time by the Company. The Bottler undertakes not to sell or resell the Concentrate or the Syrup, nor permit the same to fall into the hands of third parties, without the prior written consent of the Company.

4.	The Coca-Cola Company retains the sole and exclusive right at any time to determine the formula, composition or ingredients for the Concentrate and the Beverage.

5.	Except as may be provided herein and for the term of this Agreement, the Company will refrain from selling or distributing, or from causing the sale or distribution of, the Beverage in the Territory in Approved Containers. The Company reserves the rights, however, to prepare and package the Beverage in any container in the Territory for sale outside the Territory, and to prepare, package, distribute or sell, or authorize third parties to prepare, package, distribute or sell, the Beverage in the Territory in any container other than an Approved Container.

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II.	OBLIGATIONS OF THE BOTTLER RELATIVE TO THE MARKETING, PLANNING AND REPORTING

6.	The Bottler covenants and agrees with the Company:

(a)	to make every effort and employ all practicable and approved means to promote, develop and exploit the full potential of the business of preparing, packaging, distributing, marketing and selling the Beverage throughout the Territory by creating, stimulating and expanding continuously the future demand for the Beverage and by satisfying fully and in all respects the current demand therefor;

(b)	to prepare, package, distribute and sell such quantities of the Beverage as shall in all respects satisfy fully every demand for the Beverage within the Territory; however, with the prior written consent of the Company, the Bottler may purchase the Beverage in Approved Containers from parties designated in writing by the Company for resale by the Bottler within the Territory;

(c)	to invest all the capital and to obtain and expend all the funds required for the organization, installation, operation, maintenance and replacement within the Territory of such manufacturing, warehousing, marketing, distribution, delivery, transportation and other facilities and equipment as shall be necessary for the Bottler to comply with its obligations under this Agreement;

(d)	to provide competent and well-trained management and recruit, train, maintain and direct all personnel required, sufficient in every respect to perform all of the obligations of the Bottler under this Agreement;

(e)	to deliver to the Company once in each calendar year a program or plan in writing acceptable to the Company as to form and substance and in accordance with the Bottler’s obligations under this Agreement, showing in detail the activities of the Bottler contemplated for the ensuing twelve-month period or such other period as the Company may prescribe, to prosecute such program or plan diligently, and to deliver to the Company upon its request written reports of the progress of the work in an acceptable form;

(f)	to report to the Company accurate and current information on production, distribution and sales of the Beverage at such intervals, in such detail and in such form as may be requested by the Company;

(g)	to maintain accurate books, accounts and records and to provide to the Company such financial, accounting and other information as the Company may request to enable the Company to determine whether the Bottler is maintaining the consolidated financial capacity reasonably necessary to perform its obligations under this Agreement and in recognition of the Company’s interest in maintaining, promoting and safeguarding the overall performance, efficiency and integrity of the bottling, distribution and sales system;

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(h)	not to sell and/or distribute the Beverage, without the prior written consent of the Company, outside the Territory or to anyone who intends to resell the Beverage outside the Territory; the foregoing prohibition does not apply if the Territory is a Member State or within a Member State of the European Economic Area and the sale results from an order from a customer in another Member State or for export to another Member State; and

(i)	not to actively seek customers nor maintain a branch outside the Territory; however, the Bottler shall have the right to fill unsolicited orders for the Beverage from any customer located within another Member State or for export to another Member State of the European Economic Area.

7.	The Bottler must, for its own account, budget and expend such funds for advertising, marketing and promoting the Beverage as may be reasonably required by the Company to create, stimulate and sustain the demand for the Beverage in the Territory, provided that the Bottler shall submit all advertising, marketing and promotional projects relating to the Trade Marks or the Beverage to the Company for its prior approval, and shall use, publish, maintain or distribute only such advertising, marketing or promotional material relating to the Trade Marks or the Beverage as the Company shall approve and authorize. The Company may agree from time to time and subject to such terms and conditions as it shall stipulate in each case to contribute financially to the Bottler’s marketing programs. The Company may also undertake, at its own expense and independently from the Bottler, any additional advertising or sales promotion activities in the Territory it deems useful or appropriate.

8.	(a)	The Bottler recognizes that the Company has entered into or may enter into agreements similar to this Agreement with other parties outside the Territory and accepts the limitations such agreements may reasonably impose on the Bottler in the conduct of its business under this Agreement. The Bottler further agrees to conduct its business in such a manner so as to avoid conflicts with such other parties, and, in the event of disputes nevertheless arising with such other parties, to make every reasonable effort to settle them amicably.

	(b)	The Bottler will not oppose any additional actions the adoption of which are considered by the Company as necessary and justified in order to protect and improve the sales and distribution system for the Beverage, including, but not limited to, those actions which might be adopted concerning the supply of large and/or special customers whose field of activity transcends the boundaries of the Territory, even if such actions should limit the Bottler’s rights under this Agreement, including measures taken in compliance with the Rules of Competition of the European Union.

9.	The Bottler, recognizing the important benefit to itself and all the other parties referred to in Clause 8(a) above, of a uniform external appearance of the

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distribution and other equipment and materials used under this Agreement, agrees to accept and apply the standards adopted and issued from time to time by the Company for the design and decoration of trucks and other delivery vehicles, cases, cartons, coolers, vending machines and other materials and equipment used in the distribution and sale of the Beverage.

10.	The Bottler acknowledges and agrees that the broadest possible direct distribution and sale of the Beverage to retail outlets and final consumers in the Territory is an essential element in satisfying fully the demand for the Beverage pursuant to this Agreement. Notwithstanding the recognized advantages of direct distribution, the Bottler shall be authorized to distribute and sell the Beverage to wholesalers in the Territory who sell only to retail outlets in the Territory. Any other methods of distribution shall be subject to the prior written consent of the Company.

11.	(a)	In the event any of the Beverage prepared, packaged, distributed or sold by the Bottler is found within the territory of another authorized bottler or authorized distributor within a state that is not a Member State of the European Economic Area (hereinafter referred to as the “Injured Bottler”), then, in addition to all other remedies available to the Company:

		(1)	if the phenomenon persists or reoccurs after the Company has requested the Bottler, in writing, to end or prevent it, by discharging the Bottler’s obligation under Clauses 6(h) and (i), the Company may, in its sole discretion, cancel forthwith the approval for the container(s) of the type which were found in the Injured Bottler’s territory;

		(2)	the Company may charge the Bottler an amount of compensation for the Beverage found in the Injured Bottler’s territory, to include all lost profits, expenses and other costs incurred by the Company and the Injured Bottler; and

		(3)	the Company may purchase any of the Beverage prepared, packaged, distributed or sold by the Bottler which is found in the Injured Bottler’s territory, and the Bottler shall, in addition to any other obligation it may have under this Agreement, reimburse the Company for the Company’s cost of purchasing, transporting and/or destroying such Beverage.

	(b)	In the event the Beverage prepared, packaged, distributed or sold by the Bottler is found in the territory of an Injured Bottler, the Bottler shall make available to representatives of the Company all sales agreements and other records relating to the Beverage and assist the Company in all investigations relating to the sale and distribution of the Beverage outside the Territory.

	(c)	The Bottler shall immediately inform the Company if at any time any solicitation or offer to purchase the Beverage is made to the Bottler by a third party which the Bottler knows or has reason to believe or suspect would result in the Beverage being marketed, sold, resold, distributed or redistributed outside the Territory in breach of this Agreement.

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III.	OBLIGATIONS OF BOTTLER RELATIVE TO THE TRADE MARKS

12.	The Bottler will at all times recognize the validity and ownership of the Trade Marks by The Coca-Cola Company and will not at any time put in issue the validity and ownership of the Trade Marks.

13.	Nothing herein shall give the Bottler any interest in the Trade Marks or the goodwill attaching thereto or in any label, design, container or other visual representations thereof, or used in connection therewith; and the Bottler acknowledges and agrees that all rights and interest created through such usage of the Trade Marks, labels, designs, containers or other visual representations shall inure to the benefit and be the property of The Coca-Cola Company. The Coca-Cola Company and the Bottler agree and understand that there is extended to the Bottler under this Agreement a mere temporary permission, uncoupled with any right or interest, and without payment of any fee or royalty charge, to use said Trade Marks, labels, designs, containers or other visual representations thereof, in connection with the preparation, packaging, distribution and sale of the Beverage in Approved Containers; said use to be in such manner and with the result that all goodwill relating to the same shall accrue to The Coca-Cola Company as the source and origin of such Beverage, and the Company shall be absolutely entitled to determine in every instance the manner of presentation and such other steps necessary or desirable to secure compliance with this Clause 13.

14.	The Bottler shall not adopt or use any name, corporate name, trading name, title of establishment or other commercial designation which includes the words “Coca-Cola”, “Coca”, “Cola”, “Coke”, or any of them, or any name that is confusingly similar to any of them, or any graphic or visual representation of the Trade Marks or any other trade mark or intellectual property owned by The Coca-Cola Company, without the prior written consent of The Coca-Cola Company.

15.	The Bottler covenants and agrees during the term of this Agreement and in accordance with applicable laws:

(a)	not to manufacture, prepare, package, distribute, sell, deal in or otherwise be concerned with any product associated with any trade dress or any container that is an imitation of a trade dress or container in which the Company claims a proprietary interest or which is likely to be confused with or cause confusion or be perceived by consumers as confusingly similar to or be passed off as such trade dress or container;

(b)

not to manufacture, prepare, package, distribute, sell, deal in or otherwise be concerned with any product associated with any trade mark or other designation which is an imitation or infringement of any of the Trade Marks or is likely to cause passing-off of any product which is intended to lead the public to believe that it originates with the Company because of the

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Bottler’s association with the business of manufacturing, preparing, packaging, distributing and selling the Beverage; without in any way limiting the generality of the foregoing, it is hereby expressly understood and stipulated that use of the word “Coca” or local language or phonetic equivalent in any form or fashion, or any word graphically or phonetically similar thereto or in imitation thereof, on any product other than that of The Coca-Cola Company would constitute an infringement of the trade mark “Coca-Cola” or be likely to cause passing-off;

(c)	not to use delivery vehicles, cases, cartons, coolers, vending machines and other equipment bearing the Trade Marks for the distribution and sale of any products which are not identified by the Trade Marks without the prior written consent of the Company;

(d)	during the term of this Agreement and for a period of two (2) years after its termination not to manufacture, prepare, package, distribute, sell, deal in or otherwise be concerned with any other concentrate, beverage base, syrup or beverage which is likely to be confused with or passed off for the Concentrate, Syrup or Beverage; and

(e)	not to acquire or hold, directly or indirectly, any ownership interest in, or enter into any contract or arrangement with respect to the management or control of any person or legal entity, within or outside of the Territory, that engages in any of the activities prohibited under this Clause 15.

The covenants herein contained apply not only to the activities with which the Bottler may be directly concerned, but also to activities with which the Bottler may be indirectly concerned through ownership, control, management, partnership, agreement or otherwise, and whether located within or outside of the Territory.

16.	It is understood and agreed among the parties that in the event that either:

(a)	a third party which is in the opinion of the Company directly or indirectly through ownership, control, management or otherwise, concerned with the manufacture, preparation, packaging, distribution or sale of any product specified in Clause 15 hereof shall acquire or otherwise obtain control or any direct or indirect influence on the management of the Bottler; or

(b)	any person, firm or company having majority ownership or direct or indirect control of the Bottler or who is directly or indirectly controlled either by the Bottler or by any third party which has control or any direct or indirect influence in the opinion of the Company on the management of the Bottler, shall engage in the preparation, packaging, distribution or sale of any products specified in Clause 15 hereof;

then the Company shall have the right to terminate this Agreement forthwith without liability for damages unless the third party making such acquisition referred to in subclause (a) hereof or the person, firm or company referred to in subclause (b) hereof shall, on being notified in writing by the Company of its

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intention to terminate as aforesaid, agrees to discontinue, and shall in fact discontinue, the manufacture, preparation, packaging, distribution or sale of such product(s) within a reasonable period not exceeding six (6) months from the date of notification.

IV.	OBLIGATIONS OF BOTTLER RELATIVE TO THE PREPARATION AND PACKAGING OF THE BEVERAGE

17.	(a)	The Bottler covenants and agrees to use only the Concentrate in preparing the Syrup and the Syrup only for preparing and packaging the Beverage, in strict adherence to and compliance with the written instructions issued to the Bottler from time to time by the Company. The Bottler further covenants and agrees that, in preparing, packaging and distributing the Beverage, the Bottler shall at all times conform to the standards, including quality, hygienic, environmental and otherwise, established in writing from time to time by the Company and comply with all applicable legal requirements.

	(b)	The Bottler, recognizing the importance of identifying the source of manufacture of the Beverage in the market, agrees to use identification codes on all packaging materials for the Beverage, including Approved Containers and non-returnable cases. The Bottler further agrees to install, maintain and use the necessary machinery and equipment required for the application of such identification codes. The Company shall provide the Bottler, from time to time, with necessary instructions in writing regarding the forms of the identification codes to be used by the Bottler in that connection, and the production and sales records to be maintained by the Bottler.

	(c)	In the event the Company determines or becomes aware of the existence of any quality or technical problems relating to the Beverage or Approved Containers in respect of the Beverage, the Company may require the Bottler to take all necessary action to recall all of the Beverage or withdraw immediately any such Beverage from the market or the trade, as the case may be. The Company shall notify the Bottler by telephone, fax, e-mail or any other form of immediate communication with written confirmed receipt, of the decision by the Company to require the Bottler to recall such Beverage or withdraw such Beverage from the market or trade, and the Bottler shall, upon receipt of such notice, immediately cease distribution of such Beverage and take such other actions as may be required by the Company in connection with the recall of such Beverage or withdrawal of such Beverage from the market or trade.

	(d)	In the event the Bottler determines or becomes aware of the existence of quality or technical problems relating to the Beverage or Approved Containers in respect of the Beverage, then the Bottler shall immediately notify the Company by telephone, fax, e-mail or any other form of immediate communication with written confirmed receipt. This notification

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shall include: (1) the identity and quantities of the Beverage involved, including the specific Approved Containers, (2) coding data and (3) all other relevant data that will assist in tracing such Beverage.

The Bottler shall permit the Company, its officers, agents or designees, at all times to enter and inspect the facilities, equipment and methods used by the Bottler, whether directly or incidentally, in or for the preparation, packaging, storage and handling of the Beverage to ascertain whether the Bottler is complying with the terms of this Agreement, including, but not limited to Clauses 17, 21 and 34. The Bottler also agrees to provide the Company with all the information regarding Bottler’s compliance with the terms of this Agreement, including, but not limited to, Clauses 17, 21 and 34, as the Company may request from time to time.

18.	The Bottler shall submit to the Company, at the Bottler’s expense, samples of the Syrup, the Beverage and of materials used in the preparation of the Syrup and the Beverage, in accordance with instructions that the Company may give from time to time.

19.	(a)	In the packaging, distribution and sale of the Beverage, the Bottler shall use only such Approved Containers and closures, cases, cartons, labels and other packaging materials approved from time to time by the Company, and the Bottler shall purchase such items only from manufacturers who have been authorized in writing by the Company to manufacture the items to be used in connection with the Trade Marks and the Beverage. The Company shall use its best efforts to approve two or more manufacturers of such items, it being understood that said approved manufacturers may be located within or outside of the Territory.

	(b)	The Bottler shall inspect Approved Containers and closures, cases, cartons, labels and other packaging materials to be used in connection with the Beverage and shall use only those items which the Bottler has determined comply with both the standards established by applicable laws in the Territory and the standards and specifications prescribed by the Company. The Bottler shall assume independent responsibility in connection with the use of such Approved Containers, closures, cases, cartons, labels and other packaging materials which the Bottler has determined conform to such standards.

	(c)	The Bottler shall maintain at all times a sufficient stock of Approved Containers, closures, cases, cartons, labels and other packaging materials to satisfy fully the demand for the Beverage in the Territory.

20.	(a)	The Bottler recognizes that increases in the demand for the Beverage, as well as changes in the Approved Containers, may from time to time require modifications or other changes in respect of its existing manufacturing, packaging, delivery or vending equipment or require the purchase of additional manufacturing, packaging, delivery or vending equipment. The Bottler agrees to make such modifications to existing equipment and to purchase and install such additional equipment as necessary with sufficient

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lead time to enable the introduction of new Approved Containers and the preparation and packaging of the Beverage in accordance with the continuing obligations of the Bottler to develop, stimulate and satisfy fully every demand for the Beverage in the Territory.

	(b)	In the event the Bottler uses refillable Approved Containers in the preparation, packaging, distribution and sale of the Beverage, the Bottler agrees to invest the necessary capital and to appropriate and expend such funds as may be required from time to time to establish and maintain an adequate inventory of refillable Approved Containers. In order to ensure the continuing quality and appearance of said inventory of refillable Approved Containers, the Bottler further agrees to replace all or part of the inventory of refillable Approved Containers as may be reasonably necessary and in accordance with the obligations of the Bottler pursuant to this Agreement.

	(c)	The Bottler shall not use or permit the use of the Approved Containers, closures, cases, cartons, labels and other packaging materials referred to in this Agreement for any purpose, except in connection with the Beverage and shall not refill or otherwise reuse any non-refillable Approved Containers that have been previously used.

21.	(a)	The Bottler shall be solely responsible in carrying out its obligations herein for compliance with all statutes, regulations and by-laws issued by government or local or other competent authorities applicable in the Territory, and shall inform the Company forthwith of any provision thereof which would prevent or limit in any way strict compliance by the Bottler with its obligations herein.

	(b)	Without limiting the generality of the foregoing, the Bottler covenants and agrees to comply at all times with (i) all environmental, health and safety laws, regulations, and other legal requirements issued by government authorities applicable in the Territory and (ii) the Company’s environmental management standards or program as issued from time to time in writing.

V.	CONDITIONS OF PURCHASE AND SALE

22.	(a)	The Company reserves the right, by giving written notice to the Bottler, to establish and to revise from time to time and at any time, in its sole discretion, the price of the Concentrate, the Authorized Supplier, the supply point and alternate supply points for the Concentrate, the conditions of shipment and payment, and the currency or currencies acceptable to the Company or the Authorized Suppliers.

	(b)	If the Bottler is unwilling to pay the revised price in respect of the Concentrate, then the Bottler shall so notify the Company in writing within thirty (30) days from receipt of the written notice from the Company revising the aforesaid price. In such event, this Agreement shall terminate automatically without liability by any party for damages three (3) calendar months after receipt of the Bottler’s notification.

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(c)	Any failure on the part of the Bottler to notify the Company in respect of the revised price of the Concentrate pursuant to subclause (b) hereof shall be deemed to be acceptance by the Bottler of the revised price.

(d)	The Company reserves the right, to the extent permitted by the law applicable in the Territory, to establish and to revise, by giving written notice to the Bottler, maximum prices at which the Beverage in Approved Containers may be sold by the Bottler to wholesalers and retailers and the maximum retail prices for the Beverage. It is recognized in this regard that the Bottler may sell the Beverage to wholesalers and retailers and authorize the retail sale of the Beverage at prices which are lower than the maximum prices. The Bottler shall not, however, increase the maximum prices established or revised by the Company at which the Beverage in Approved Containers may be sold to wholesalers and retailers nor authorize an increase in the maximum prices for the Beverage without the prior written consent of the Company.

(e)	The Bottler undertakes to collect from or charge to retail or wholesale outlets, as applicable, for each refillable Approved Container and each returnable case delivered to retail or wholesale outlets, such deposits as the Company may determine from time to time by giving written notice to the Bottler, and to make all reasonably diligent efforts to recover all empty refillable Approved Containers and cases and, upon recovery, to refund or to credit the deposits for said refillable Approved Containers and returnable cases returned undamaged and in good condition.

VI.	DURATION AND TERMINATION OF AGREEMENT

23.	(a)	This Agreement shall expire, without notice, on , unless it has been earlier terminated as provided herein. It is recognized and agreed among the parties hereto that the Bottler shall have no right to claim a tacit renewal of this Agreement.

	(b)	If the Bottler has fully complied with all the terms, covenants, conditions and stipulations of this Agreement throughout its term, and the Bottler is capable of the continued promotion, development and exploitation of the full potential of the business of the preparation, packaging, distribution and sale of the Beverage, the Bottler may request an extension of this Agreement for an additional term of TEN (10) years. The Bottler may request such extension by giving written notice to the Company at least six (6) months but not more than twelve (12) months prior to the expiration date of this Agreement. The request by the Bottler for such extension shall be supported by such documentation as the Company may request, including documentation relating to the Bottler’s compliance with the

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performance obligations under this Agreement and supporting the continued capability of the Bottler to develop, stimulate and satisfy fully the demand for the Beverage within the Territory. If the Bottler has, in the sole discretion of the Company, satisfied the conditions for the extension of this Agreement, then the Company may, by written notice, agree to extend this Agreement for such additional term or such lesser period as the Company may determine.

	(c)	At the expiration of any such additional term, this Agreement shall expire finally without further notice, and the Bottler shall have no right to claim a tacit renewal of this Agreement.

24.	(a)	This Agreement may be terminated by the Company or the Bottler forthwith and without liability for damages by written notice given by the party entitled to terminate to the other party:

		(1)	if the Company, the Authorized Suppliers or the Bottler cannot legally obtain foreign exchange to remit abroad in payment of imports of the Concentrate or the ingredients or materials necessary for the manufacture of the Concentrate, the Syrup or the Beverage; or

		(2)	if any part of this Agreement ceases to be in conformity with the laws or regulations applicable in the Territory and, as a result thereof, or as a result of any other laws affecting this Agreement, any one of the material stipulations herein cannot be legally performed or the Syrup cannot be prepared, or the Beverage cannot be prepared or sold in accordance with the instructions issued by the Company pursuant to Clause 17 above, or if the Concentrate cannot be manufactured or sold in accordance with the Company’s formula or the standards prescribed by it.

	(b)	This Agreement may be terminated forthwith by the Company without liability for damages:

		(1)	if the Bottler becomes insolvent, or if a petition in bankruptcy is filed against or on behalf of the Bottler which is not stayed or dismissed within one hundred and twenty (120) days, or if the Bottler passes a resolution for winding up, or if a winding up or judicial management order is made against the Bottler, or if a receiver is appointed to manage the business of the Bottler, or if the Bottler enters into any judicial or voluntary scheme of composition with its creditors or concludes any similar arrangements with them or makes an assignment for the benefit of creditors; or

		(2)	in the event of the Bottler’s dissolution, nationalization or expropriation, or in the event of the confiscation of the production or distribution assets of the Bottler.

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25.	(a)	This Agreement may also be terminated by the Company or the Bottler without liability for damages if the other party fails to observe any one or more of the terms, covenants or conditions of this Agreement, and fails to remedy such default(s) within sixty (60) days after such party has been given written notice of such default(s).

(b)	In addition to all other remedies to which the Company may be entitled hereunder, if at any time the Bottler fails to follow the instructions or to maintain the standards prescribed by the Company or required by applicable laws in the Territory for the preparation and packaging of the Syrup or the Beverage, the Company shall have the right to prohibit the production of the Syrup or the Beverage until the default has been corrected to the Company’s satisfaction, and the Company may demand the suspension of distribution and delivery of the Beverage and further demand the recall or withdrawal from the market or trade, at the Bottler’s expense, of the Beverage not in conformity with or not manufactured in conformity with such instructions, standards or requirements, and the Bottler shall promptly comply with such prohibition or demand. During the period of such prohibition of production, the Company shall be entitled to suspend deliveries of the Concentrate to the Bottler and to supply the Beverage or to arrange for others to supply the Beverage in the Territory. No prohibition or demand shall be deemed a waiver of the rights of the Company to terminate this Agreement pursuant to this Clause 25.

26.	Upon the expiration or earlier termination of this Agreement:

(a)	the Bottler shall not thereafter prepare, package, distribute or sell the Beverage or make any use of the Trade Marks, Approved Containers, closures, cases, cartons, labels, other packaging material or advertising, marketing or promotional material used or which are intended for use by the Bottler solely in connection with the preparation, packaging, distribution and sale of the Beverage;

(b)	the Bottler shall forthwith eliminate all references to the Company, the Beverage and the Trade Marks from the premises, delivery vehicles, vending machines, coolers and other equipment of the Bottler and from all business stationery and all written, graphic, electromagnetic, digital or other advertising, marketing or promotional material used or maintained by the Bottler, and the Bottler shall not thereafter hold forth in any manner whatsoever that the Bottler has any connection with the Company, the Beverage or the Trade Marks;

(c)

the Bottler shall forthwith deliver to the Company or a third party, in accordance with such instructions as the Company shall give, all of the Concentrate, Beverage in Approved Containers, usable Approved Containers bearing the Trade Marks or any of them, closures, cases, cartons, labels and other packaging materials bearing the Trade Marks and advertising material for the Beverage still in the Bottler’s possession or

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under its control, and the Company shall, upon delivery thereof pursuant to such instructions, pay to the Bottler a sum equal to the reasonable market value of such supplies or materials, provided that the Company will accept and pay for only such supplies or materials as are in first-class and usable condition; and provided further that all Approved Containers, closures, cases, cartons, labels and other packaging materials and advertising materials bearing the name of the Bottler and any such supplies and materials which are unfit for use according to the Company’s standards shall be destroyed by the Bottler without cost to the Company; and provided further that, if this Agreement is terminated in accordance with the provisions of Clauses 16, 22(b), 24(a), 25 or 27 or as a result of any of the contingencies provided in Clause 30 (including termination by operation of law), or if the Agreement is terminated by the Bottler for any reason other than in accordance with or as a result of the operation of Clauses 22(b) or 25, the Company shall have the option, but no obligation, to purchase from the Bottler the supplies and materials referred to above; and

(d)	all rights and obligations hereunder, whether specifically set out or whether accrued or accruing by use, conduct or otherwise, shall expire, cease and end, excepting all provisions concerning the obligations of the Bottler as set forth in Clauses 11(a)(2) and (a)(3) and 12, 13, 14, 26, 31, 32, 33(a), 33(c) and 33(d), all of which shall continue in full force and effect, provided always that this provision shall not affect any rights the Company may have against the Bottler in respect of any claim for nonpayment of any debt or account owed by the Bottler to the Company or its Authorized Suppliers.

VII.	OWNERSHIP AND CONTROL OF THE BOTTLER

27.	It is recognized and acknowledged among the parties hereto that the Company has a vested and legitimate interest in maintaining, promoting and safeguarding the overall performance, efficiency and integrity of the Company’s international bottling, distribution and sales system. It is further recognized and acknowledged among the parties hereto that this Agreement has been entered into by the Company intuitu personae and in reliance upon the identity, character and integrity of the owners, controlling parties and managers of the Bottler, and the Bottler warrants having made to the Company prior to the execution hereof a full and complete disclosure of the owners and of any third parties having a right to, or power of, control or management of the Bottler. It is therefore agreed among the parties hereto that notwithstanding the provisions of Clause 16 or any other provision of this Clause 27, in the event of any change, due to any cause, of the real persons or legal entities having direct or indirect ownership or control of the Bottler, including any changes of the share-owner composition of such entities, the Company, in its sole discretion, may terminate this Agreement forthwith and without liability for damages. The Bottler, therefore, covenants and agrees:

(a)	not to assign, transfer, pledge or in any way encumber this Agreement or any interest herein or rights hereunder, in whole or in part, to any third party or parties without the prior written consent of the Company;

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(b)	not to delegate performance of this Agreement, in whole or in part, to any third party or parties without the prior written consent of the Company;

(c)	to notify the Company promptly in the event of or upon obtaining knowledge of any third party action which may or will result in any change in the ownership or control of the Bottler;

(d)	to make available from time to time and at the request of the Company complete records of current ownership of the Bottler and full information concerning any third party or parties by whom it is controlled, directly or indirectly;

(e)	to the extent the Bottler has any legal control over changes in the ownership or control of the Bottler, not to initiate or implement, consent to or acquiesce in any such change without the prior written consent of the Company; and

(f)	if the Bottler is organized as a partnership, not to change the composition of such partnership by the inclusion of any new partners or the release of existing partners without the prior written consent of the Company.

In addition to the foregoing provisions of this Clause 27, if a proposed change in ownership or control of the Bottler involves a direct or indirect transfer to or acquisition of ownership or control of the Bottler, in whole or in part, by a person or entity authorized by the Company to manufacture, sell, distribute or otherwise deal in any beverage products and/or any Trade Marks of the Company (the “Acquiror Bottler”), the Company may request any and all information it considers relevant from both the Bottler and the Acquiror Bottler in order to make its determination as to whether to consent to such change. In any such circumstances, the parties hereto, recognizing and acknowledging the vested and legitimate interest of the Company in maintaining, promoting and safeguarding the overall performance, efficiency and integrity of the Company’s international bottling, distribution and sales system, expressly agree that the Company may consider all and any factors, and apply any criteria that it considers relevant in making such determination.

It is further recognized and agreed among the parties hereto that the Company, in its sole discretion, may withhold consent to any proposed change in ownership or other transaction contemplated in this Clause 27, or may consent subject to such conditions as the Company, in its sole discretion, may determine. The parties hereto expressly stipulate and agree that any violation by the Bottler of the foregoing covenants contained in this Clause 27 shall entitle the Company to terminate this Agreement forthwith without liability for damages; and, furthermore, in view of the personal nature of this Agreement, that the Company shall have the right to terminate this Agreement without liability for damages if

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any other third party or parties should obtain any direct or indirect interest in the ownership or control of the Bottler, even when the Bottler had no means to prevent such a change, if, in the opinion of the Company, such change either enables such third party or parties to exercise a decisive influence over the management of the Bottler or materially alters the ability of the Bottler to comply fully with the terms, obligations and conditions of this Agreement.

28.	The Bottler shall, prior to the issue, offer, sale, transfer, trade or exchange of any of its shares of stock or other evidence of ownership, its bonds, debentures or other evidence of indebtedness, or the promotion of the sale of the above, or stimulation or solicitation of the purchase or an offer to sell thereof, obtain the written consent of the Company whenever the Bottler uses in this connection the name of the Company or the Trade Marks or any description of the business relationship with the Company in any prospectus, advertisement or other sales efforts. The Bottler shall not use the name of the Company or the Trade Marks or any description of the business relationship with the Company in any prospectus or advertisement used in connection with the Bottler’s acquisition of any shares or other evidence of ownership in a third party without the Company’s prior written consent.

VIII.	GENERAL PROVISIONS

29.	The Company may assign any of its rights and delegate all or any of its duties or obligations under this Agreement to one or more of its subsidiaries or related companies provided, however, that any such delegation shall not relieve the Company from any of its contractual obligations under this Agreement. In addition, the Company, in its sole discretion, may through written notice to the Bottler appoint a third party as its representative to ensure that the Bottler carries out its obligations under this Agreement, with full powers to oversee the Bottler’s performance and to require from the Bottler its compliance with all the terms and conditions of this Agreement.

30.	Neither the Company nor the Bottler shall be liable for failure to perform any of their respective obligations hereunder when such failure is caused by or results from:

(a)	strike, blacklisting, boycott or sanctions imposed by a sovereign nation or supra-national organization of sovereign nations, however incurred; or

(b)	act of God, force majeure, public enemies, authority of law and/or legislative or administrative measures (including the withdrawal of any government authorization required by any of the parties to carry out the terms of this Agreement), embargo, quarantine, riot, insurrection, a declared or undeclared war, state of war or belligerency or hazard or danger incident thereto; or

(c)	any other cause whatsoever beyond their respective control.

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In the event the Bottler is unable to perform its obligations as a consequence of any of the contingencies set forth in this Clause 30, and for the duration of such inability, the Company and Authorized Suppliers shall be relieved of their respective obligations under Clauses 2 and 5; and provided that, if any such failure by any party shall persist for a period of six (6) months or more, any of the parties hereto may terminate this Agreement without liability for damages.

31.	(a)	The Coca-Cola Company reserves the sole and exclusive right to institute any civil, administrative or criminal proceedings or actions, and generally to take or seek any available legal remedy it deems desirable, for the protection of its reputation, Trade Marks, and other intellectual property rights, as well as for the protection of the Concentrate, the Syrup and the Beverage, and to defend any action affecting these matters. At the request of The Coca-Cola Company, the Bottler will render assistance in any such action. The Bottler shall not have any claim against the Company as a result of such proceedings or action or for any failure to institute or defend such proceedings or action. The Bottler shall promptly notify the Company of any litigation or proceedings instituted or threatened affecting these matters. The Bottler shall not institute any legal or administrative proceedings against any third party which may affect the interests of the Company without the prior written consent of the Company.

(b)	The Coca-Cola Company has the sole and exclusive right and responsibility to initiate and defend all proceedings and actions relating to the Trade Marks. The Coca-Cola Company may initiate or defend any such proceedings or actions in its own name or require the Bottler to institute or defend such proceedings or actions either in its own name or in the joint names of the Bottler and The Coca-Cola Company.

32.	(a)	The Bottler agrees to consult with the Company on all product liability claims, proceedings or actions brought against the Bottler in connection with the Beverage or Approved Containers and to take such action with respect to the defense of any such claim or lawsuit as the Company may reasonably request in order to protect the interests of the Company in the Beverage, the Approved Containers or the goodwill associated with the Trade Marks.

(b)	The Bottler shall indemnify and hold harmless the Company, its affiliates and their respective officers, directors and employees from and against all costs, expenses, damages, claims, obligations and liabilities whatsoever arising from facts or circumstances not attributable to the Company including, but not limited to, all costs and expenses incurred in settling or compromising any of the same arising out of the preparation, packaging, distribution, sale or promotion of the Beverage by the Bottler, including, but not limited to, all costs arising out of the acts or defaults, whether negligent or not, of the Bottler, the Bottler’s distributors, suppliers and wholesalers.

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(c)	The Bottler shall obtain and maintain a policy of insurance with insurance carriers satisfactory to the Company giving full and comprehensive coverage both as to amount and risks covered in respect of matters referred to in subclause (b) above (including the indemnity contained therein) and shall on request produce evidence satisfactory to the Company of the existence of such insurance. Compliance with this Clause 32(c) shall not limit or relieve the Bottler from its obligations under Clause 32(b) hereof.

33.	The Bottler covenants and agrees:

(a)	that it will make no representations or disclosures to public or government authorities or to any other third party, relating to the Concentrate, the Syrup or the Beverage without the prior written consent of the Company;

(b)	in the event that the Bottler is publicly listed or traded, it will disclose to the Company any financial or other information relating to the performance or prospects of the Bottler at the same time as the Bottler is required to disclose such information pursuant to the regulations of the stock exchange or the securities or corporations law applicable to the Bottler;

(c)	that it will at all times, both during the continuance and after termination of this Agreement, keep strictly confidential all secret and confidential information including, without limiting the generality of the foregoing, mixing instructions and techniques, sales, marketing and distribution information, projects and plans, relating to the subject matter of this Agreement, which the Bottler may receive from the Company, or in any other manner, and to ensure that such information shall be made known only to those officers, directors and employees bound by reasonable provisions incorporating the secrecy obligations set out in this Clause; and

(d)	that upon the expiration or earlier termination of this Agreement, it will forthwith hand over to the Company or to whomever the Company may direct all written or graphic, electromagnetic, computerized, digital or other materials comprising or containing any information subject to the obligation of confidentiality hereunder.

34.	The Bottler agrees to inform the Company:

(1)	When a Country or Channel in the Territory becomes subject to the terms of the Undertaking given by the Bottler to the European Commission (the “Undertaking”), or ceases to be subject to the Undertaking because the applicable thresholds set out in the Undertaking are not met.

(2)	Of any action it becomes aware of that is initiated by a third party before a competent regulatory authority or court, in which it is alleged that the Bottler has violated any of the terms of the Undertaking.

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(3)	Of steps it has taken to ensure compliance with the Undertaking.

(4)	If at any time during the term of this Agreement or the period of the Undertaking, it intends to contact the European Commission or a national competition authority in any country in the European Economic Area on any matter relating to the Undertaking or on a provision of this Agreement that relates to the Undertaking.

35.	The Company and the Bottler recognize that incidents may arise which can threaten the reputation and business of the Bottler and/or negatively affect the good name, reputation and image of The Coca-Cola Company and the Trade Marks. In order to address such incidents, including but not limited to any questions of quality of the Beverage that may occur, the Bottler will designate and organize an incident management team and inform the Company of the members of such team. The Bottler further agrees to cooperate fully with the Company and such third parties as the Company may designate and coordinate all efforts to address and resolve any such incident consistent with procedures for crisis management that may be issued to the Bottler by the Company from time to time.

36.	In the event of any provisions of this Agreement being or becoming legally ineffective or invalid, the validity or effect of the remaining provisions of this Agreement shall not be affected; provided that the invalidity or ineffectiveness of the said provisions shall not prevent or unduly hamper performance hereunder or prejudice the ownership or validity of the Trade Marks. The right to terminate in accordance with Clause 24(a)(2) is not affected hereby.

37.	(a)	As to all matters and things herein mentioned, this Agreement, as may be amended or supplemented in writing from time to time, shall constitute the only agreement among the Company and the Bottler. All prior agreements of any kind whatsoever among the parties relating to the subject matter are cancelled hereby; provided, however, that any written representations made by the Bottler upon which the Company relied in entering into this Agreement shall remain binding upon the Bottler.

(b)	Any waiver or modification of, or alteration or addition to, this Agreement or any of its provisions, shall not be binding upon the Company or the Bottler unless same shall be executed by duly authorized representatives of the Company and the Bottler.

(c)	All written notices given pursuant to this Agreement shall be by courier, telefax, hand or registered (air) mail and shall be deemed to be given on the date such notice is dispatched, such hand delivery is effected, or such registered letter is mailed. Such written notices shall be addressed to the last known address of the party concerned. Each party shall promptly advise the other parties of any change in its address.

38.	Failure of the Company to exercise promptly any right herein granted, or to require strict performance of any obligation undertaken herein by the Bottler,

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shall not be deemed to be a waiver of such right or of the right to demand subsequent performance of any and all obligations herein undertaken by the Bottler.

39.	The Bottler is an independent contractor and is not an agent of, or a partner or joint venturer with, the Company. The Bottler agrees that it will neither represent, nor allow itself to be held out as an agent of, or partner or joint venturer with the Company.

40.	The headings herein are solely for the convenience of the parties and shall not affect the interpretation of this Agreement.

41.	This Agreement shall be interpreted, construed and governed by and in accordance with the laws of , without giving effect to any applicable principles of choice or conflict of laws.

IN WITNESS WHEREOF, The Coca-Cola Company and The Coca-Cola Export Corporation in Atlanta, Georgia, United States of America, and the Bottler in                     , have caused these presents to be executed in triplicate by the duly authorized person or persons on their behalf on the dates indicated below.

THE COCA-COLA COMPANY		[BOTTLER]

By:		By:
	Authorized Representative		Authorized Representative

Date:		Date:

THE COCA-COLA EXPORT CORPORATION

By:
Authorized Representative

Date:

V-2-20